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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-136444

        2,900,000 Shares

COMMON STOCK

        Willdan Group, Inc. is offering 2,000,000 shares of its common stock, and a selling stockholder is offering 900,000 shares of common stock. We estimate we will use approximately $6.3 million of the net proceeds of this offering to fund the final S Corporation distribution to our existing stockholders, of which approximately $3.4 million will be distributed to our officers, directors and other significant employees. We will not receive any proceeds from the sale of shares by the selling stockholder.

        This is our initial public offering, and no public market currently exists for our shares.

        Our common stock has been approved to be listed on the Nasdaq Global Market under the symbol "WLDN".

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Willdan Group	Proceeds to Selling Stockholder
Per Share	$10.00	$0.70	$9.30	$9.30
Total	$29,000,000	$2,030,000	$18,600,000	$8,370,000

        We have granted the underwriter the right to purchase up to an additional 435,000 shares to cover over-allotments.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriter expects to deliver the shares to purchasers on November 27, 2006.

Wedbush Morgan Securities

The date of this prospectus is November 20, 2006

        We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

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PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" beginning on page 9, and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision.

WILLDAN GROUP, INC.

Overview

        We are a leading provider of outsourced services to small and mid-sized public agencies in California and other western states. Outsourcing enables these agencies to provide a wide range of specialized services, without having to incur and maintain the overhead necessary to develop staffing in-house. We provide a broad range of services to public agencies, including:

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  civil engineering;

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  building and safety services;

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  geotechnical engineering;

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  financial and economic consulting; and

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  disaster preparedness and homeland security.

        We operate our business through a network of over 20 offices located throughout California and other western states and have a staff of 668 as of September 29, 2006 that includes licensed engineers and other professionals. Our core clients are public agencies in communities with populations ranging from 10,000 to 300,000 people. We believe communities of this size are underserved by large private sector outsourcing companies that tend to focus on securing large federal and state projects, as well as projects for the private sector. We seek to establish a close working relationship with our public agency clients and, over time, to expand the breadth and depth of the services we provide to them.

        While we currently serve communities throughout the country, our business is concentrated in California and neighboring states. We provide services to approximately 60% of the 478 cities and over 60% of the 58 counties in California. We also serve special districts, school districts and other public agencies.

Market Opportunity

        As the population of the United States continues to grow, cities, counties and local agencies face the increased challenges of building the infrastructure and providing the services required by their growing constituencies. These entities increasingly are turning to privatization as a way to supplement their in-house ability to deliver services.

        Much of the western United States, particularly in California, is characterized by strong county governments that oversee large tracts of land. Beginning in the 1960's, cities and towns in California began to contract for governmental services, such as police and fire, from the counties in which they were located. Over time, this form of outsourcing extended to private companies, which provided ready access to expertise, without the corresponding financial commitment to the hiring of permanent staff. Today the privatization of services is particularly well established in California and the western United States, where hundreds of communities currently utilize contract services.

        Conversely, we believe that much of the northeastern, midwestern and southern sections of the United States were developed by the creation of densely populated, major urban areas that are surrounded by small towns, villages and cities, many of which chose to establish their own governmental operations, and provide discrete police, fire, building and safety, public works and other services to their constituents. As the infrastructure in these communities deteriorates, we believe outsourcing to the private sector will become a logical alternative to developing in-house expertise and staffing to rehabilitate the existing public infrastructure.

        We believe the market for privatized governmental services is being driven by a number of factors, including:

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    population growth, which leads to a need for increased capacity in government services and infrastructure;

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    demand by constituents for a wider variety of services;

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    the creation of new municipalities and the growth of smaller communities, which creates the need to obtain highly specialized services without incurring the costs of hiring permanent staffing and the associated support structure;

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    the deterioration of local infrastructures, especially in aging areas; and

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    government funding programs, such as federal homeland security grants and various state legislation, that provide funds for local communities to provide services to their constituents.

Competitive Strengths

        Founded over 40 years ago, we have a well-established track record of providing a wide range of privatized services to the public sector. We have developed the experience base, professional staff and support technology and software necessary to quickly and effectively respond to the needs of our clients. We believe we have developed a reputation within our industry as problem solvers across a broad range of client issues. Some of our competitive strengths include:

        Quality of Service.    We pride ourselves on the quality of service that we provide to our clients. The work that we compete for is awarded primarily based on the company's qualifications, rather than the fees proposed. We believe that our service levels, experience and expertise satisfy even the most rigorous qualification standards.

        Broad range of services.    As the needs of our public sector clients have evolved, we have developed service capabilities complementary to our core engineering business, including building and safety services, financial and economic services, planning services, geotechnical services, code enforcement services and, most recently, disaster planning and homeland security services. Further, we have developed the capability to deliver multiple services in a cohesive manner to better serve our client communities as a whole.

        Strategic locations in key markets.    Local agencies want professionals who understand their local needs. We deliver our services through a network of over 20 offices dispersed throughout the western United States. Each of our offices is staffed with quality professionals, including former management level public sector employees, such as planners, engineers, inspectors, and police and fire department personnel. These professionals understand the local and regional markets in which they work. In addition, we operate in some of the fastest growing states, counties and cities in the United States.

        Strong, long-term client relationships.    We have developed strong relationships with our public agency clients, some of whom we have worked with for over 25 years.

        Experienced, talented, and motivated employees.    Our staff consists of seasoned professionals with a broad array of specialties, and a strong customer service orientation. Our executive officers have an average of more than 25 years of experience in or supporting the public sector.

Key Business Strategies

        We intend to pursue the following strategies to increase our revenue and market share and profitably expand our business:

        Continue to focus on small to mid-sized public agencies.    We focus on providing our services to small to mid-sized municipalities, counties, special districts and other public agencies and will continue to do so for the foreseeable future. We believe that these markets are underserved by large outsourcing companies that tend to focus on securing large federal and state projects, as well as projects for the private sector.

        Provide new service offerings and cross-sell existing services.    We intend to continue to expand our service offerings and to cross-sell additional services to existing clients. A recent example is the creation of our subsidiary, American Homeland Solutions, to provide homeland security and public safety consulting services to our core client base of local and regional public agencies.

        Expand our business geographically.    We have identified several high-growth regions in the United States, particularly in the Sunbelt, where we intend to pursue expansion of our business. We recently began serving communities in Colorado and Utah and have opened offices in the states of Washington and Florida to capitalize on growth opportunities in these areas. We intend to explore entering new markets through new office openings with key hires and through strategic acquisitions.

        Continue to attract and retain valuable employees.    We believe we are able to attract and retain valuable employees as a result of having developed a strong reputation for providing quality services to our public agency clients. We will continue to seek to make key hires, individually and through acquisitions, to facilitate both geographic expansion and new service offerings.

Risk Factors

        An investment in our common stock involves risks. Please see the section of this prospectus entitled "Risk Factors" for a discussion of the factors you should consider before deciding to invest in our common stock. These risks include, among other things:

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  downturns in public and private sector construction activity in the regions we serve;

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  changes in the local and regional economies of California;

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  the enactment of legislation that could limit the ability of state, regional or local agencies to contract for our privatized services;

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  changes in elected or appointed officials in the cities and counties we serve; and

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  our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals.

Our Corporate Information

        We are incorporated under the laws of the State of Delaware and commenced our present business in May 1964. Our principal executive offices are located at 2401 East Katella Avenue, Suite 300, Anaheim, California 92806. The telephone number of our principal executive offices is (800) 424-9144, and our main corporate website is www.willdangroup.com. The information on, or that can be accessed through, our website is not part of this prospectus.

        Prior to this offering, we were taxed as an S Corporation for purposes of federal and state income taxes. As such, each of our stockholders has been required to include his or her portion of our taxable income or loss on his or her federal and state income tax returns. Effective upon completion of this offering, our S Corporation status will terminate and we will thereafter be subject to federal and increased state income taxes.

        We own, have rights to, or have applied for the service marks and trade names that we use in conjunction with our business, including Willdan, MuniFinancial, Arroyo Geotechnical, and our Willdan Group logo. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

        We operate and report financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to December 31. Accordingly, a reference to "fiscal year 2005" in this prospectus, for example, refers to the 12-month period ended December 30, 2005. The only 53-week fiscal year in the last five years was fiscal year 2003. Unless the context otherwise requires, we use the terms "Willdan Group," the "company," "we," "us" and "our" in this prospectus to refer to Willdan Group, Inc., its subsidiaries, and its predecessor company, The Willdan Group of Companies.

THE OFFERING

Common stock offered by Willdan Group, Inc.	2,000,000 shares
Common stock offered by selling stockholder	900,000 shares
Total	2,900,000 shares
Common stock outstanding after this offering	6,712,640 shares
Over-allotment option offered by Willdan Group, Inc.	435,000 shares
Use of proceeds
We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including possible acquisitions, and to fund our estimated final S Corporation distribution to our existing stockholders, some of whom are our officers, directors and significant employees. We estimate that approximately $6.3 million of the net proceeds of this offering will be distributed as part of the final S Corporation distribution, of which approximately $3.4 million will be distributed to our officers, directors and significant employees. We will not receive any proceeds from the sale of shares by the selling stockholder. See "Use of Proceeds" for more information, including the amount of the estimated final S Corporation distribution to be received by each of our officers, directors and significant employees.
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.
Nasdaq Global Market symbol	"WLDN"

        The number of shares of our common stock to be outstanding following this offering is based on 4,712,640 shares of our common stock outstanding as of October 31, 2006 and excludes up to (i) an aggregate of 600,000 shares of common stock available for issuance under our 2006 Stock Incentive Plan and our 2006 Employee Stock Purchase Plan and (ii) an aggregate of 290,000 shares of common stock issuable upon exercise of the warrants we will issue to Wedbush Morgan Securities Inc. upon completion of this offering. There currently are no outstanding stock options or other rights to acquire shares of our common stock. Upon completion of this offering, we plan to issue options to acquire an aggregate of 20,000 shares to certain executive officers. See "Management—Executive Compensation."

        Unless otherwise expressly stated or the context otherwise requires, all information contained in this prospectus assumes that the underwriters' over-allotment option will not be exercised.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our summary consolidated financial and other data on a historical and as adjusted basis and certain pro forma information to reflect our conversion from an S Corporation to a C Corporation for tax purposes.

        You should read the following summary consolidated financial and other data in conjunction with our consolidated historical financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that are included elsewhere in this prospectus.

        The historical consolidated balance sheet data as of December 31, 2004 and December 30, 2005 and the historical consolidated statement of operations data for the fiscal years 2003, 2004 and 2005 have been derived from our consolidated financial statements, audited by KPMG LLP, independent registered public accounting firm, that are included elsewhere in this prospectus. The historical consolidated balance sheet data as of January 2, 2004 have been derived from our consolidated financial statements, audited by KPMG LLP that are not included in this prospectus. The historical consolidated balance sheet data as of September 29, 2006 and the historical consolidated statement of operations data for the fiscal nine months ended September 30, 2005 and September 29, 2006 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. In the opinion of our management, the historical consolidated balance sheet data as of September 29, 2006 and the historical consolidated statements of operations data for the fiscal nine months ended September 30, 2005 and September 29, 2006 include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data set forth therein. Our results of operations for the fiscal nine months ended September 29, 2006 are not necessarily indicative of the results to be obtained for the full fiscal year.

				Fiscal Nine Months Ended
	Fiscal Year
				September 30, 2005	September 29, 2006
	2003	2004	2005
			(as restated)	(unaudited)	(unaudited)
	(Dollars in thousands, except per share data)
Historical Consolidated Statement of Operations Data:
Contract revenues	$54,485	$58,263	$67,263	$50,350	$59,047
Direct costs of contract revenues	23,209	23,209	27,192	20,524	22,885
General and administrative expenses:
Stock-based compensation	—	—	2,737	525	—
Litigation accrual	—	—	2,686	—	(1,049)
All other general and administrative	28,006	30,957	35,393	25,808	31,440

Total general and administrative expenses	28,006	30,957	40,816	26,333	30,391

Income (loss) from operations	3,270	4,097	(745)	3,493	5,771
Other income (expense)	(365)	(278)	(619)	(246)	1,772
Net income (loss)	2,852	3,772	(1,381)	3,210	7,464
Pro Forma Data (unaudited):
Pro forma provision for income taxes(1)	$1,162	$1,528	$549	$1,509	$2,117
Pro forma net income (loss)(2)	$1,743	$2,291	$(1,913)	$1,738	$5,426
Pro forma earnings per common share, basic and diluted	$0.48	$0.63	$(0.48)	$0.46	$1.15
Weighted average common shares outstanding, basic and diluted	3,633,000	3,653,000	3,994,000	3,767,000	4,712,000
Other Operating Data (unaudited):
Adjusted EBITDA(3)	$4,154	$5,163	$5,951	$4,851	$5,921
Revenue per employee(4)	$113	$119	$125	$94	$99
Employee headcount at period end	451	508	599	582	668
	Historical			September 29, 2006
	January 2, 2004	December 31, 2004	December 30, 2005	Historical (unaudited)	As Adjusted(5) (unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$498	$266	$3,066	$1,843	$12,393
Working capital	5,199	7,195	9,421	12,827	21,677
Total assets	21,460	23,223	32,797	37,793	48,343
Total indebtedness	5,033	3,543	1,858	1,028	1,028
Total redeemable common stock	8,661	11,477	14,660	19,842	—
Total stockholders' equity	—	—	—	—	28,192

(1)
Reflects combined federal and state income taxes on a pro forma basis, as if we had been taxed as a C Corporation, using an effective tax rate of 40%.

(2)
Reflects historical income (loss) before income taxes less the pro forma provision for income taxes.

(3)
Adjusted EBITDA is a supplemental measure used by our management to measure our operating performance. We define Adjusted EBITDA as net income plus net interest expense, income tax expense (benefit), depreciation and amortization, loss (gains) on sales of assets, accrued expenses related to a litigation matter and a one-time stock-based compensation expense, less proceeds from life insurance policies carried on our former chief executive officer. Our definition of Adjusted EBITDA may differ from those of many companies reporting similarly named measures. This measure should be considered in addition to, and not as a substitute for or superior to, other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles, or GAAP, such as operating income and net income. We believe Adjusted EBITDA enables management to separate non-recurring income and expense items from our results of operations to provide a more normalized and consistent view of operating performance on a period-to-period basis. We use Adjusted EBITDA to evaluate our performance for, among other things, budgeting, forecasting and incentive compensation purposes. We also believe Adjusted EBITDA is useful to investors, research analysts, investment bankers and lenders because it removes from our operational results the impact of certain non-recurring income and expense items, which may facilitate comparison of our results from period to period.

Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to operating income or net income as an indicator of operating performance or any other GAAP measure.

The following is a reconciliation of net income to Adjusted EBITDA (in thousands):

				Fiscal Nine Months Ended
	Fiscal Year
				September 30, 2005	September 29, 2006
	2003	2004	2005
			(as restated)
Net income (loss)	$2,852	$3,772	$(1,381)	$3,210	$7,464
Interest income	(1)	(2)	(19)	(10)	(43)
Interest expense	366	272	630	237	596
Income tax provision	53	47	17	37	79
Depreciation and amortization	865	1,056	1,257	832	1,137
Loss (gain) on sale of assets	19	18	24	20	(13)
Life insurance proceeds	—	—	—	—	(2,250)
Litigation accrual	—	—	2,686	—	(1,049)
Stock-based compensation expense	—	—	2,737	525	—

Adjusted EBITDA	$4,154	$5,163	$5,951	$4,851	$5,921

(4)
Reflects contract revenues, excluding revenue related to reimbursement of subconsultants and other costs, divided by the average number of full-time equivalent employees during the period.

(5)
Gives effect to the offering of 2,000,000 shares of our common stock by us at an initial public offering price of $10.00 per share, less the underwriting discount and estimated offering expenses payable by us, the application of $6.3 million of the net proceeds from this offering to make the estimated final distribution to our stockholders as a result of the termination of our S Corporation status and the recognition of a net deferred tax liability of $2.2 million resulting from the termination of our S Corporation status, as if each had occurred as of September 29, 2006.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. If any of the following risks actually materializes, our business, financial condition and results of operations would suffer. The trading price of our common stock could decline as a result of any of these risks, and you might lose all or part of your investment in our common stock. You should read the section entitled "Forward-Looking Statements" immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Relating to Our Business and Industry

A downturn in public and private sector construction activity in the regions we serve may have a material adverse effect on our business, financial condition and results of operations.

        A downturn in construction activity in our geographic service areas may affect demand for our services, which could have a material adverse effect on the results of our operations and our financial condition. During fiscal year 2005, a majority of our contract revenues were generated by services rendered to public agencies in connection with private and public sector construction projects.

        Our business, financial condition and results of operations may also be adversely affected by conditions that impact the construction sector in general, including, among other things:

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    changes in national and local market conditions due to changes in general or local economic conditions and neighborhood characteristics;

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    slow-growth or no-growth initiatives or legislation;

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    increases in interest rates and changes in the availability, cost and terms of financing;

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    adverse changes in local and regional governmental policies on investment in infrastructure;

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    adverse changes in federal and state policies regarding the allocation of funds to local and regional agencies;

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    the impact of present or future environmental legislation and compliance with environmental laws and other regulatory requirements;

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    changes in real estate tax rates and assessments;

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    adverse changes in other governmental rules and fiscal policies; and

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    earthquakes and other natural disasters, which can cause uninsured losses, and other factors which are beyond our control.

        Any of these factors could adversely affect the demand for our services, which could have a material adverse effect on our business, results of operations and financial condition.

Changes in the local and regional economies of California could have a material adverse effect on our business, financial condition and results of operations.

        Adverse economic and other conditions affecting the local and regional economies of California may reduce the demand for our services, which could have a material adverse effect on our business, financial condition and results of operations. During fiscal year 2005, approximately 85% of our contract revenue was derived from services rendered to public agencies in California. From 1991 to 1996, California experienced an economic downturn that had a negative impact on the construction and development sectors. This economic downturn caused us to experience cash flow difficulties and substantial operating losses.

Reductions in state and local government budgets could negatively impact their capital spending and adversely affect our business, financial condition and results of operations.

        Our state and local government clients may face budget deficits that prohibit them from funding new or existing projects. In addition, existing and potential clients may either postpone entering into new contracts or request price concessions. If we are not able to reduce our costs quickly enough to respond to the revenue decline from these clients that may occur, our operating results would be adversely affected. Accordingly, these factors affect our ability to accurately forecast our future revenue and earnings from business areas that may be adversely impacted by market conditions.

Legislation may be enacted that limits the ability of state, regional or local agencies to contract for our privatized services. Such legislation would affect our ability to obtain new contracts and may decrease the demand for our services.

        Legislation is proposed periodically, particularly in California, that attempts to limit the ability of governmental agencies to contract with private consultants to provide services. Should such legislation pass and be upheld, demand for our services may be materially adversely affected. During fiscal year 2005, approximately 85% of our contract revenue was derived from services rendered to public agencies in California. While attempts at such legislation have failed in the past, as the composition of California's legislative body changes over time there is an increased risk that measures could be adopted in the future that limit the market for privatized services.

State and other public employee unions may prevail in pending or future litigation which seeks to limit the ability of public agencies to contract with private firms to perform government employee functions in the area of public improvements. Judicial determinations in favor of these unions could affect our ability to compete for contracts and may have an adverse effect on our revenues and profitability.

        Over at least the last 20 years, state and other public employee unions have challenged the validity of propositions, legislation, charters and other government regulations that allow public agencies to contract with private firms to provide services in the fields of engineering, design and construction of public improvements that might otherwise be provided by public employees. These challenges could have the affect of eliminating, or severely restricting, the ability of municipalities to hire private firms for the purpose of designing and constructing public improvements, and otherwise require them to use union employees to perform the services.

        Presently before the California Supreme Court is the case Professional Engineers in California Government, et al. v. Jeff Morales, et al. in which Professional Engineers in California Government, or PECG, a union representing state civil service employees, is challenging whether Proposition 35, which allows state agencies to use private contractors to perform architectural and engineering services on public works, effected an implied repeal or amendment of existing statutes to the extent that they limit the ability of the State of California Department of Transportation, or Caltrans, to hire private contractors to perform such services on public works. PECG has been challenging Caltrans' hiring of private firms since 1986, and in 2002 began this judicial challenge of Caltrans' hiring practices based on Caltrans' interpretation of the affect of Proposition 35. In the event that PECG is successful in its challenge and as a result the ability of state agencies to hire private firms is severely limited, such a decision would likely lead to additional litigation challenging the ability of the state, counties, municipalities and other public agencies to hire private engineering, architectural and other firms, the outcomes of which could affect our ability to compete for contracts and may have an adverse effect on our revenues and profitability.

Changes in elected or appointed officials could have a material adverse effect on our ability to retain an existing contract with or obtain additional contracts from a public agency.

        Since the decision to retain our services is made by individuals, such as city managers, city councils and other elected or appointed officials, our business and financial results or condition could be adversely affected by the results of local and regional elections. A change in the individuals responsible for selecting consultants for and awarding contracts on behalf of a public agency due to an election could adversely affect our ability to retain an existing contract with or obtain additional contracts from such public agency.

Fixed price contracts under which we perform some of our services impose risks to our ability to maintain or grow our profitability.

        In fiscal year 2005, approximately 13% of our contract revenue was derived from fixed-price contracts. Under fixed price contracts, we perform services under a contract at a stipulated price which protects clients but exposes us to a greater number of risks than time-and-materials and unit-based contracts. These risks include:

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    underestimation of costs;

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    ambiguities in specifications;

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    problems with new technologies;

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    unforeseen costs or difficulties;

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    failures of subcontractors;

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    delays beyond our control; and

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    economic and other changes that may occur during the contract period.

        The occurrence of any such risk could have a material adverse effect on our results of operations or financial condition.

Because we primarily provide services to municipalities and other public agencies, we are more susceptible to the unique risks associated with government contracts.

        We primarily work for municipalities and other public agencies. Consequently, we are exposed to certain risks associated with government contracting, any one of which can have a material adverse effect on our business, financial condition or results of operations. These risks include:

    •
    the ability of the public agency to terminate the contract with 30 days' prior notice or less;

    •
    changes in government spending and fiscal policies which can have an adverse effect on demand for our services;

    •
    contracts that are subject to government budget cycles, and often are subject to renewal on an annual basis;

    •
    the type and pricing terms of contracts can vary widely from agency to agency;

    •
    change orders and additions to contracts can be difficult to obtain; and

    •
    periodic audits can be a condition of certain contract arrangements.

Changes in the perceived risk of acts of terrorism or natural disasters could have a material adverse effect on our ability to grow our American Homeland Solutions business.

        If there is a significant decrease in the perceived risk of the likelihood that one or more acts of terrorism will be conducted in the United States, or a significant decrease in the perceived risk of the occurrence of natural disasters, our ability to grow and generate revenue through American Homeland

Solutions, or AHS, could be negatively affected. AHS provides training and consulting services to local and regional agencies related to preparing for and responding to incidents of terrorism and natural disaster. Should the perceived risk of such incidence decline, federal and state funding for homeland security and emergency preparedness could be reduced which might decrease demand for our services and have a material adverse affect on our business, financial condition and results of operations.

Our ability to grow and compete in our industry will be hampered if we are unable to retain the continued service of our key professionals or to identify, hire and retain additional qualified professionals.

        A critical factor to our business is our ability to attract and retain qualified professionals. We are continually at risk of losing current professionals or being unable to hire additional professionals as needed. If we are unable to attract new qualified employees, our ability to grow will be adversely affected. If we are unable to retain current employees, our financial condition and results of operations may be adversely affected. We would also be increasing our competition, as former employees pose the greatest threat of significant competition to our business.

The loss of certain of our key executives could adversely affect our business, including our ability to secure and complete engagements and attract and retain employees.

        We do not have an employment agreement with or maintain key man life insurance on Win Westfall, our President and Chief Executive Officer, or Richard Kopecky, the President and Chief Executive Officer of our largest subsidiary, Willdan. Our success is highly dependent upon the efforts, talents, abilities, marketing skills and operational execution of these and other key managers. If we lose the services of Mr. Westfall or Mr. Kopecky or any other key executive we may be less likely to secure or complete contracts and to attract and retain additional employees.

The recent death of Dan Heil, our former chief executive officer and a co-founder, could have a material adverse effect on our business.

        Dan W. Heil was a co-founder of our company and our chief executive officer from its inception (except for the period of July 1993 through October 1995). He recently passed away unexpectedly. Just prior to Mr. Heil's death, and at his recommendation, our Board of Directors elected Win Westfall to succeed Mr. Heil in May 2006. Mr. Westfall has been affiliated with our company since 1998, first as our regional manager for Northern California and from January 2004 to May 2006 as a senior vice president of corporate relations. Although we transitioned smoothly to a new chief executive officer, no assurance can be given that Mr. Westfall will be able to continue to successfully implement our strategic business plan or continue to foster our corporate culture.

We operate in a highly fragmented industry, and we may not be able to compete effectively with our larger competitors.

        The market for services in the engineering, municipal consulting, public finance consulting, geotechnical, homeland security and other technical services industries is competitive and highly fragmented. Contract awards are based primarily on quality of service, relevant experience, staffing capabilities, reputation, geographic presence, stability and price. Some of our competitors in certain service areas have more personnel and greater financial, technical and marketing resources than us. With regard to engineering related services, which represented approximately 85% and 84% of our contract revenue for fiscal year 2005 and the fiscal nine months ended September 29, 2006, respectively, our competitors include many larger consulting firms such as TetraTech, Inc., Stantec, Inc., and Jacobs Engineering Group, Inc. In certain public finance consulting services, we may compete with large accounting firms, such as Ernst & Young LLP. We can offer no assurance that we will be able to compete successfully in the future with these or other competitors.

Our services may expose us to liability in excess of our current insurance coverage, which may have a material adverse effect on our liquidity.

        Our services involve significant risks of professional and other liabilities, which may substantially exceed the fees we derive from our services. In addition, from time to time, we assume liabilities as a result of indemnification provisions contained in our service contracts. We cannot predict the magnitude of these potential liabilities.

        We currently maintain general liability insurance, with coverage in the amount of $1.0 million per occurrence, subject to a $2.0 million general aggregate limit; and professional liability insurance, with $5.0 million in coverage per claim, and a $10.0 million annual aggregate limit. We also carry excess coverage of an additional $9.0 million for general liability claims. Claims may be made against us that exceed these limits. In 2002, we experienced two claims against our professional liability insurance that exceeded by $3.1 million the aggregate annual limit of our coverage, which at that time was $5.0 million. We are liable to pay claims from our assets if and when the aggregate settlement or judgment amount exceeds our policy limits. We recently were awarded approximately $1.0 million on a claim for indemnity, recovering the settlement amount and interest thereon and attorney fees and costs related to one of the 2002 claims. This award will replenish the 2002 aggregate limits of our professional liability policy. The other 2002 judgment is under appeal.

        Our professional liability policy is a "claims made" policy. Thus, only claims made during the term of the policy are covered. If we terminate our professional liability policy and do not obtain retroactive coverage, we would be uninsured for claims made after termination even if these claims are based on events or acts that occurred during the term of the policy. Further, our insurance may not protect us against liability because our policies typically have various exceptions to the claims covered and also require us to assume some costs of the claim even though a portion of the claim may be covered. In addition, if we expand into new markets, we may not be able to obtain insurance coverage for these new activities or, if insurance is obtained, the dollar amount of any liabilities incurred could exceed our insurance coverage. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our liquidity.

The quality of our service and our ability to perform under some of our contracts would be adversely affected if qualified subconsultants are unavailable for us to engage.

        Under some of our contracts, we rely on the efforts and skills of subconsultants for the performance of some of the tasks. In fiscal year 2005 and the fiscal nine months ended September 29, 2006, subconsultant costs comprised 7.1% and 5.4%, respectively, of our contract revenue. The absence of qualified subconsultants with whom we have a satisfactory relationship could adversely affect the quality of our service offerings and therefore our financial results.

We may not be able to maintain or accelerate our current growth rate, effectively manage our expanding operations or achieve planned growth on a timely or profitable basis.

        Our employee headcount and volume of operations have grown rapidly over the past five years. This rapid growth has placed, and is expected to continue to place, a significant strain on our management and on our administrative, operational and financial infrastructure. During fiscal year 2005, the number of our employees increased from 508 to 599 and has grown to 668 as of September 29, 2006. We anticipate further growth as we seek to increase the geographic scope of our client base. Our success will depend in part upon the ability of our senior management to manage an expanding array of engineering, public finance consulting, homeland security consulting and technical services. We must continue to hire, train, manage and integrate a significant number of qualified engineers and other technical and professional personnel to continue to grow. If our new employees perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees, or retaining these or our existing employees, our business may suffer.

        Additionally, to manage our expected continued growth of our employee headcount and volume of operations, we will need to continue to improve our information technology infrastructure and our operational, financial and management controls and reporting systems and procedures, and manage expanded operations in geographically distributed locations. Our expected additional headcount and capital investment will increase our costs, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth we will be unable to successfully execute our business plan.

Potential future acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and impair our financial results.

        As part of our business strategy, we intend to consider acquisitions of companies that are complementary to our business. Appropriate acquisitions could allow us to expand into new geographical locations, offer new services, or acquire additional talent. Accordingly, our future performance will be impacted by our ability to identify appropriate businesses to acquire, negotiate favorable terms for such acquisitions and then effectively and efficiently integrate such acquisitions into our existing businesses. There is no certainty that we will succeed in such endeavors.

        Acquisitions involve numerous risks, any of which could harm our business, including:

    •
    difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company and realizing the anticipated synergies of the combined businesses;

    •
    difficulties in supporting and transitioning customers, if any, of the target company;

    •
    diversion of our financial and management resources from existing operations;

    •
    the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

    •
    risks of entering new markets in which we have limited or no experience;

    •
    potential loss of key employees, customers and strategic alliances from either our current business or the target company's business;

    •
    assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company's services; and

    •
    inability to generate sufficient net income to justify the acquisition costs.

        Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairment in the future that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could lower the market price of our common stock. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of amounts that we anticipate.

If we fail to comply with the requirements imposed by Section 404 of the Sarbanes-Oxley Act, the trading price of our stock could drop significantly.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, beginning with the filing of our Annual Report on Form 10-K for fiscal year 2007, we will be required to report on our internal control over financial reporting. In order to achieve compliance with Section 404 of Sarbanes-Oxley within the prescribed period, we will need to engage in a process to document and evaluate our internal control over financial reporting, which will be both costly and challenging. We can provide no assurance as to our conclusions or those of our independent registered public accounting firm with respect to the effectiveness of our internal control over financial reporting under Section 404 of Sarbanes-Oxley. There is a risk that neither we nor our independent auditors will be able to conclude that our internal controls over financial reporting are effective. Moreover, the costs to comply with the provisions of Section 404 of Sarbanes-Oxley, as presently in effect, could be significant.

        In addition, during the course of testing the design and effectiveness of our internal controls, we or our independent registered public accounting firm may identify deficiencies that we may not be able to remediate in time to allow for unqualified reports from our management and our independent registered public accounting firm. Furthermore, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

        We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, rules and regulations for public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

        We anticipate that our current cash, cash equivalents, cash provided by operating activities and funds available through our revolving line of credit will be sufficient to meet our current and anticipated needs for general corporate purposes during the next 12 months. It is possible, however, that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies, which include the following:

    •
    hire additional engineers and other personnel;

    •
    develop new or enhance existing service lines;

    •
    expand our business geographically;

    •
    enhance our operating infrastructure;

    •
    acquire complementary businesses; or

    •
    otherwise respond to competitive pressures.

        If we raise additional funds through the issuance of convertible debt or equity securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures would be significantly limited.

Our existing stockholders will retain significant control over us following the completion of this offering, which may delay or prevent a change of control of our company or changes in our management, and as a result may hinder your ability to take advantage of a premium offer.

        The concentration of ownership of our stock may have the effect of delaying or preventing a change in control of the company or a change in our management and may adversely affect the voting or other rights of other holders of our common stock. Upon completion of this offering, our directors and executive officers will beneficially own 1,456,940 shares of common stock, or approximately 21.7% of our outstanding common stock. Of these shares, 920,120 shares, or approximately 13.7% of our outstanding common stock, will be owned by Linda L. Heil, a member of our board of directors. Richard Kopecky, Chief Executive Officer of Willdan, our largest subsidiary, will own 336,020 shares or approximately 5.0% of our outstanding common stock.

Risks Related to the Offering

There has been no prior public market for our common stock and an active market may not develop or be maintained, which could limit your ability to sell shares of our common stock.

        Prior to this offering, there has been no public market for our common stock, and the initial public offering price may bear no relationship to our book value, earnings history or other established criteria of value or to the price at which the common stock will trade after the offering. There can be no assurance that an active public market for our common stock will develop or be sustained after the offering. As a result, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

The trading price of our common stock could be volatile.

        In recent years, the stock market has experienced extreme price and volume fluctuations. The overall market and the trading price of our common stock may fluctuate greatly. The trading price of our common stock may be significantly affected by various factors, including:

    •
    quarterly fluctuations in our operating results;

    •
    changes in investors' and analysts' perception of the business risks and conditions of our business;

    •
    broader market fluctuations; and

    •
    general economic or political conditions.

Our operating results may fluctuate significantly, which could have a negative effect on the price of our common stock.

        Our revenues, expenses and operating results may fluctuate significantly because of a number of factors, including:

    •
    the spending cycles of our clients, which for government entities is significantly influenced by tax receipts, governmental surpluses/(deficits) and policy initiatives;

    •
    employee hiring, billing and utilization rates;

    •
    the number and significance of client engagements commenced and completed during a quarter;

    •
    the ability of customers to terminate engagements without penalties;

    •
    the ability of our project managers to accurately estimate the percentage of the project completed;

    •
    delays incurred as a result of weather conditions;

    •
    delays incurred in connection with an engagement;

    •
    the size and scope of engagements;

    •
    the timing of expenses incurred for corporate initiatives;

    •
    the impairment of goodwill or other intangible assets; and

    •
    general economic and political conditions.

        If our operating results fluctuate significantly as a result of the above risks or any other reason, it may have an adverse effect on the trading price of our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        We cannot specify with certainty the particular uses of approximately $10.6 million of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds. Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management's specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Provisions in our certificate of incorporation and by-laws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, as a result, may depress the trading price of our common stock.

        Provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

    •
    the limitations of stockholders to act by written consent;

    •
    the ability of our board of directors to amend our by-laws; and

    •
    the ability of the board of directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock with terms set by the board of directors, which rights are senior to those of our common stock.

        The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our by-laws may only be amended by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

        In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder,

generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

        The existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We may have potential liability for shares of common stock that may have been sold in violation of federal and/or state securities laws.

        From August 2005 through January 2006, we sold an aggregate of 958,400 shares of our common stock to a total of 63 purchasers for gross proceeds of approximately $3.6 million. The purchasers were a select group of our officers, directors, key managers and consultants. The offer and sale of these shares were not registered or qualified under federal or state securities laws, and exemptions from registration and qualification provided by these securities laws may not have been available or may not have been perfected. As a result, we may be deemed to have violated the registration and qualification requirements of these securities laws with respect to the offer and sale of the common stock. To address this matter, in July 2006 we made a repurchase offer to the holders of the shares of common stock in accordance with the rules and regulations promulgated by the Commissioner of the California Department of Corporations. Under the repurchase offer, we offered to repurchase from each stockholder all of his or her shares purchased during the period in question at a price equal to the original purchase price paid by such stockholder plus interest at an annual rate of 7% from the date of purchase. Although all of the stockholders elected to decline the repurchase offer, which provides us with a defense to possible subsequent claims asserted under California securities laws, because federal securities laws do not expressly provide that a repurchase offer will terminate a purchaser's right to rescind a sale of stock that was not registered as required, we may continue to be potentially liable under federal securities laws.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

        The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in "Underwriting." These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 6,712,640 shares of common stock outstanding based on the number of shares outstanding as of October 31, 2006. This includes the 2,900,000 shares that we and the selling stockholder are selling in this offering, which may be resold in the public market immediately. The remaining 3,812,640 shares, or 56.8% of our outstanding shares after this offering, will be able to be sold, subject to any applicable volume limitations under federal securities laws, 180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.

        In addition, we have reserved 600,000 shares for future issuance under our 2006 Stock Incentive Plan and our 2006 Employee Stock Purchase Plan that will become eligible for sale in the public market following the grant of options or issuance of shares to the extent permitted by any applicable vesting requirements and the lock-up agreements. We intend to register the resale of all shares of common stock that we may issue under the forgoing plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. We have also issued warrants to the underwriters of this offering for the purchase of up to 290,000 shares. The holders of these warrants may request that we register the shares underlying the warrants. If these shares are registered, they can be freely sold in the public market upon exercise of the warrants.

You will incur immediate and substantial dilution as a result of this offering.

        If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $6.25 per share, representing the difference between the initial public offering price of $10.00 per share and our adjusted net tangible book value per share after giving effect to this offering.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        Other than S Corporation distributions to our stockholders, we have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future.

We will enter into tax agreements with our stockholders and could become liable to reimburse our stockholders for any additional federal or state income taxes assessed against them for fiscal periods prior to the completion of this offering.

        Since 1964 we have been treated as an S Corporation for purposes of federal income taxes. Since 2001 we have also been treated as an S Corporation for purposes of state income taxes. Effective upon the completion of this offering, our S Corporation status will terminate and we will thereafter be subject to federal and increased state income taxes. In the event of an adjustment to our reported taxable income for a period or periods prior to termination of our S Corporation status, our stockholders could be liable for additional income taxes for those prior periods. Therefore, we will enter into tax indemnity agreements with each of our stockholders prior to or upon completion of this offering. Pursuant to the tax indemnity agreements, we will agree to indemnify, defend and hold harmless each stockholder on an after-tax basis against additional income taxes, plus interest and penalties resulting from adjustments made, as a result of a final determination made by a competent tax authority, to the taxable income we reported as an S Corporation. Such indemnification will also include any losses, costs or expenses, including reasonable attorneys' fees, arising out of a claim for such tax liability.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

        In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. We discuss many of the risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except as required by law, we assume no obligation to update any forward-looking statements after the date of this prospectus.

        In this prospectus, we include information based upon our "beliefs." In many cases, these beliefs are based solely upon the experience of management and are not supported by either internal or third party data, studies or research.

MARKET AND INDUSTRY DATA

        This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of the common stock that we are offering will be approximately $16.9 million, based on an initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses that we must pay. We will not receive any proceeds from the sale of the common stock being offered by the selling stockholder.

        We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including the financing of acquisitions of complementary businesses or services, and to fund a payment of approximately $6.3 million as the estimated final S Corporation distribution to stockholders who were stockholders immediately prior to this offering, including some of our officers, directors and significant employees. We currently have no agreements or commitments for any specific acquisitions. We have estimated the final S Corporation distribution based on our results of operations through September 29, 2006. The estimated final S Corporation distribution may vary based on our actual results of operations through the completion of this offering.

        The following executive officers, directors and significant employees will receive a portion of the estimated final S Corporation distribution paid from the net proceeds of this offering proportionate to their percentage ownership of our common stock:

Officers, Directors and Significant Employees	Position	Estimated Final S Corporation Distribution
Win Westfall	President, Chief Executive Officer and Chairman of the Board of Directors	$1,000
Richard Kopecky	Senior Vice President and President and Chief Executive Officer of Willdan subsidiary	449,000
Linda L. Heil	Director	2,433,000
W. Tracy Lenocker	Director	267,000
Frank G. Tripepi	President and Chief Executive Officer of MuniFinanical subsidiary	160,000
Ross Khiabani	President and Chief Executive Officer of Arroyo Geotechnical subsidiary	74,000
Kenneth L. Bayless	President and Chief Executive Officer of American Homeland Solutions subsidiary	18,000

        For more information on these individuals, see "Management—Executive Officers, Directors and Significant Employees".

        Pending any use as described above, we plan to invest the net proceeds in investment-grade, interest-bearing securities.

DIVIDEND POLICY

        Historically, due to our status as an S Corporation, we have distributed annually to our stockholders an amount equal to approximately 40% of the prior year's taxable income. We generally have not distributed the remaining portion of our taxable income. During fiscal years 2004 and 2005, we made distributions of approximately $1.1 million and $1.7 million, respectively. In April 2006, we made a distribution of approximately $2.3 million relating to taxable income for fiscal year 2005. From the proceeds of this offering, we estimate that we will distribute an additional $6.3 million to our stockholders as a final distribution resulting from the termination of our S Corporation status. The estimated final S Corporation distribution consists of estimated taxes payable by our stockholders related to our 2006 results of operations and a portion of the cumulative undistributed taxable income. We have estimated the final S Corporation distribution based on our results of operations through September 29, 2006. The estimated final S Corporation distribution may vary based on our actual results of operations through the completion of this offering. Upon completion of this offering, we will automatically convert to a C Corporation.

        Except for the S Corporation distributions noted above, we have not declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock for the foreseeable future. Instead, we currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. Any future decision to declare and pay dividends will be at the discretion of our board of directors, after taking into account our financial results, capital requirements and other factors they may deem relevant.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents, outstanding debt, total redeemable common stock and stockholders' equity as of September 29, 2006 on an actual and as adjusted basis to reflect the sale of shares of common stock by us in this offering at an initial public offering price of $10.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds of this offering as described under "Use of Proceeds," including the estimated final S Corporation distribution.

        This table should be read in conjunction with our consolidated financial statements and related notes and the sections entitled "Selected Consolidated Financial and Other Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Use of Proceeds" and "Description of Capital Stock" appearing elsewhere in this prospectus.

	As of September 29, 2006
	Actual	As Adjusted(1)
Cash and cash equivalents	$1,843,000	$12,393,000

Capitalization:
Outstanding debt:
Revolving line of credit	$—	$—
Notes payable, including current portion	505,000	505,000
Capital lease obligations, including current portion	523,000	523,000

Total outstanding debt	1,028,000	1,028,000

Redeemable common stock:
Common stock, $0.01 par value, 40,000,000 shares authorized and 4,713,000 shares issued and outstanding	47,000	—
Additional paid-in capital	10,848,000	—
Receivable from stockholders	(4,000)	—
Retained earnings	8,951,000	—

Total redeemable common stock	19,842,000	—

Stockholders' equity:
Preferred stock, $0.01 par value: 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value: 40,000,000 shares authorized and 6,713,000 shares issued and outstanding	—	67,000
Additional paid-in capital	—	28,129,000
Receivable from stockholders	—	(4,000)
Retained earnings	—	—

Total stockholders' equity	—	28,192,000

Total capitalization	$20,870,000	$29,220,000

(1)
Gives effect to the offering of 2,000,000 shares of our common stock by us at an initial public offering price of $10.00 per share, less the underwriting discount and estimated offering expenses payable by us, the application of $6.3 million of the net proceeds from this offering to make the estimated final distribution to our stockholders as a result of the termination of our S Corporation status and the recognition of a net deferred tax liability of $2.2 million resulting from the termination of our S Corporation status, as if each had occurred on September 29, 2006.

        The above table excludes (i) an aggregate of 290,000 shares of common stock issuable upon exercise of warrants we will issue to Wedbush Morgan Securities Inc. upon completion of this offering, and (ii) an aggregate of up to 600,000 additional shares of common stock reserved and available for future issuance under our 2006 Stock Incentive Plan and our 2006 Employee Stock Purchase Plan. No options have been granted nor shares purchased pursuant to such plans. Upon the completion of this offering, we intend to grant an option to purchase 10,000 shares of our common stock to each of our chief executive officer and chief financial officer at an exercise price equal to the initial public offering price of our common stock. Each option shall be fully vested upon the date of grant and shall expire two years from the date of grant.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of common stock you pay and the as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value as of September 29, 2006 was $16.8 million, or $3.57 per share of common stock. We calculate net tangible book value per share by calculating the total assets less goodwill and other intangible assets and total liabilities, and dividing by the number of shares of common stock outstanding.

        Net tangible book value dilution per share represents the difference between the amount per share paid by new investors who purchase shares in this offering and the adjusted net tangible book value per share of common stock immediately after completion of this offering. As of September 29, 2006, after giving effect to this offering, the application of the estimated net proceeds to us in this offering as described under "Use of Proceeds," including the payment of our estimated final S Corporation distribution to our existing stockholders, some of whom are our officers, directors and significant employees, and the recognition of a net deferred tax liability of $2.2 million resulting from the termination of our S Corporation status, our adjusted net tangible book value would have been $25.2 million, or $3.75 per share. The initial public offering price of $10.00 per share exceeds $3.75 per share, which is the adjusted net tangible book value per share after this offering. This represents an immediate increase in net tangible book value of $0.18 per share to existing stockholders, and an immediate dilution in net tangible book value of $6.25 per share to new investors in the offering. The table below illustrates this per share dilution as of September 29, 2006:

Initial public offering price per share		$10.00
Net tangible book value as of September 29, 2006	$3.57
Increase attributable to this offering	$0.18

Adjusted net tangible book value per share after this offering		$3.75

Dilution in net tangible book value per share to new investors		$6.25

        The following table summarizes, as of September 29, 2006, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by:

    •
    the existing stockholders; and

    •
    the new investors in the offering, assuming the sale by us of 2,000,000 shares offered hereby at an initial public offering price of $10.00 per share.

        The calculations are based upon total consideration given by new and existing stockholders, before any deduction of underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	4,712,640	70.2%	$8,037,000	28.7%	$1.70
New investors	2,000,000	29.8%	$20,000,000	71.3%	$10.00

Total	6,712,640	100%	$28,037,000	100%	$4.18

        The above table excludes (i) an aggregate of 290,000 shares of common stock issuable upon exercise of warrants we will issue to Wedbush Morgan Securities Inc. upon completion of this offering, and (ii) an aggregate of up to 600,000 additional shares of common stock reserved and available for future issuance under our 2006 Stock Incentive Plan and our 2006 Employee Stock Purchase Plan. No options have been granted nor shares purchased pursuant to such plans. Upon the completion of this offering, we intend to grant an option to purchase 10,000 shares of our common stock to each of our chief executive officer and chief financial officer at an exercise price equal to the initial public offering price of our common stock. Each option shall be fully vested upon the date of grant and shall expire two years from the date of grant.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our selected consolidated financial and other data on a historical basis and certain pro forma information to reflect our conversion from an S Corporation to a C Corporation for income tax purposes.

        You should read the following selected consolidated financial and other data in conjunction with our consolidated historical financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that are included elsewhere in this prospectus.

        The historical consolidated balance sheet data as of December 31, 2004 and December 30, 2005 and the historical consolidated statement of operations data for the fiscal years 2003, 2004 and 2005 have been derived from our consolidated financial statements, audited by KPMG LLP, independent registered public accounting firm, that are included elsewhere in this prospectus. The historical consolidated balance sheet data as of December 28, 2001, December 27, 2002, and January 2, 2004 and the consolidated statement of operations data for the fiscal years 2001 and 2002 have been derived from our consolidated financial statements, audited by KPMG, LLP that are not included in this prospectus. The historical consolidated balance sheet data as of September 29, 2006 and the historical consolidated statement of operations data for the fiscal nine months ended September 30, 2005 and September 29, 2006 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. In the opinion of our management, the historical consolidated balance sheet data as of September 29, 2006 and the historical consolidated statements of operations for the fiscal nine months ended September 30, 2005 and September 29, 2006, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. Our results of operations for the fiscal nine months ended September 29, 2006 are not necessarily indicative of the results to be obtained for the full fiscal year.

						Fiscal Nine Months Ended
	Fiscal Year
						September 30, 2005	September 29, 2006
	2001	2002	2003	2004	2005
					(as restated)	(unaudited)	(unaudited)
	(Dollars in thousands except per share data)
Historical Consolidated Statement of Operations Data:
Contract revenues	$45,434	$48,778	$54,485	$58,263	$67,263	$50,350	$59,047
Direct costs of contract revenues:
Salaries and wages	12,477	13,211	14,522	15,623	20,918	15,548	18,570
Production expenses	1,378	1,318	1,327	1,497	1,529	1,228	1,149
Subconsultant services	5,518	5,781	7,360	6,089	4,745	3,748	3,166

Total direct costs of contract revenues	19,373	20,310	23,209	23,209	27,192	20,524	22,885

General and administrative expenses:
Salaries and wages, payroll taxes, employee benefits	13,875	15,649	17,473	19,711	22,720	16,704	19,661
Facilities	2,859	3,096	3,466	3,267	3,481	2,574	2,979
Stock-based compensation	—	—	—	—	2,737	525	—
Depreciation and amortization	1,035	844	865	1,056	1,257	832	1,137
Litigation accrual	—	—	—	—	2,686	—	(1,049)
Other	5,470	6,490	6,202	6,923	7,935	5,698	7,663

Total general and administrative expenses	23,239	26,079	28,006	30,957	40,816	26,333	30,391

Loss on impairment of goodwill	—	353	—	—	—	—	—

Income (loss) from operations	2,822	2,036	3,270	4,097	(745)	3,493	5,771
Other income (expense):
Interest expense	(774)	(496)	(366)	(272)	(630)	(237)	(596)
Other, net	24	—	1	(6)	11	(9)	2,368

Total other income (expense)	(750)	(496)	(365)	(278)	(619)	(246)	1,772

Income (loss) before income taxes	2,072	1,540	2,905	3,819	(1,364)	3,247	7,543
Income tax provision	47	34	53	47	17	37	79

Net income (loss)	$2,025	$1,506	$2,852	$3,772	$(1,381)	$3,210	$7,464

Earnings per common share, basic and diluted(1)	$0.56	$0.42	$0.79	$1.03	$(0.35)	$0.85	$1.58
Weighted average common shares outstanding, basic and diluted(1)	3,622,000	3,566,000	3,633,000	3,653,000	3,994,000	3,767,000	4,712,000
S Corporation distributions per share(1)	$0.22	$0.14	$0.11	$0.30	$0.46	$0.46	$0.50
Pro Forma Data (unaudited):
Pro forma provision for income taxes(2)	$829	$616	$1,162	$1,528	$549	$1,509	$2,117
Pro forma net income (loss)(3)	$1,243	$924	$1,743	$2,291	$(1,913)	$1,738	$5,426
Pro forma earnings per common share, basic and diluted(1)	$0.34	$0.26	$0.48	$0.63	$(0.48)	$0.46	$1.15
Other Operating Data (unaudited):
Adjusted EBITDA(4)	$3,893	$2,893	$4,154	$5,163	$5,951	$4,851	$5,921
Revenue per employee(5)	$102	$109	$113	$119	$125	$94	$99
Employee headcount at period end	404	427	451	508	599	582	668

	December 28, 2001	December 27, 2002	January 2, 2004	December 31, 2004	December 30, 2005	September 29, 2006
						(unaudited)
	(In thousands)
Historical Consolidated Balance Sheet Data:
Cash and cash equivalents	$226	$251	$498	$266	$3,066	$1,843
Working capital	2,057	2,712	5,199	7,195	9,421	12,827
Total assets	18,463	19,229	21,460	23,223	32,797	37,793
Total indebtedness	7,948	6,866	5,033	3,543	1,858	1,028
Total redeemable common stock	4,946	5,900	8,661	11,477	14,660	19,842

(1)
Per share amounts have been adjusted for a stock dividend paid on January 1, 2005 of three shares per each outstanding share.

(2)
Reflects combined federal and state income taxes on a pro forma basis, as if we had been taxed as a C Corporation, using an effective tax rate of 40%.

(3)
Reflects historical income (loss) before income taxes less the pro forma provision for income taxes.

(4)
Adjusted EBITDA is a supplemental measure used by our management to measure our operating performance. We define Adjusted EBITDA as net income plus net interest expense, income tax expense (benefit), depreciation and amortization, loss (gains) on sales of assets, accrued expenses related to a litigation matter and a one-time stock-based compensation expense, less proceeds from life insurance policies carried on our former chief executive officer. Our definition of Adjusted EBITDA may differ from those of many companies reporting similarly named measures. This measure should be considered in addition to, and not as a substitute for or superior to, other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles, or GAAP, such as operating income and net income. We believe Adjusted EBITDA enables management to separate non-recurring income and expense items from our results of operations to provide a more normalized and consistent view of operating performance on a period-to-period basis. We use Adjusted EBITDA to evaluate our performance for, among other things, budgeting, forecasting and incentive compensation purposes. We also believe Adjusted EBITDA is useful to investors, research analysts, investment bankers and lenders because it removes from our operational results the impact of certain non-recurring income and expense items, which may facilitate comparison of our results from period to period.

        Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to operating income or net income as an indicator of operating performance or any other GAAP measure.

        The following is a reconciliation of net income to Adjusted EBITDA (in thousands):

						Fiscal Nine Months Ended
	Fiscal Year
						September 30, 2005	September 29, 2006
	2001	2002	2003	2004	2005
					(as restated)
Net income (loss)	$2,025	$1,506	$2,852	$3,772	$(1,381)	$3,210	$7,464
Interest income	(5)	(5)	(1)	(2)	(19)	(10)	(43)
Interest expense	774	496	366	272	630	237	596
Income tax provision	47	34	53	47	17	37	79
Depreciation and amortization	1,035	844	865	1,056	1,257	832	1,137
Loss (gain) on sale of assets	17	18	19	18	24	20	(13)
Life insurance proceeds	—	—	—	—	—	—	(2,250)
Litigation accrual	—	—	—	—	2,686	—	(1,049)
Stock-based compensation expense	—	—	—	—	2,737	525	—

Adjusted EBITDA	$3,893	$2,893	$4,154	$5,163	$5,951	$4,851	$5,921

(5)
Reflects contract revenues, excluding revenue related to reimbursement of subconsultants and other costs, divided by the average number of full-time equivalent employees during the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

        We are a leading provider of outsourced services to small and mid-sized public agencies in California and other western states. Outsourcing enables these agencies to provide a wide range of specialized services, without having to incur and maintain the overhead necessary to develop staffing in-house. We provide a broad range of services to public agencies, including:

    •
    civil engineering;

    •
    building and safety services;

    •
    geotechnical engineering;

    •
    financial and economic consulting; and

    •
    disaster preparedness and homeland security.

        We operate our business through a network of over 20 offices located throughout California and other western states and have a staff of 668 as of September 29, 2006 that includes licensed engineers and other professionals. Our core clients are public agencies in communities with populations ranging from 10,000 to 300,000 people. We believe communities of this size are underserved by large outsourcing companies that tend to focus on securing large federal and state projects, as well as projects for the private sector. We seek to establish close working relationships with our public agency clients and, over time, to expand the breadth and depth of the services we provide to them.

        While we currently serve communities throughout the country, our business is concentrated in California and neighboring states. We provide services to approximately 60% of the 478 cities and over 60% of the 58 counties in California. We also serve special districts, school districts and other public agencies.

        Prior to this offering, we were taxed as an S Corporation for purposes of federal and state income taxes. As a result of this offering, our S Corporation status will terminate and we will be taxed as a C Corporation under federal and state tax laws. Assuming this offering had occurred as of September 29, 2006, we would have recognized a net deferred income tax liability of $2.2 million resulting from the termination of our S Corporation status.

        Willdan Group, Inc. is a Delaware corporation formed in 2006 for the purposes of effecting the reincorporation of The Willdan Group of Companies, a California corporation, formed in 2001 to serve as our holding company. The reincorporation was completed effective June 30, 2006.

        We were founded over 40 years ago, and today consist of a family of wholly owned companies that operate within the following segments for financial reporting purposes:

        Engineering Services.    Our Engineering Services segment includes the businesses of our subsidiary, Willdan, which provides engineering-related services, and our subsidiary, Arroyo Geotechnical, which provides geotechnical engineering services. The segment also includes our subsidiary, Public Agency

Resources (PARs), which provides staffing to Willdan. Willdan is our largest subsidiary and represents the core business of our company that was founded more than 40 years ago. Contract revenue for the Engineering Services segment represented 84.6% and 84.3% of our consolidated contract revenue for fiscal year 2005 and the fiscal nine months ended September 29, 2006, respectively.

        Public Finance Services.    Our Public Finance Services segment consists of the business of our subsidiary, MuniFinancial, which offers financial and economic services to public agencies. Contract revenue for the Public Finance Services segment represented 15.3% and 14.5% of our consolidated contract revenue for fiscal year 2005 and the fiscal nine months ended September 29, 2006, respectively.

        Homeland Security Services.    Our Homeland Security Services segment consists of the business of our subsidiary, American Homeland Solutions, which offers homeland security and public safety consulting services. We formed this subsidiary in fiscal year 2004 and began operations in the second half of fiscal year 2005. Contract revenue for our Homeland Security Services segment represented 0.1% and 1.2% of our consolidated contract revenues for fiscal year 2005 and the fiscal nine months ended September 29, 2006, respectively.

Recent Developments

Litigation Accrual

        We are currently involved in a dispute with the City of West Hollywood, California that arose in fiscal year 2002. This matter concerns a construction project in the City of West Hollywood for the improvement of Santa Monica Boulevard.

        In the fourth quarter of 2005, following a trial in the Los Angeles County Superior Court, the jury rendered a verdict against us and awarded damages in the amount of $6.3 million, including attorney's fees, interest and costs. As of December 30, 2005, we believed that approximately $3.2 million of the damages was covered by our professional liability insurance policy. Therefore, in fiscal year 2005, we expensed $2.7 million of this judgment and recorded related interest expense of $0.4 million. In our consolidated balance sheet as of December 30, 2005, we reflected a total liability of $6.3 million and the related receivable of $3.2 million from the insurance company.

        Our insurance company has posted bonds and retained counsel to file an appeal with respect to this matter. During the appeal process, interest will accrue on the outstanding judgment at the rate of 10% per annum. We cannot predict the outcome of this appeal process.

        In the third quarter of this year, we obtained a court ruling awarding us approximately $1.0 million on a claim for indemnity, recovering the settlement amount and interest thereon and attorney fees and costs in connection with an unrelated claim that arose in fiscal year 2002. Because the claim arose in 2002 and the settlement amount had been previously paid by our insurance policy, we will be able to replenish our insurance coverage by approximately $1.0 million for that policy year. As a result, we have approximately $1.0 million of additional insurance coverage available for the West Hollywood case discussed above since that claim also arose in 2002. Therefore, in the third quarter of fiscal year 2006, we reflected an additional receivable of approximately $1.0 million from the insurance company and a corresponding reduction in the litigation accrual expense related to the West Hollywood case.

Stock-Based Compensation Expense

        We have an established plan whereby selected employees, consultants, officers and directors of Willdan Group, Inc. and subsidiaries may, at the invitation of the board of directors, purchase redeemable shares of Willdan Group, Inc.'s common stock. This plan was established to provide for continuity of management by providing ownership opportunities to those individuals who are or will be actively responsible for the continued success of the company. Our board of directors determines which individuals may purchase stock and how many shares each of these individuals may purchase. There is no vesting period. Our employees and directors own most of the shares currently. The plan and all transactions involving our common stock are governed by our stock buy/sell agreement, including the pricing of shares. Under the buy/sell agreement, the stock price is calculated using a formula that has been used consistently since our inception for all purchases and re-purchases of stock. This plan and the buy/sell agreement will terminate upon completion of this offering.

        From August 2005 to October 2005, individuals purchased 953,500 shares of our redeemable common stock at a price of $3.77 per share, pursuant to awards of stock purchase rights made by our board of directors on February 9, 2005. At the time the shares were purchased, we had commenced a preliminary consideration of becoming a public company in addition to considering other forms of financing that would not have resulted in our common stock becoming publicly traded. Before issuing our financial statements for fiscal year 2005, we determined that it was possible we could be within one year of an IPO. Accordingly, the fiscal year 2005 sales of common stock were considered to be in contemplation of an IPO and the difference between the aggregate formula-based price that was paid for the stock and the aggregate fair value of the purchased shares was recorded as an expense for fiscal year 2005. The expense totaled $2.7 million and is included as stock-based compensation within general and administrative expenses. See Note 2 and Note 7 to the consolidated financial statements included elsewhere in this prospectus for additional information.

Life Insurance Proceeds

        On May 15, 2006, our co-founder and chief executive officer, Dan W. Heil, passed away. We carried two life insurance policies on Mr. Heil. In June and July 2006, we received the cash proceeds from these two policies of approximately $2.3 million.

Acquisition of Assets

        In June 2006, our subsidiary American Homeland Solutions, or AHS, acquired substantially all of the assets of VT & Associates, Inc., or VTA, for $250,000. VTA developed and provided training courses to public agencies.

Components of Income and Expense

Contract Revenues

        We enter into contracts with our clients that contain three principal types of pricing provisions: fixed fee, time-and-materials and unit-based. Contract revenues on our fixed fee contracts are determined on the percentage-of-completion method based generally on the ratio of direct costs incurred to date to estimated total direct costs at completion. Many of our fixed fee contracts are relatively short in duration, thereby lowering the risks of not properly estimating the percent complete. Revenues on our time-and-materials and unit-based contracts are recognized as the work is performed in accordance with specific terms of the contract. A large percentage of our contracts are based on contractual rates per hour plus costs incurred. Some of these contracts include maximum contract prices, but the majority of these contracts are not expected to exceed the maximum.

        Adjustments to contract cost estimates are made in the periods in which the facts requiring such revisions become known. When the revised estimate indicates a loss, such loss is provided for currently in its entirety. Claims revenue is recognized only upon resolution of the claim. Change orders in dispute are evaluated as claims. Costs related to unpriced change orders are expensed when incurred and recognition of the related contract revenue is based on an evaluation of the probability of recovery of the costs. Estimated profit is recognized for unpriced change orders if realization of the expected price of the change order is assured beyond a reasonable doubt.

Direct Costs of Contract Revenues

        Direct costs of contract revenues consist primarily of that portion of technical and nontechnical salaries and wages that has been incurred in connection with revenue producing projects. Direct costs of contract revenues also include production expenses, subconsultant services and other expenses that are incurred in connection with revenue producing projects. Direct costs of contract revenues exclude that portion of technical and nontechnical salaries and wages related to marketing efforts, vacations, holidays and other time not spent directly generating revenues under existing contracts. Such costs are included in general and administrative expenses. Additionally, payroll taxes, bonuses and employee benefit costs for all of our personnel are included in general and administrative expenses since no allocation of these costs is made to direct costs of contract revenues. No allocation of facilities costs is made to direct costs of contract revenues nor is depreciation and amortization allocated to direct costs. We expense direct costs of contract revenues when incurred.

        As a firm that provides multiple and diverse outsource services, we do not believe gross margin is a consistent or appropriate indicator of our performance and therefore we do not use this measure as construction contractors and other types of consulting firms may. Other companies may classify as direct costs of contract revenues some of the costs that we classify as general and administrative expenses. As a result, our direct costs of contract revenues may not be comparable to direct costs for other companies, either as a line item expense or as a percentage of contract revenues.

General and Administrative Expenses

        General and administrative expenses include the costs of the marketing and support staffs, other marketing expenses, management and administrative personnel costs, payroll taxes, bonuses and employee benefits for all of our employees and the portion of salaries and wages not allocated to direct costs of contract revenues for those employees who provide our services. General and administrative expenses also include facility costs, depreciation and amortization, professional services, legal and accounting fees and administrative operating costs. Within general and administrative expenses, "Other" includes expenses such as professional services, legal and accounting, computer costs, travel and entertainment and marketing costs. We expense general and administrative costs when incurred.

        We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and we expect our general and administrative expenses to increase as a result. We expect that our management and other personnel will need to devote a substantial amount of time to comply with the requirements of being a public company. Moreover, rules and regulations for public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Critical Accounting Policies

        This discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. To prepare these financial statements in conformity with GAAP, we must make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses in the reporting period. Our actual results may differ from these estimates. We have provided a summary of our significant accounting policies in Note 3 to our consolidated financial statements included elsewhere in this prospectus. We describe below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. Our management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions management believes are reasonable as of the date on the front cover of this prospectus.

Contract Accounting

        Applying the percentage-of-completion method of recognizing revenues for our fixed price contracts requires us to estimate the outcome of our long-term contracts. We forecast such outcomes to the best of our knowledge and belief of current and expected conditions and our expected course of action. Differences between our estimates and actual results can occur, resulting in changes to reported revenues and earnings. Such changes could have a material effect on our future consolidated financial statements.

        Contract receivables are carried at original invoice amount less an estimate made for doubtful receivables based upon our review of all outstanding amounts on a monthly basis. We determine the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Our credit risk is minimal with governmental entities. Contract receivables are written off when deemed uncollectible. Recoveries of contract receivables previously written off are recorded when received.

        For further information on the types of contracts under which we perform our services, see "Business—Contract Structure" elsewhere in this prospectus.

Goodwill Impairment Valuation

        Goodwill primarily represents the excess of the purchase price paid for MuniFinancial in 1999 over the estimated fair value of the net identified tangible and intangible assets acquired. We perform an annual review in the fourth quarter of each fiscal year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired. We compare the fair value of MuniFinancial to its carrying value, including goodwill. To estimate the fair value of MuniFinancial, we use a valuation approach based on a multiple of historical cash flows, management's estimates of future cash flows, and other market data. This estimate of fair value of MuniFinancial is highly subjective and is based in part on assumptions that could differ materially from actual results. If our evaluation indicates that goodwill is impaired, we perform an additional assessment to determine the extent of the impairment loss based on the implied fair value of goodwill compared with the carrying amount of the goodwill. Such an impairment loss has a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. No such impairment loss has been recognized to date related to MuniFinancial. In fiscal year 2002, we recognized an impairment loss of $0.4 million relating to our acquisition WPA Traffic Engineering, Inc. in 1999 and no goodwill remains related to this acquisition.

Accounting for Claims Against the Company

        We record liabilities to claimants for probable and estimable claims on our consolidated balance sheet and record a corresponding receivable from our insurance carrier for the portion of the claim that is probable of being covered by insurance. The estimated claim amount net of the amount estimated to be covered by insurance is included in our general and administrative expenses. Determining probability and estimating claim amounts is highly judgmental. Initial accruals and any subsequent changes in our estimates could have a material effect on our consolidated financial statements.

Valuing Redeemable Common Stock

        Prior to fiscal year 2005, we recognized no compensation expense related to our book value stock purchase plan due to changes in the formula price during the employment period since the employees make a substantive investment that would be at risk for a reasonable period of time.

        Awards of book value share purchase rights granted under the purchase plan during fiscal year 2005 were considered to have been granted in contemplation of an initial public offering, and, accordingly, we recorded compensation expense for the difference between the formula value and the estimated fair value of the purchased shares.

        In the evaluation of the fair value of the stock considered to be issued in contemplation of this offering, we considered our profitability and financial condition, the proximity of the issuance to the offering, intervening events, market conditions, transfer restrictions and dates of purchase.

Restatement

        As discussed above under "—Recent Developments—Stock-Based Compensation Expense," we recorded stock-based compensation expense during fiscal year 2005 for sales of our stock that were considered to be in contemplation of an IPO. Initially, we recorded the stock-based compensation expense based on an estimated fair value of our stock of $5.87 per share. We have revised our estimate of the fair value for the dates our stock was purchased from August to October 2005 to $6.64 per share, and as a result, have restated our consolidated financial statements as of and for the fiscal year ended December 30, 2005 to record additional stock-based compensation expense of approximately $0.7 million.

Results of Operations

        The following table sets forth, for the periods indicated, certain information derived from our consolidated statements of operations expressed as a percentage of contract revenues. Amounts may not add to the totals due to rounding.

				Fiscal Nine Months Ended
	Fiscal Year
				September 30, 2005	September 29, 2006
	2003	2004	2005
			(as restated)
Statement of Operations Data:
Contract revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Direct costs of contract revenues:
Salaries and wages	26.7	26.8	31.1	30.9	31.4
Production expenses	2.4	2.6	2.3	2.4	1.9
Subconsultant services	13.5	10.5	7.1	7.4	5.4

Total direct costs of contract revenues	42.6	39.8	40.4	40.8	38.8

General and administrative expenses:
Salaries and wages, payroll taxes, employee benefits	32.1	33.8	33.8	33.2	33.3
Facilities	6.4	5.6	5.2	5.1	5.0
Stock-based compensation	—	—	4.1	1.0	—
Depreciation and amortization	1.6	1.8	1.9	1.7	1.9
Litigation accrual	—	—	4.0	—	(1.8)
Other	11.4	11.9	11.8	11.3	13.0

Total general and administrative expenses	51.4	53.1	60.7	52.3	51.5

Income (loss) from operations	6.0	7.0	(1.1)	6.9	9.8

Other income (expense):
Interest	(0.7)	(0.5)	(0.9)	(0.5)	(1.0)
Other, net	—	—	—	—	4.0

Total other income (expense)	(0.7)	(0.5)	(0.9)	(0.5)	3.0

Income (loss) before income taxes	5.3	6.6	(2.0)	6.4	12.8
Income tax provision (benefit)	0.1	0.1	—	0.1	0.1

Net income (loss)	5.2%	6.5%	(2.1)%	6.4%	12.6%

  Fiscal Nine Months Ended September 29, 2006 Compared to Fiscal Nine Months Ended September 30, 2005

        Contract revenues.    Our contract revenues were $59.0 million for the fiscal nine months ended September 29, 2006, with $49.7 million attributable to the Engineering Services segment and $8.6 million attributable to the Public Finance Services segment. Our Homeland Security Services segment generated $0.7 million during this period. Consolidated contract revenues increased $8.6 million, or 17.1%, from $50.4 million in the fiscal nine months ended September 30, 2005. This was due primarily to increases of $6.9 million, or 16.1%, and $1.1 million, or 14.8%, in contract revenues of the Engineering Services and Public Finance Services segments, respectively. In addition, this is the first fiscal nine months in which our Homeland Security Services segment, which began operations in the second half of fiscal year 2005, generated notable revenue. Overall headcount increased to 668 as of September 29, 2006 from 582 as of September 30, 2005, an increase of 14.8%.

        The growth in contract revenues for the Engineering Services segment is due primarily to increased demand for our existing services. To respond to this demand, our Engineering Services segment increased its total headcount to 543 as of September 29, 2006 from 471 as of September 30, 2005, representing an increase of 15.3%. To respond to demand for our services in additional geographic areas of California, we opened two new satellite office locations in June and September of fiscal year 2005 in Fresno, California and Marysville, California, respectively.

        The growth in contract revenues for our Public Finance Services segment also is due primarily to increased demand for our existing services. Our Public Finance Services segment responded to increased demand for its existing services by increasing its total headcount to 77 as of September 29, 2006 from 70 as of September 30, 2005, representing an increase of 10.0%.

        Direct costs of contract revenues.    Direct costs of contract revenues were $22.9 million in the fiscal nine months ended September 29, 2006, with $20.3 million attributable to the Engineering Services segment and $2.2 million attributable to the Public Finance Services segment. The additional $0.4 million is attributable to direct costs of contract revenues for our Homeland Security Services segment. This represented a total increase of $2.4 million, or 11.7%, from $20.5 million in the fiscal nine months ended September 30, 2005. Of this total increase, direct costs of contract revenues increased $2.0 million, or 10.9%, in the Engineering Services segment and $0.1 million, or 2.6%, in the Public Finance Services segment. The remaining $0.3 million is attributable to the Homeland Security Services segment. These increases were primarily the result of the increased volume of activity that generated the increased contract revenue previously discussed for our three operating segments. Direct costs of contract revenues as a percentage of contract revenue for the fiscal nine months ended September 29, 2006 decreased to 38.8% from 40.8% for the fiscal nine months ended September 30, 2005.

        Within direct costs of contract revenues, salaries and wages increased from 30.9% of contract revenues in the fiscal nine months ended September 30, 2005 to 31.4% in the fiscal nine months ended September 29, 2006. Comparing those same periods, subconsultant services decreased from 7.4% of contract revenues to 5.4% of contract revenues. This shift within direct costs of contract revenues is primarily due to the establishment of our subsidiary, PARs, in fiscal year 2005. PARs provides in-house staffing services to Willdan by hiring professionals that would in the past have been engaged as subconsultants or independent contractors. Numerous subconsultants whom we previously engaged as independent contractors for projects within our Engineering Services segment became employees of PARs. All contract revenues and expenses associated with the operation of PARs are included in the Engineering Services segment.

        General and administrative expenses.    General and administrative expenses increased by $4.1 million, or 15.6%, to $30.4 million in the fiscal nine months ended September 29, 2006 from $26.3 million in the fiscal nine months ended September 30, 2005. This was due primarily to increases of $2.7 million and $0.9 million in general and administrative expenses of the Engineering Services and Public Finance Services segments, respectively. Of the remaining $0.5 million increase, $0.3 million related to the establishment of our Homeland Security Services segment and $0.2 million is attributed to unallocated corporate expenses. General and administrative expenses as a percentage of contract revenues decreased to 51.5% in the fiscal nine months ended September 29, 2006 from 52.3% in the prior year period.

        The increases in general and administrative expenses in the Engineering Services and Public Finance Services segments were due primarily to increased costs related to the growth in headcount of engineers and other professionals. Additionally, the $2.7 million increase in the Engineering Services segment is net of a $1.0 million reduction in our litigation accrual as a result of the recovery of a prior indemnity claim. The litigation accrual is discussed above in "—Recent Developments—Litigation Accrual." Employee related costs included in general and administrative expenses such as payroll taxes, employee benefits, bonuses and that portion of salaries and wages related to time not spent directly generating revenues increased by $3.0 million, or 17.7%. Facilities costs increased by $0.4 million, or 15.7%, as a result of additional needs created by the increased headcount. Depreciation and amortization increased by $0.3 million, or 36.7%, as a result of additional needs for leasehold improvements, furniture, fixtures and equipment created by additional personnel. Other general and administrative expenses increased by approximately $1.9 million, or 34.5%. This includes an increase of $0.2 million for bad debt expense related to an Engineering Services segment project, an increase of $0.3 million in marketing expense primarily due to design and printing costs related to our name change in June 2006, and expenses related to beginning the process of our proposed initial public offering.

        As discussed above under "—Components of Income and Expense—Direct Costs of Contract Revenues," we do not allocate the costs discussed above to direct costs of contract revenues.

        The $0.2 million increase in unallocated corporate expense is net of a decrease of $0.5 million in stock-based compensation expense. Stock-based compensation expense of $0.5 million was recorded in the fiscal nine months ended September 30, 2005 in connection with stock issuances during that period. Stock-based compensation expense is discussed above in "—Recent Developments—Stock-Based Compensation Expense."

        Income (loss) from operations.    As a result of the above factors, operating income was $5.8 million for the fiscal nine months ended September 29, 2006 as compared to $3.5 million for the fiscal nine months ended September 30, 2005. Operating income as a percentage of contract revenues increased to 9.8% in the fiscal nine months ended September 29, 2006 from 6.9% in the prior year period. As discussed above, operating income for the fiscal nine months ended September 29, 2006 includes a reduction in litigation accrual of $1.0 million and a decrease of $0.5 million in stock-based compensation expense.

        In the third quarter of fiscal year 2005, we experienced a larger than normal increase in operating income as a result of being awarded projects with higher operating margins than we typically experience. We believe this increase in operating income in the third quarter of fiscal year 2005 was a one-time occurrence and not an indication of a seasonal trend in our business. We did not experience similar fluctuations in the third quarter of fiscal year 2006 or in the third quarters of fiscal year 2003 or fiscal year 2004.

        Other income (expense).    Other income (expense), net increased by $2.0 million to $1.8 million of income in the fiscal nine months ended September 29, 2006 from $(246,000) in the fiscal nine months ended September 30, 2005. This was due primarily to the receipt of $2.3 million in life insurance proceeds as a result of the death of our former chief executive officer and recovery of $53,000 on legal matters, partially offset by increased interest expense of $0.4 million. Interest expense increased due to

$0.5 million accrued related to the West Hollywood litigation and this increase was partially offset by decreased interest as a result of lower outstanding principal balances on our debt.

  Fiscal Year 2005 Compared to Fiscal Year 2004

        Contract revenues.    Our contract revenues were $67.3 million for fiscal year 2005, with $56.9 million attributable to Engineering Services and $10.3 million attributable to the Public Finance Services segment. This represented an increase in total contract revenues of $9.0 million, or 15.4%, from $58.3 million for fiscal year 2004. This was due primarily to increases of $8.3 million, or 17.1%, and $0.6 million, or 6.3%, in contract revenues of the Engineering Services segment and Public Finance Services segment, respectively. In addition, our Homeland Security Services segment, which began operations in the second half of fiscal year 2005, generated $0.1 million during this period. Overall headcount increased to 599 at the end of fiscal year 2005 from 508 at the end of fiscal year 2004, an increase of 17.9%.

        The growth in contract revenues for the Engineering Services segment was due primarily to increased demand for our existing services. To respond to this demand, our Engineering Services segment increased its total headcount to 481 as of December 30, 2005 from 404 as of December 31, 2004, an increase of 19.1%. Of the 77 employees added in fiscal year 2005, 17 were formerly subconsultants or independent contractors that became employees of our subsidiary, PARs. To respond to demand for our services in additional geographic areas of California, two new office locations were opened in fiscal year 2005 in Fresno and Marysville, California and we opened a new office in Bakersfield, California in November 2004 which did not begin generating revenue until fiscal year 2005. In response to increased demand for our services in Arizona, we expanded our office in Tucson. In addition, our geotechnical company opened its new office location, which included an expanded laboratory, in the fourth quarter of fiscal year 2004. During fiscal year 2005, our geotechnical company increased its number of clients by over 30%, which was the primary reason for its increased contract revenues of $0.7 million, or 132.9%, for fiscal year 2005.

        The growth in contract revenues for our Public Finance Services segment also is due primarily to increased demand for our existing services. In response to this demand, our Public Finance Services segment increased its total headcount to 78 as of December 30, 2005 from 65 as of December 31, 2004, representing an increase of 20.0%.

        Direct costs of contract revenues.    Direct costs of contract revenues increased by $4.0 million, or 17.2%, to $27.2 million for fiscal year 2005 from $23.2 million for fiscal year 2004. Of this total increase, direct costs of contract revenues increased $3.6 million, or 17.4%, in the Engineering Services segment and $0.3 million, or 12.0%, in the Public Finance Services segment. The remaining $0.1 million is attributable to the Homeland Security Services segment.

        Direct costs of contract revenues for fiscal year 2005 included salaries and wages resulting from the commencement of operations in fiscal year 2005 of our subsidiary, PARs. Forming this subsidiary resulted in a shift of direct expense from subconsultant services to direct salaries and wages. In fiscal year 2004, direct salaries and wages were 26.8% of contract revenues. In fiscal year 2005, direct salaries and wages increased to 31.1% of contract revenues. In comparing the same periods, subconsultant services decreased from 10.5% of contract revenues in fiscal year 2004 to 7.1% of contract revenues in fiscal year 2005. In addition to the shift in direct expenses from subconsultant services to direct salaries and wages, we also added 40 new PARs employees between December 31, 2004 and December 30, 2005. Total direct costs of contract revenues as a percentage of contract revenues of 40.4% in fiscal year 2005 was comparable to 39.8% in fiscal year 2004.

        General and administrative expenses.    General and administrative expenses increased by $9.9 million, or 31.9%, to $40.8 million for fiscal year 2005 from $31.0 million for fiscal year 2004. This was due in part to $2.7 million accrued in connection with ongoing litigation and $2.7 million in stock-

based compensation expense in connection with stock issuances in fiscal year 2005, each of which is described above under "—Recent Developments." All of the stock-based compensation expense was included in unallocated general and administrative expense and the litigation accrual relates to the Engineering Services segment.

        There were other increases of $3.2 million and $0.6 million in general and administrative expenses in the Engineering Services and Public Finance Services segments, respectively. These additional general and administrative expenses were due primarily to increased costs related to the growth of employee headcount in both segments as discussed above. Additionally, there were increases of $0.4 million and $0.2 million in our Homeland Security Services segment and unallocated corporate expenses, respectively.

        Employee related costs included in general and administrative expenses such as payroll taxes, employee benefits, bonuses and that portion of salaries and wages related to time not spent directly generating revenues increased by $3.0 million, or 15.3%. Facilities costs increased by $0.2 million, or 6.6%. Depreciation and amortization increased by $0.2 million, or 19.0%, as a result of additional needs for leasehold improvements, furniture, fixtures and equipment created by additional personnel. Other general and administrative expenses increased by approximately $1.0 million, or 14.6%, primarily as a result of the increased volume of our business. In addition to cost increases attributable to growth in employee headcount, we also experienced rate increases for expenses such as insurance premiums and health insurance and other employee benefits.

        Income (loss) from operations.    Primarily as a result of the stock-based compensation expense and litigation accrual discussed above, operating income (loss) decreased by $4.8 million, or 117.1%, to a $745,000 loss from operations for fiscal year 2005 from income of $4.1 million for fiscal year 2004. Operating income as a percentage of contract revenues decreased to (1.1)% for fiscal year 2005 from 7.0% in fiscal year 2004.

        Other income (expense).    Other expense, net increased by $341,000, or 122.7%, to $619,000 for fiscal year 2005 from $278,000 for fiscal year 2004. This was due primarily to a net increase in interest expense of $358,000 resulting primarily from interest related to the litigation accrual discussed above and the effect of increasing borrowing rates due to market factors offset by the impact of decreased borrowings under our line of credit and term debt.

  Fiscal Year 2004 Compared to Fiscal Year 2003

        Contract revenues.    Our contract revenues were $58.3 million for fiscal year 2004, with $48.6 million attributable to the Engineering Services segment and $9.7 million attributable to the Public Finance Services segment. This represented an increase in total contract revenues of $3.8 million, or 7.0%, from $54.5 million for fiscal year 2003. This was due primarily to increases of $3.1 million, or 6.8% in our Engineering Services segment and $0.7 million, or 7.8%, for our Public Finance Services segment. For both operating segments, these increases were primarily the result of increased demand for our existing services. Overall headcount increased to 508 at the end of fiscal year 2004 from 451 at the end of fiscal year 2003, an increase of 12.6%.

        To respond to increasing demand for services, the Engineering Services segment increased its total headcount to 404 as of December 31, 2004 from 356 as of January 2, 2004, representing an increase of 13.5%. One office, in San Bernardino, California, expanded its facility during fiscal year 2004.

        The growth in contract revenues for our Public Finance Services segment also is due primarily to increased demand for our existing services. In response to this demand, our Public Finance Services segment increased its total headcount to 65 as of December 31, 2004 from 60 as of January 2, 2004, representing an increase of 8.3%. This increase in headcount corresponds closely to the increase in contract revenues of 7.8%.

        Direct costs of contract revenues.    Direct costs of contract revenues remained constant at $23.2 million for fiscal year 2004 and fiscal year 2003. This was due primarily to a decrease of $0.1 million in direct costs of contract revenues for the Engineering Services segment offset by an increase of $0.1 million in the direct costs of contract revenues for the Public Finance Services segment. Direct costs of contract revenues as a percentage of contract revenues decreased to 39.8% for fiscal year 2004 from 42.6% for fiscal year 2003. This decrease as a percentage of contract revenues resulted partly from a decrease in our use of subconsultants, whose billings include not only what we generally classify as direct costs when we perform services but also the subconsultants' profit and their overhead.

        General and administrative expenses.    General and administrative expenses increased by $3.0 million, or 10.7%, to $31.0 million for fiscal year 2004 from $28.0 million for fiscal year 2003. This was due primarily to increases of $2.4 million and $0.3 million in general and administrative expenses of the Engineering Services segment and the Public Finance Services segment, respectively, resulting primarily from the growth of our business. In addition, there was an increase of $0.3 million in unallocated corporate expenses. General and administrative expenses as a percentage of contract revenues increased to 53.1% for fiscal year 2004 from 51.4% in fiscal year 2003.

        Employee related costs included in general and administrative expenses such as payroll taxes, employee benefits, bonuses and that portion of salaries and wages related to time not spent directly generating revenues increases by $2.2 million, or 12.8%. Facilities costs decreased $0.2 million, or a decrease of 5.7%. Depreciation and amortization increased $0.2 million, or 22.1%. Other general and administrative expenses increased by approximately $0.7 million, or 11.6%, primarily as a result of the increased volume of our business and increased headcount.

        Income (loss) from operations.    As a result of the above factors, operating income increased by $0.8 million, or 24.2%, to $4.1 million for fiscal year 2004 from $3.3 million for fiscal year 2003. Operating income as a percentage of contract revenues increased to 7.0% for fiscal year 2004 from 6.0% in the prior year.

        Other income (expense).    Other expense, net decreased by $87,000, or 23.8%, to $278,000 for fiscal year 2004 from $365,000 for fiscal year 2003. This was due primarily to a decrease in interest expense of $94,000 as a result of decreased borrowings under our revolving line of credit and term debt offset by increased borrowing rates due to market factors.

Liquidity and Capital Resources

        Our primary sources of liquidity are cash generated from operations, borrowings under our revolving line of credit and term loans, capital leases and sales of our common stock. We believe that cash generated by operating activities and funds available under our credit facilities will be sufficient to finance our operating activities for at least the next 12 months.

  Cash flows from operating activities

        Cash flows provided by operating activities were $6.0 million for the fiscal nine months ended September 29, 2006 compared to $3.3 million for the same period in fiscal year 2005. The cash flows provided by operating activities in the fiscal nine months ended September 29, 2006 were comparatively higher than in the same period in 2005 due primarily to the increase in the volume of our business and the collection of approximately $2.3 million of life insurance proceeds. For fiscal year 2005, cash flows provided by operating activities were $4.6 million, compared to $3.9 million in fiscal year 2004 and $2.6 million for fiscal year 2003. Cash flows provided by operating activities in fiscal year 2005 were comparatively higher than in fiscal year 2004 due primarily to a $0.6 million increase in our income before income taxes before the non-cash accruals for stock-based compensation and litigation along with the related interest accrual for the litigation. Cash flows provided by operating activities in fiscal year 2004 increased by $1.3 million compared to fiscal year 2003 primarily as a result of the $0.9 million increase in our net income in fiscal year 2004 over fiscal year 2003.

  Cash flows from investing activities

        Cash flows used in investing activities were $2.5 million for the fiscal nine months ended September 29, 2006 compared to $1.3 million for the fiscal nine months ended September 30, 2005. Cash flows used in investing activities were $1.9 million for fiscal year 2005, as compared to $0.9 million for fiscal year 2004 and $0.6 million for fiscal year 2003. Cash flows used in investing activities for the aforementioned periods primarily related to the purchase of equipment and leasehold improvements. Fiscal year 2005 and the fiscal nine months ended September 29, 2006 included higher than historical levels of equipment and leasehold improvements purchases due to the establishment of new office locations, the relocation of existing office facilities, including our corporate offices, and capital expenditures resulting from our overall increase in employee headcount.

  Cash flows from financing activities

        Cash flows used in financing activities were $4.7 million for the fiscal nine months ended September 29, 2006 compared to $2.0 million provided by financing activities for the fiscal nine months ended September 30, 2005. For fiscal year 2005, cash flows provided by financing activities were $107,000 compared to $3.2 million used in financing activities for fiscal year 2004 and $1.7 million used in financing activities for fiscal year 2003. Cash flows used in financing activities for the first fiscal nine months of 2006 increased from the first fiscal nine months of 2005 primarily as a result of a decrease in net borrowings of $0.3 million, an increase in distributions to stockholders of $0.6 million, a decrease in proceeds from issuance of common stock of $0.7 million and the payment of $1.0 million of deferred offering costs. For fiscal years 2005 and 2004, the net increase in cash flows from financing activities of $3.2 million related primarily to an increase in proceeds from issuance of common stock of $3.0 million and decrease in payments to acquired retired stock of $0.5 million, offset by an increase in distributions to stockholders of $0.6 million. For fiscal years 2004 and 2003, the net increase in cash flows used in financing activities of $1.4 million related primarily to the increase in distributions to stockholders of $0.7 million, an increase in payments to acquire retired stock of $0.4 million and a decrease in changes in the excess of outstanding checks over bank balance of $0.8 million in fiscal year 2004 compared to fiscal year 2003. These increases in cash used in financing activities from fiscal year 2003 to fiscal year 2004 were offset by an increase in proceeds from issuance of common stock of $0.2 million and a decrease in net repayments of debt of $0.2 million.

  Outstanding indebtedness

        We currently have a revolving line of credit and a term loan with a bank, as well as a note payable for a portion of the purchase price for VTA. We also finance insurance premiums by entering into notes payable with insurance companies.

        Our $8.0 million revolving line of credit had no outstanding balance at September 29, 2006. Outstanding advances bear interest at prime plus 0.25% (8.5% at September 29, 2006). Subject to certain conditions, $2.0 million of the line of credit may be converted to two term loans. The line of credit expires on July 31, 2007. The line of credit is secured by substantially all of our assets and is guaranteed by a principal stockholder. The line of credit includes covenants to maintain a certain level of current ratio, tangible net worth, debt to net worth ratio and minimum debt coverage. As of September 29, 2006, the amount available under the line of credit was approximately $8.0 million, and we were in compliance with all of our covenants.

        The term loan had an outstanding balance of approximately $0.3 million at September 29, 2006. This loan bears interest at prime plus 0.25% (8.5% at September 29, 2006), requires monthly installments of principal and interest of approximately $40,000, and matures on July 1, 2007. The term loan is secured by accounts receivable and equipment and is guaranteed by a principal stockholder. The term loan includes covenants to maintain a certain level of current ratio, tangible net worth, debt to net worth ratio and minimum debt coverage. At September 29, 2006, we were in compliance with all of our covenants.

        Upon completion of this offering, we expect to obtain releases of the personal guarantees on the revolving line of credit and term loan. As a result of obtaining the releases, we expect that our minimum tangible net worth covenant under the credit facilities will increase from $9 million to $16 million.

        We also had a note payable with an outstanding balance of approximately $0.1 million as of September 29, 2006 for a portion of the purchase price for VTA, which we acquired in June 2006. The note bears interest at 6.0% and is payable in equal monthly installments through July 2008. The notes payable to insurance companies matured in August 2006.

  Contractual obligations

        We have certain cash obligations and other commitments, which will impact our short- and long-term liquidity. At December 30, 2005, such obligations and commitments consisted of long-term debt, operating leases and capital leases. The following table sets forth our contractual obligations as of December 30, 2005:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(Amounts in thousands)
Long term debt(1)	$1,530	$1,272	$258	$—	$—
Operating leases	14,117	3,228	5,709	3,330	1,850
Capital leases	406	165	216	25	—

Total contractual cash obligations	$16,053	$4,665	$6,183	$3,355	$1,850

(1)
Long-term debt includes principal and interest payments under our debt agreements assuming no additional borrowings or principal payments. For loans with variable interest rates, interest is calculated using the current prime rate of 8.25% as of September 29, 2006.

New Accounting Pronouncement

        In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This statement requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the awards. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. We adopted this statement on January 1, 2006 under the modified prospective method of application. Under that method, compensation costs are recognized for new grants of share-based awards, awards modified after the effect date, and the remaining portion of the fair value of the unvested awards at the adoption date;

however, we have no unvested awards as of the adoption date. The adoption of Statement 123R did not have any effect on our consolidated financial statements as of the date of adoption.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. Market risk is attributed to all market risk sensitive financial instruments, including long-term debt.

        We do not engage in trading activities and do not participate in foreign currency transactions or utilize derivative financial instruments. Accordingly, our exposure to market risk is through our bank debt which bears interest at variable rates. Based upon the balance of the bank debt outstanding at September 29, 2006, a hypothetical increase in the prime interest rate from 8.25% to 9.08%, representing an increase of 10%, on our variable rate debt would have increased interest expense by approximately $3,000. A hypothetical decrease in the prime interest rate from 8.25% to 7.43%, representing a decrease of 10%, would have decreased interest expense by approximately $3,000.

BUSINESS

Overview

        We are a leading provider of outsourced services to small and mid-sized public agencies in California and other western states. Outsourcing enables these agencies to provide a wide range of specialized services, without having to incur and maintain the overhead necessary to develop staffing in-house. We provide a broad range of services to public agencies, including:

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    civil engineering;

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    building and safety services;

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    geotechnical engineering;

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    financial and economic consulting; and

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    disaster preparedness and homeland security.

        We operate our business through a network of over 20 offices located throughout California and other western states and have a staff of 668 as of September 29, 2006 that includes licensed engineers and other professionals. Our core clients are public agencies in communities with populations ranging from 10,000 to 300,000 people. We believe communities of this size are underserved by large outsourcing companies that tend to focus on securing large federal and state projects, as well as projects for the private sector. We seek to establish a close working relationship with our public agency clients and, over time, to expand the breadth and depth of the services we provide to them.

        While we currently serve communities throughout the country, our business is concentrated in California and neighboring states. We provide services to approximately 60% of the 478 cities and over 60% of the 58 counties in California. We also serve special districts, school districts and other public agencies.

        We were founded over 40 years ago, and today consist of a family of wholly owned companies that operate within the following areas:

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    Engineering Services.  Our subsidiary, Willdan, provides engineering-related services to public agencies, and our subsidiary, Arroyo Geotechnical, offers geotechnical engineering services. For fiscal year 2005 and the fiscal nine months ended September 29, 2006, revenue for the Engineering Services segment represented 84.6% and 84.3%, respectively, of our overall contract revenue.

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    Public Finance Services.  Our subsidiary, MuniFinancial, offers financial and economic services to public agencies. For fiscal year 2005 and the fiscal nine months ended September 29, 2006, contract revenue for the Public Finance Services segment represented 15.3% and 14.5%, respectively, of our overall contract revenue.

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    Homeland Security Services.  Our subsidiary, American Homeland Solutions, or AHS, offers homeland security, disaster preparedness and public safety consulting services. We formed AHS in 2004, and it began generating revenue in the second half of fiscal year 2005. For fiscal year 2005 and the fiscal nine months ended September 29, 2006, contract revenue for our Homeland Security Services segment represented 0.1% and 1.2%, respectively, of our overall contract revenue.

Market Opportunity

        As the population of the United States continues to grow, cities, counties and local agencies face the increased challenges of building the infrastructure and providing the services required by their growing constituencies. These entities increasingly are turning to privatization as a way to supplement their in-house ability to deliver services.

        Much of the western United States, particularly in California, is characterized by strong county governments that oversee large tracts of land. Beginning in the 1960's, cities and towns in California began to contract for governmental services, such as police and fire, from the counties in which they were located. Over time, this form of outsourcing extended to private companies, which provided ready access to expertise, without the corresponding financial commitment to the hiring of permanent staff. Today the privatization of services is particularly well established in California and the western United States, where hundreds of communities currently utilize contract services.

        Conversely, we believe that much of the northeastern, midwestern and southern sections of the United States were developed by the creation of densely populated, major urban areas that are surrounded by small towns, villages and cities, many of which chose to establish their own governmental operations, and provide discrete police, fire, building and safety, public works and other services to their constituents. As the infrastructure in these communities deteriorates, we believe outsourcing to the private sector will become a logical alternative to developing in-house expertise and staffing to rehabilitate the existing public infrastructure.

        We believe the market for privatized governmental services is being driven by a number of factors, including:

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    population growth, which leads to a need for increased capacity in government services and infrastructure;

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    demand by constituents for a wider variety of services;

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    the creation of new municipalities and the growth of smaller communities, which creates the need to obtain highly specialized services without incurring the costs of hiring permanent staffing and the associated support structure;

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    the deterioration of local infrastructures, especially in aging areas; and

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    government funding programs, such as federal homeland security grants and various state legislation, that provide funds for local communities to provide services to their constituents.

        Within our specific markets, privatized services can take the form of:

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    contracting for specific projects, such as engineering design, construction management and inspection for public infrastructure improvements, such as streets, water and wastewater systems, or storm drains;

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    creating or staffing entire departments or positions within departments, on a contract or interim basis, such as serving as the building and safety department of a newly formed community, or supplying a contract engineer, planner or building official to supplement an existing agency; and

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    providing overflow and emergency work, such as building and infrastructure plan review or inspections relating to construction and reconstruction efforts.

  Engineering Services

        Engineering services encompass a variety of disciplines associated with the design and construction of public infrastructure improvements. We expect demand for engineering services to grow as continued population growth in California and other western states places significant strain on the infrastructure in those areas. The U.S. Census Bureau projects that the populations of California, Arizona, Colorado,

Utah and Nevada will, in aggregate, increase by over 23 million residents from 2000 to the year 2030. The table below shows long-term growth projections for those five western states:

Projected Changes in State Populations: 2000 to 2030

	Census 2000 Population	Projected Population for 2030	Projected Change in Residents Added (2000 to 2030)	Projected Change as a Percentage (2000 to 2030)	50-State Rank in Percentage Change
California	33,872,000	46,445,000	12,573,000	37.1	13
Arizona	5,131,000	10,712,000	5,581,000	108.8	2
Colorado	4,301,000	5,792,000	1,491,000	34.7	14
Utah	2,233,000	3,485,000	1,252,000	56.1	5
Nevada	1,998,000	4,282,000	2,284,000	114.3	1

Source: U.S. Census Bureau, Population Division, April 2005

        From 2000 to 2005, the population in these fives states grew by over 3.7 million people, according to the U.S. Census Bureau.

        Increasing populations drive the need for new infrastructure, as well as the rehabilitation of aging structures, such as those related to aviation, bridges, dams, drinking water, energy (power), hazardous waste, navigable waterways, public parks/recreation, railroads, roads, schools, security, solid waste, transit, and wastewater. The American Society of Civil Engineers, or ASCE, in its 2005 United States Infrastructure Report Card, rated only one of these elements, solid waste, as high as "C+". The elements were rated on a school-type scale of A to F, on a national basis. Ten of the 15 were rated "D+" or below. On a national level, the ASCE estimates that $1.6 trillion needs to be spent over the next five years to bring these elements up to a functional level.

        At the state level, the grades for California as measured by the ASCE were similar. The ASCE estimates that 28% of California's bridges are structurally deficient or functionally obsolete, and 71% of the state's major roads are in poor or mediocre condition. Additionally, the ASCE estimates that $17.5 billion will be needed over the next 20 years to meet the drinking water needs for the state. These findings are supported by the California Infrastructure Coalition's annual report for 2005, in which the Coalition states that much of the state's infrastructure is outdated, overburdened and will not meet the needs of the state's projected population growth.

        In August 2005, President Bush signed the Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users, or SAFETEA-LU, in response to growing concern over the condition of our nation's infrastructure. This legislation allocates more than $286 billion to infrastructure investment through 2009, a 40% increase over predecessor legislation. State and local governments will play an expanded role in the deployment of these federal funds, receiving approximately 79% of the disbursements. California is slated to receive $23 billion under this program.

        In addition, state and local agencies are devoting an increasing percentage of their own budgets to infrastructure. The State of California budget for fiscal year 2006-2007 provides in excess of $13.3 billion for transportation and infrastructure related spending, an increase of 9% over fiscal year 2005-2006. A significant portion of these funds will be "pushed down" to local agencies for project implementation. The Cities' Annual Report from the California State Controller's Office indicated that, for fiscal year 2003-2004 (the most recent report published), total city operating expenditures exceeded $40 billion, an increase of 3.9% over the prior period. In addition, approximately $8.2 billion was budgeted to be spent on capital improvements, an increase of 1.5% over the prior fiscal year. We believe that the trend toward increased local funding of infrastructure related activities will continue in subsequent years.

        Voters in the western United States are also acting to provide funding for infrastructure improvement and rehabilitation. In California, the voters in 18 counties, representing over 75% of the state's population, have passed sales tax increases to fund transportation improvements. In Maricopa County, Arizona, voters enacted Proposition 400, which extends a half-cent sales tax for an additional 20 years to continue funding road building and transportation infrastructure, a measure that is expected to generate approximately $8.5 billion over this period. In Tucson, Arizona, city voters recently passed a half-cent sales tax increase that is expected to generate $2.1 billion for transportation projects over the next 20 years.

  Public Finance Services

        Public agencies face an increasing burden to raise the necessary funding to build, improve and maintain infrastructure and to provide services to their local communities. While tax revenues are a primary source of funding, in California there are property tax and spending limits that curtail the generation of these funds. Alternatives include the issuance of tax-exempt securities; the formation of special financing districts to assess property owners on a parcel basis for infrastructure and public improvements, such as assessment districts and community facilities districts (known as Mello-Roos in California); the implementation of development impact fee programs that require developers to bear the cost of the impact of development on local infrastructure; user fee programs that pass costs along to the actual users of services; optimization of utility rates; and special taxes enacted by voters for specific purposes.

        In California, the use of special tax revenue bonds and special assessment bonds has increased significantly over the past three years. Special tax revenue bonds are tax-exempt securities associated with community facilities districts. Special assessment bonds are the tax-exempt securities used in conjunction with assessment districts. The proceeds from these bonds are used to finance the construction and maintenance of public infrastructure.

        The table below shows the increase in the use of tax-exempt securities in conjunction with bonded special financing districts in California over the past three years:

Special Assessment Bonds				Special Tax Revenue Bonds (CFD's)
Year	Dollar Amount of Bonds Issued	% Increase	Number of Issuances	Year	Dollar Amount of Bonds Issued	% Increase	Number of Issuances
2003	$402,698,000	N/A	46	2003	$1,546,220,000	N/A	125
2004	474,456,000	17.8%	71	2004	1,713,404,000	10.8%	165
2005	606,007,000	27.7%	68	2005	2,761,958,000	61.2%	188

Source: California State Treasurer's Office, California Debt and Investment Advisory Commission. Data includes refundings of existing debt.

        California continues to be the nation's leading issuer of all types of tax-exempt debt, followed by New York and Texas. In 2005, a total of 1,152 sales of tax-exempt securities took place in California, for a total issuance of $57.3 billion, a 3.1% increase over 2004. Other states with high population growth increased their use of tax-exempt financing at a greater rate. Issuers in Florida sold $20.0 billion in tax-exempt bonds in 2005, an increase of 55.1% over 2004. Arizona issuances increased 23.8% in 2005, up to $9.3 billion, and Nevada issuers sold $4.7 billion in 2005, up 54.3% from the prior year. Federal compliance requirements, such as arbitrage rebate calculation and continuing disclosure, apply to all tax-exempt issuances on a nation-wide basis.

        To implement these financing techniques, public agencies frequently contract with private consultants to provide the advance studies, manage the processes and provide the administration necessary to support these methods. Consultants have the expertise necessary to form the special financing districts and produce an impact fee study used to develop a schedule of developer fees.

Privatized services are then also utilized to implement the programs or revised rate schedules, and in the case of special financing districts, administer the districts through the life of the bonds. Consultants also frequently provide the services necessary to comply with federal requirements for tax-exempt debt, such as arbitrage rebate calculations and continuing disclosure reports. Use of such services allows public agencies to capitalize on innovative public finance techniques without incurring the cost of developing in-house expertise.

  Homeland Security Services

        After September 11, 2001, the need to protect civil infrastructure and implement additional security measures became a priority at all levels of government. In addition to the threat of terrorism, Hurricanes Katrina and Rita highlighted the vulnerability of our country's infrastructure to natural disasters. These events placed an increased burden on local and regional public agencies to be prepared to respond. In addition to fire and safety personnel, agencies responsible for the physical safety of infrastructure elements, such as water and wastewater systems, ports and airports, roads and highways, bridges and dams, are under increased pressure to prepare for natural and man-made disasters. Accordingly, the federal government now considers public works staff members to be "first responders" to such incidents and we believe that agencies are allocating resources accordingly.

        For fiscal year 2006, under the Department of Homeland Security Grant Program, or HSGP, the federal government will provide $1.7 billion to the states, which in turn will disburse these funds to local law enforcement and other agencies. The federal Department of Homeland Security, or DHS, has designated 46 metropolitan areas throughout the country to receive almost half of the HSGP funds through a program called the DHS Urban Area Security Initiative, or UASI. Designated UASI metropolitan areas include: five metropolitan areas in California; the Phoenix, Arizona (Maricopa County) metropolitan area; Denver, Colorado; and Las Vegas, Nevada. States and local communities also are increasing budget funds for immigration and homeland security matters.

        The table below shows federal HSGP disbursements to California, Arizona, Colorado, Utah and Nevada, and how those funds will be deployed to local agencies and initiatives. The state HSGP allocation provides for state grants to cities and other local government agencies.

Federal Department of Homeland Security Grant Program—Fiscal Year 2006

	Total HSGP Allocation	State HSGP Allocation	Local Law Enforcement Terrorism Prevention	UASI Allocation	Metropolitan Medical Response System Allocation	Citizens Corps Allocation
California	$231,951,000	$47,580,000	$42,370,000	$136,290,000	$4,182,000	$1,529,000
Arizona	20,171,000	8,660,000	6,290,000	3,920,000	929,000	372,000
Colorado	21,080,000	8,080,000	7,600,000	4,380,000	697,000	323,000
Utah	8,271,000	4,520,000	3,280,000	—	232,000	239,000
Nevada	20,509,000	8,110,000	4,180,000	7,750,000	232,000	237,000

Source: U.S. Department of Homeland Security

        We expect homeland security funding to remain constant at the federal and state levels for the foreseeable future.

Competitive Strengths

        Founded over 40 years ago, we have a well-established track record of providing a wide range of privatized services to the public sector. We have developed the experience base, professional staff and support technology and software necessary to quickly and effectively respond to the needs of our clients. We believe we have developed a reputation within our industry as problem solvers across a broad range of client issues. Some of our competitive strengths include:

        Quality of Service.    We pride ourselves on the quality of service that we provide to our clients. The work that we compete for is awarded primarily based on the company's qualifications, rather than the fees proposed. We believe that our service levels, experience and expertise satisfy even the most rigorous qualification standards. We have developed a strong reputation for quality, based upon our depth of experience, ability to attract quality professionals, customized technology and software that support our services, local knowledge and the expertise we possess across multiple disciplines. We believe we are well-positioned to serve public sector clients due to our knowledge of the unique reporting processes and operating procedures of public agencies, which differ substantially from the private sector. Because public engineering contracts in California are awarded primarily based on qualifications, we believe our high quality of service is a significant factor in our providing services currently to over 60% of the cities and counties in California.

        Broad range of services.    Our focus on customer service has led us to continually broaden the scope of the services we provide. At different stages in our 40-year history, as the needs of our public sector clients have evolved, we have developed service capabilities complementary to our core engineering business, including building and safety services, financial and economic services, planning services, geotechnical services, code enforcement services and, most recently, disaster planning and homeland security services. Further, because we recognize that local public sector projects and issues often cross departmental lines, we have developed the capability to deliver multiple services in a cohesive manner to better serve our client communities as a whole.

        Strategic locations in key markets.    Local agencies want professionals who understand their local needs. Therefore, we deliver our services through a network of over 20 offices dispersed throughout the western United States. Further, each of our offices is staffed with quality professionals, including former management level public sector employees, such as planners, engineers, inspectors, and police and fire department personnel. These professionals understand the local and regional markets in which they work. In addition, we operate in some of the fastest growing states, counties and cities in the country. We operate in four of the five fastest growing counties in the country (based on number of residents added from July 2004 to July 2005): Maricopa County, Arizona; Clark County, Nevada; and Riverside and San Bernardino Counties, California. In addition, we operate in California, Arizona and Nevada, in which seven of the top 10 fastest growing cities in the nation (with populations over 100,000) are located. (Source: U.S. Census Bureau, Population Division, April 2005).

        Strong, long-term client relationships.    We have developed strong relationships with our public agency clients, some of whom we have worked with for over 25 years. The value of these long-term relationships is reflected in the recurring award of new projects, ongoing staffing assignments, and long-term projects that require high-level supervision. We also seek to maintain close personal relationships with public agency decision-makers to strengthen our relationships with them and the agencies with which they work. We frequently develop new client relationships as our public agency contacts are promoted or move to other agencies. Our strong culture of community involvement and leadership in key public agency organizations underscores our customer focus and helps us cultivate and expand our client base.

        Experienced, talented, and motivated employees.    Our staff consists of seasoned professionals with a broad array of specialties, and a strong customer service orientation. Our corporate culture places a high priority on investing in our people, including providing opportunities for stock ownership to attract, motivate and retain top professionals. Our executive officers have an average of more than 25 years of experience in or supporting the public sector, and an average of 18 years with our company.

Key Business Strategies

        We intend to pursue the following strategies to increase our revenue and market share and profitably expand our business:

        Continue to focus on small to mid-sized public agencies.    We focus on providing our services to small to mid-sized municipalities, counties, special districts and other public agencies and will continue to do so for the foreseeable future. We believe that these markets are underserved by large outsourcing companies that tend to focus on securing large federal and state projects, as well as projects for the private sector. In addition, because we work almost exclusively with governmental bodies, we are able to avoid the conflicts of interest that many of our competitors encounter who work for both private developers and the agencies that may be regulating these private entities. Further, working with literally hundreds of municipalities and public agencies has provided us with a broadly diversified client base.

        Provide new service offerings and cross-sell existing services.    We intend to continue to expand our service offerings and to cross-sell additional services to existing clients. A recent example is the creation of our subsidiary, American Homeland Solutions, to provide homeland security and public safety consulting services to our core client base of local and regional public agencies. Increasingly, these public agencies face budget constraints that limit their ability to support new, unique or temporary service offerings. We believe that these government entities will increasingly view the use of privatized services as an attractive solution.

        Expand our business geographically.    We have identified several high-growth regions in the United States, particularly in the Sunbelt, where we intend to pursue expansion of our business. We recently began serving communities in Colorado and Utah, and have opened offices in the states of Washington and Florida to capitalize on growth opportunities in these areas. We believe there are communities throughout the United States in which the local infrastructure is deteriorating and where contract, privatized services afford a potential solution. We intend to explore entering new markets through new office openings with key hires and through strategic acquisitions.

        Continue to attract and retain valuable employees.    We believe we are able to attract and retain valuable employees as a result of having developed a strong reputation for providing quality services to our public agency clients. In addition to our traditional recruiting activities, this has provided us with a unique opportunity to attract excellent employees with local knowledge and expertise as they seek opportunities outside of public service. As a result, we are able to attract and retain a staff of well-trained, knowledgeable and respected employees who are able to provide a high level of service and local knowledge to our clients. We will continue to seek to make key hires, individually and through acquisitions, to facilitate both geographic expansion and new service offerings.

Our Services

        We specialize in providing privatized services to public agencies. Our core client base is composed of cities, counties, special districts, other local and state agencies, and tribal governments.

        We are organized to win and profitably manage numerous small to mid-size contracts at any one time. With our focus on local and regional agencies, typical contracts can range from $5,000 to over $1,000,000 in contract revenue. Our typical project contract has a duration of less than 12 months, although we have city services contracts that have been in effect for over 25 years. At September 29, 2006, we had approximately 3,000 open projects.

        We offer services in three segments: Engineering Services, Public Finance Services, and Homeland Security Services. The interfaces and synergies among and between these segments are key elements of our strategy. Management established these segments based upon the services provided, the different marketing strategies associated with these services and the specialized needs of their respective clients.

        The following table presents, for the periods indicated, the approximate percentage of our consolidated contract revenue attributable to each segment:

	Fiscal Year
				Fiscal Nine Months Ended September 29, 2006
	2003	2004	2005
Engineering Services	83.5%	83.4%	84.6%	84.3%
Public Finance Services	16.5%	16.6%	15.3%	14.5%
Homeland Security Services	N/A	N/A	0.1%	1.2%

Engineering Services

        We provide a wide range of engineering services to the public sector. In general, contracts for engineering services (as opposed to construction contracts) are awarded by public agencies based primarily upon the qualifications of the engineering professional, rather than the proposed fees. Many jobs are awarded without a mandated proposal process, especially where an agency has had a longstanding relationship with an engineering professional that has expertise in the type of project under consideration. A substantial percentage of our engineering related work is for existing clients and represents an extension of our long-term associations with them.

        We offer our clients a broad range of engineering services, listed in the following table and described individually below:

City Engineering	Structural Engineering
Building and Safety	Planning
Public Works and Infrastructure Design	Landscape Architecture
Construction Management	Geotechnical Engineering
Traffic Engineering	Flood Control
Water and Wastewater Engineering	Code Enforcement

        City Engineering.    We specialize in providing engineering services tailored to the unique needs of municipalities. City Engineering can range from staffing an entire engineering department to carrying out specific projects within a municipality, such as developing a pavement management program or reviewing engineering plans on behalf of a city. This is the core of our original business and was the first service offered when we were founded over 40 years ago.

        Building and Safety.    Our building and safety services can range from managing and staffing an entire municipal building department to providing specific outsourced services such as plan review and field inspections. Other aspects of this discipline include performing accessibility compliance and providing disaster recovery teams, energy compliance evaluations, permit processing and issuance, seismic retrofitting programs and structural plan review. Many of our building and safety services engagements are with municipalities and counties in high growth areas where workloads exceed the capacity of in-house staff.

        Public Works and Infrastructure Design.    This sector constitutes our traditional engineering design function. Our engineers design roads, streets and highways; airport and transit facilities; freeway interchanges; high occupancy vehicles lanes; pavement reconstruction; and other elements of state, county and city infrastructure.

        Construction Management.    We have developed construction and program management systems specifically devoted to our public sector clients. We provide inspection services, along with full construction management and support, depending on the client's needs and the scope of the specific project. Our construction management experience encompasses projects such as streets, bridges, sewers and storm drains, water systems, parks, pools and utilities.

        Traffic Engineering.    Our traffic engineering services involve serving as the contract city traffic engineer in communities, as well as performing design and traffic planning projects for our clients. These services and projects include parking management studies, intersection analyses and improvements, traffic impact reports, and traffic signal and control systems. In 1999, we acquired WPA Traffic Engineering, Inc., a traffic engineering firm in southern California, which was integrated into our Orange County regional office and now operates as a division of our Willdan subsidiary.

        Water and Wastewater Engineering.    Our water and wastewater engineering services include design and project management of public water and wastewater facilities. Our core competencies include hydraulic modeling, master planning, rate studies and design and construction services. Our design experience includes reservoirs, pressure reducing stations, pump and lift stations, and pipeline alignment studies, as well as water/wastewater collection, distribution and treatment facilities.

        Structural Engineering.    Our structural engineering services include bridge design, bridge evaluation and inspection, highway and railroad bridge planning and design, highway interchange design, railroad grade separation design, bridge seismic retrofitting, building design and retrofit, sound wall and retaining wall design, and planning and design for bridge rehabilitation and replacement.

        Planning.    We offer services to planning agencies as well as community development/redevelopment departments within cities. Typically, cities contract with us to relieve peak workload situations or to fill vacant planning positions on an interim basis. In other instances, we will handle the entire planning function for small or newly incorporated cities.

        Landscape Architecture.    Our services in the area of landscape architecture include design, planning, landscape management and urban forestry. Specific projects include park design and master planning, bidding and construction documents, water conservation plans, urban beautification programs, landscape maintenance management, site planning and assessment district management.

        Geotechnical Engineering.    We provide geotechnical engineering services, including soils testing, slope stability evaluations, earthquake engineering, engineering geology and hydrogeology. We have a licensed, full service geotechnical laboratory at our headquarters in Anaheim, California, which offers an array of testing services, including the relatively new line of construction materials testing and inspection.

        Flood Control.    We provide a complete analysis and projection of storm flows for use in master drainage plans and for individual storm drain systems to reduce flooding in streets and adjacent properties.

        Code Enforcement.    We assist municipalities with the development and implementation of neighborhood preservation programs and the staffing of code enforcement personnel.

        Selected Projects.    Examples of typical ongoing projects we have in the Engineering Services segment include:

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    City of Rosemead, California. We began working with the City of Rosemead in 1976, when we became the designated city engineer for this Los Angeles County community. Over time, the services we provide to the city have expanded to include: building and safety services, traffic engineering, planning, community development services, public works design, construction management and observation, and all related support services. Our personnel staff the city's planning and building department counters, administer housing rehabilitation programs and act as the city's building inspectors. Today, almost 30 years later, in addition to the services listed above, our personnel are named as the city's designated city engineer, traffic engineer and building official.

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    City of Maricopa, Arizona. In October 2003, the City of Maricopa was incorporated and became Arizona's 88th city. We were hired in April 2004 to assist in creating a development services department for the city. This included continual staffing to respond to requests for building plan review and inspection, counter services, public works plan review as well as serving as the community's designated building official. After developing a number of standards, procedures and processes which relied heavily on our experience in other cities, we successfully opened the doors to the city's first development services department in July 2004. Since then, we have logged over 10,000 hours of counter staffing, provided building plan review and permitting for over 12,000 housing units and 100 commercial projects, and provided plan review for plats and infrastructure improvements on over 200 subdivisions ranging in size from 150 to 2,000 lots. Our relationship with the City of Maricopa has expanded to include the preparation of the city's first General Plan, and we currently are assisting with the development of code enforcement policies and procedures.

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    Clark County, Nevada. In 1987, we were engaged by the Clark County, Nevada Department of Building and Safety to provide plan review services. In 1989, the Clark County Department of Public Works contracted with us to provide review services for drainage studies. Since then, our contracts have been renewed continuously and expanded to include review services for traffic studies and public improvement plans as well. At the inception of these contracts, we provided these review services on an overflow, as-needed basis. Beginning with a very low volume of services, the scope and quantity of services has grown over the past 19 years. In Clark County's fiscal year 2005-2006, we provided 296 engineering reviews for the Department of Public Works and 713 reviews for the Department of Building and Safety.

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    City of La Cañada Flintridge, California. In 1996, we began working as the prime consultant for the City of La Cañada Flintridge on its approximately $85 million project to convert the city from individual septic systems to a traditional sewer collection system. Our services for this project, which are still under way, include assessment district formation, engineering design, construction management and inspection. To launch the project, we prepared the sewer master plan, through which the city was divided into four separate phases. Funding for the design and construction of improvements within each phase was provided by the formation of assessment districts. Phases 1 and 2 are complete; the construction of Phase 3 is scheduled for completion in December 2006. We have completed the preliminary design for Phase 4, which is tentatively scheduled to begin construction in June 2008.

Public Finance Services

        We acquired our public finance consulting business in 1999 to supplement the services we offer our public sector clients. In general, we supply expertise and support for the various financing techniques employed by public agencies to finance their operations and infrastructure. We also support the mandated reporting and other requirements associated with these financings. We do not provide underwriting or financial advisory services for municipal securities.

        Unlike our Engineering Services business, we often compete for business, at least initially, through a competitive bid process. However, since many public sector financing instruments, such as tax-exempt bonds, remain outstanding for up to 30 years, once we have established a client relationship, the client tends to retain us for as long as the financing remains in place. Our services in this segment include the following:

        District Administration.    We administer special districts on behalf of public agencies. The types of special districts administered include community facilities districts (in California, Mello-Roos districts), assessment districts, landscape and lighting districts, school facilities improvement districts, water districts, benefit assessment districts, fire suppression districts, and business improvement districts. Our administration services include calculating the annual levy for each parcel in the district; billing charges directly or through a county tax roll; preparing the annual Engineer's Report, budget and resolutions; reporting on collections and payment status; calculating prepayment quotes; and providing financial analyses, modeling and budget forecasting. From July 2005 to June 2006, we administered over 1,200 districts on behalf of more than 185 public agencies, involving an annual levy of almost six million parcels which will generate approximately $570 million in public revenues.

        The key to our District Administration services is our proprietary software package, MuniMagic®: Municipal Administration & Government Information Coordinator, which we developed internally to redefine the way we administer special districts. MuniMagic® is a database management program that maintains parcel data; calculates special taxes, assessments, fees and charges; manages payment tracking; maintains bond-related information in a single, central location; and provides reporting, financial modeling and analysis at multiple levels of detail. MuniMagic® offers a significant competitive advantage in an industry driven by the ability to accurately process extremely large quantities of data. MuniMagic® is also available for licensing by our existing clients. See "—Intellectual Property" for a discussion of the licensing terms.

        Financial Consulting Services.    We perform economic analyses and financial projects for public agencies, including:

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    fee and rate studies, such as cost allocation studies, user fee analysis, utility rate analysis, fiscal impact studies and development fee studies;

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    special district formations, which involves the design, development and initiation of community facilities districts, school facilities, improvement districts, assessment districts, landscape and lighting districts, benefit assessment districts, business improvement districts, fire suppression assessments and re-engineering;

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    facility financing plans;

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    economic impact analyses;

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    the formation of new public entities, annexations and incorporations;

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    reassessment engineering for bond refunding; and

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    infrastructure analysis both to evaluate the need for rehabilitation efforts, and for financial reporting purposes, in association with Willdan.

        Federal Compliance Services.    We offer federal compliance services to issuers of municipal securities, which can be cities, towns, school districts, housing authorities and other entities that are eligible to issue tax-exempt securities. Specifically, we provide arbitrage rebate calculations and municipal disclosure services that assist issuers to remain in compliance with federal regulations. We provide these reports, together with related compliance services such as bond elections, temporary period yield restriction, escrow fund monitoring, rebate payments and refund requests. In terms of continuing disclosure services, we both produce the required annual reports and disseminate those reports on behalf of the issuers. We provide federal compliance services to over 500 issuers in 34 states and the District of Columbia on more than 1,900 bond issues totaling over $45 billion in municipal debt.

        Selected Projects.    Examples of typical ongoing projects we have in the Public Finance Services segment include:

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    Metropolitan Water District of Southern California. Since 2002, we have administered water standby charges for the Metropolitan Water District of Southern California, or MWD. This involves the placement of standby charges onto the property tax bills of parcel owners within the six-county area serviced by MWD. Data for over four million parcels is managed. Over 3.3 million parcels are levied on an annual basis, totaling $42.8 million in water district revenues. In 2005, our contract with the MWD was extended for an additional five years.

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    City of Indio, California. In 1997, the City of Indio engaged us to administer their landscape and lighting districts. In April 2005, our services were expanded to include the administration of their local improvement and community facilities districts, as well as delinquency management and municipal disclosure services. This agreement is in effect for as long as the underlying districts are active. Since then, our relationship with the city has expanded further to include assessment engineering services, a water rate study, and special district formations. Arbitrage rebate calculations and continuing disclosure reports have also been contracted with us for a term of 30 years.

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    City of Roseville, California. Our association with the City of Roseville also began in 1997, with the administration of 11 special financing districts. Since then, our administration services have expanded to encompass 29 special financing districts, with contracts that will remain in effect for as long as the districts remain active. Delinquency management and municipal disclosure are included in these contracts. We also have provided the city with a number of consulting services, including two fiscal impact analyses, an update to a public facilities fee study, a fire facilities impact fee study, an animal control facilities fee study, and arbitrage rebate services. The contract for arbitrage rebate services is open for the lives of the underlying bonds.

Homeland Security Services

        We provide homeland security and public safety consulting services to cities, counties and related municipal service agencies such as utility and water companies, as well as school districts, port and transportation authorities, tribal governments and large business enterprises with a need for homeland security related services. We staff our projects in this area with former high level, local and regional public safety officers, and focus on solutions tailored for local agencies and their personnel.

        We entered this segment in fiscal year 2004 with the formation of our subsidiary, American Homeland Solutions, or AHS, and began generating revenue in the second half of fiscal year 2005. Our services include:

        Training Services.    We design customized training courses for all aspects of disaster, unusual occurrence and emergency responses. In this regard, we have developed and own several training courses that meet or exceed the requirements for the federal National Incident Management System, or NIMS, training. These courses assist clients in meeting their obligations to prepare their staff to utilize the NIMS. Our courses have been approved by California's Commission on Peace Officers Standards and Training, the California Office of Emergency Services and the federal Department of Homeland Security's "Office of Grants and Training", formerly Office of Domestic Preparedness.

        Emergency Operations Planning Services.    We design, implement, review and evaluate public agencies' Emergency Operations Plan, including compliance and consistency with federal, state and local laws and policies. Plans are tailored in response to terrorism, intentional acts of sabotage and natural disasters. We also provide command and control and emergency response training for all types of unusual occurrences.

        Terrorism and Threat Vulnerability Assessments.    These assessments involve the development of policies and procedures to assess threats and the vulnerability of local, regional, state and national infrastructures. Included in these assessments are: city and county buildings, ports and airports, facilities, power supplies, water supplies, communications networks and transportation systems.

        Planning Evaluations and Exercises.    We conduct planning sessions and exercises, including those relating to weapons of mass destruction, large events, mass casualty transportation disasters, terrorism incident response, natural disaster response and recovery, and civil disorder events. We design these exercises for multi-agency involvement and are fully compliant with NIMS, the State Emergency Management System for California, and the National Response Plan. Exercises are designed to evaluate and test "first responders" and support personnel, as well as elected officials and agency management.

        Public Safety and Management Consulting.    We provide independent analyses, evaluations and recommendations for enhancing the performance of public safety agencies, such as police and fire departments.

        Selected Projects.    Examples of typical projects in the Homeland Security Services segment that are ongoing or completed include:

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    NIMS Training Sessions. We conduct NIMS training sessions for law enforcement, fire protection, building department and public works personnel, and other "first responders". In the first half of 2006, representatives from over 340 public agencies attended AHS training courses.

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    City of Norwalk, California. We are currently assisting the City of Norwalk with an update of its emergency response plan. The project includes executive course training, and development of a field operations guide for emergency operations command and emergency disaster response.

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    City of Huntington Park, California. We conducted an analysis of the structure and effectiveness of the police department in the City of Huntington Park and offered recommendations as to how the department could better serve the community.

Business Development

        We emphasize the development of new business through personal relationships with key decision makers in our industry, and by cross-selling our services among our business segments as opportunities arise. We seek to attract prospective clients through a well-established referral network, and participation in professional and community organizations and events. We seek to serve our clients well and repeatedly, and believe that our success is demonstrated by the number of clients that we have served for many years, and the referrals they make to others for our services.

        Our business development efforts begin at our local offices with our project managers who work with appointed, rather than elected, senior officials on a day-to-day basis. These project managers have responsibility for client development within their business segment and geographic region. We believe that our local personnel have an in-depth understanding of local issues and, therefore, can effectively target their marketing activities. Our project managers are responsible for maintaining close contact with their clients, to ensure that the clients' needs are being met and that they are satisfied with the quality of our work. Through close and regular client interaction, our project managers are well-positioned to identify new opportunities.

Marketing and Advertising

        Our marketing programs are customer focused. Our managers participate in a variety of industry organizations related to the disciplines they practice and the public agencies they serve. Many of our managers serve or have served in leadership capacities for key professional organizations, such as the American Public Works Association, the International Code Council and the Institute of Transportation Engineers. Our managers also participate in public sector organizations including the League of California Cities, the National League of Cities, the International City Management Association, the National Association of County Engineers and the National Institute of Justice, Law Enforcement and Corrections. In addition, two of our top managers have received the prestigious El Gran Matador award presented by the California Contract Cities Association.

        Our Corporate Relations department, which is centralized in our Anaheim, California headquarters, is responsible for organizing attendance at public agency organization meetings, conferences and seminars and coordinating our print advertising and marketing campaigns. These tools are used to assist in the cultivation and nurturing of prospective and on-going client relationships. We advertise in more than 100 publications ranging from major national trade magazines to local publications to single edition event programs. We advertise in major public agency publications, including Police Chief Magazine, California Builder Magazine and the American Public Works Association Reporter.

Clients

        Our clients primarily consist of cities, counties, redevelopment agencies, water districts, school districts and universities, state agencies, federal agencies, a variety of other special districts and agencies, and tribal governments. Our typical client is an agency serving a community of 10,000 to 300,000 persons. In fiscal year 2005, we served over 775 distinct clients. No individual client accounted for over 3.5% of our consolidated contract revenue in fiscal year 2005. For fiscal year 2005, each of our top eight clients accounted for between 2.1% and 3.5% of our consolidated contract revenue. Our clients are predominantly based in California, although we have major clients in both Arizona and Nevada. For fiscal year 2005, services provided to public agencies in California accounted for approximately 85% of our contract revenue.

Contract Structure

        We provide our services under contracts, purchase orders or retainer letters. The contracts we enter into with our clients contain three principal types of pricing provisions:

    •
    Time-and-materials provisions provide for reimbursement of costs and overhead plus a fee for labor based on the time expended on a project multiplied by a negotiated hourly billing rate. The profitability achievable on a time and materials basis is driven by billable headcount and cost control.

    •
    Unit-based provisions require the delivery of specific units of work, such as arbitrage rebate calculations, dissemination of municipal securities continuing disclosure reports, or building plan checks, at an agreed price per unit, with the total payment under the contract determined by the actual number of units performed.

    •
    Fixed-price provisions require all work under a contract to be performed for a specified lump sum, which may be subject to adjustment if the scope of the project changes. Contracts with fixed-price provisions carry certain inherent risks, including risks of losses from underestimating costs, delays in project completion, problems with new technologies, price increases for materials, and economic and other changes that may occur over the contract period. Consequently, the profitability, if any, of fixed-price contracts may vary substantially.

        The following table presents, for the periods indicated, the approximate percentage of our contract revenue subject to each type of pricing provision:

	Fiscal Year
	2004	2005
Time-and-materials	58%	58%
Unit-based	29%	29%
Fixed-price	13%	13%

	100%	100%

        Under each of the different types of contracts, other than unit-based, we bill our clients periodically in accordance with the contract terms based on costs incurred, on either an hourly-fee basis or on a percentage of completion basis, as the project progresses. For unit-based contracts, we bill our clients upon delivery of the contracted item or, in some cases, in advance of delivery.

        Our contracts come up for renewal periodically and at the time of renewal may be subject to renegotiation, which could impact the profitability on that contract. In addition, during the term of a contract, public agencies may request additional or revised services which may impact the economics of the transaction. Most of our contracts permit our clients, with prior notice, to terminate the contracts at any time without cause. While the renewal, termination or modification of a contract may materially impact an individual project, we do not believe the renewal, termination or modification of any specific contract would have a material adverse effect on our consolidated operations due to our large volume of transactions and low customer concentration.

Competition

        The market for our services is highly fragmented. We often compete with many other firms ranging from small local firms to large national firms. Contract awards are based primarily on qualifications, relevant experience, staffing capabilities, geographic presence, stability and price.

        Doing business with governmental agencies is complex and requires the ability to comply with intricate regulations and satisfy periodic audits. We have been serving cities, counties, special districts and other public agencies for over 40 years. We believe that the ability to understand these requirements and to successfully conduct business with governmental entities and agencies is a barrier to entry for potential competitors.

        Our competition varies by type of client, type of service and geography. The range of competitors for any one project can vary depending upon technical specialties, the relative value of the project, geographic location, financial terms, risks associated with the work, and any client imposed restrictions. Unlike most of our competitors, we focus our services on public sector clients. Public sector clients generally choose among competing firms by weighing the quality, experience, innovation and timeliness of the firm's services. When selecting consultants for engineering projects, many government agencies are required to, and others choose to, employ Qualifications Based Selection, or QBS. QBS requires the selection of the most technically qualified firms for a project, while the financial and legal terms of the engagement are generally secondary. QBS applies primarily to work done by our Engineering Services segment. Contracts in the Public Finance Services and Homeland Security Services areas typically are not subject to mandatory QBS standards, and often are awarded through a competitive bid process.

        Our competition varies geographically. Although we provide services in several states, we may be stronger in certain service lines in some geographical areas than in other regions. Similarly, some of our larger competitors are stronger in some service lines in certain localities but are not as competitive in other localities. Our smaller competitors generally are limited both geographically as well as in the services they are able to provide.

        We believe that primary competitors for our Engineering Services segment include: Charles Abbott & Associates, Inc., Bureau Veritas, Harris & Associates, Psomas, RBF Consulting, TetraTech, Inc., Stantec, Inc. and Jacobs Engineering Group, Inc. For our Public Finance Services segment, chief competitors include: David Taussig & Associates, Harris & Associates, Inc., NBS Government Finance Group and Ernst & Young LLP. We believe the Homeland Security Services segment competes primarily with EG&G (a division of URS Corporation) and SRA International, Inc.

Insurance

        We currently maintain general liability insurance, with coverage in the amount of $1.0 million per occurrence, subject to a $2.0 million general aggregate limit; and professional liability insurance, with $5.0 million in coverage per claim, and a $10.0 million annual aggregate limit. Our professional liability policy is a "claims made" policy. We also carry excess coverage of an additional $9.0 million for general liability claims. We are liable to pay these claims from our assets if and when the aggregate settlement or judgment amount exceeds our policy limits.

Employees

        At September 29, 2006, we had approximately 511 full-time employees and 157 part-time employees. All PARs employees are classified as part-time. Our employees include, among others, licensed civil, traffic and structural engineers, land surveyors, certified building officials, licensed geotechnical engineers and engineering geologists, certified inspectors and plans examiners, licensed architects and landscape architects, certified planners, and information technology specialists. We believe that we attract and retain highly skilled personnel with significant industry experience and strong client relationships by offering them challenging assignments in a stable work environment. We believe that our employee relations are good.

        The following table sets forth the number of our employees in each of our business segments and our holding company:

	As of Fiscal Year End
				As of September 29, 2006
	2003	2004	2005
Engineering Services	356	404	481	543
Public Finance Services	60	65	78	77
Homeland Security Services(1)	N/A	N/A	1	4
Holding Company Employees (Willdan Group, Inc.)	35	39	39	44

Total	451	508	599	668

(1)
We currently contract with approximately 20 former and current public safety officers to conduct AHS training courses. These instructors are classified as subconsultants.

        At September 29, 2006, all four of our field survey employees were covered by a Master Labor Agreement between the International Union of Operating Engineers Local Union No. 12 and the Southern California Association of Civil Engineers and Land Surveyors, which expires in October 2007.

Intellectual Property

        The Willdan, The Willdan Group of Companies, MuniFinancial, Arroyo Geotechnical, and AHS names and logos are service marks of ours, and we have applied for federal trademark registrations for each with the United States Patent and Trademark Office. We believe we have strong name recognition in the western United States and that this provides us a competitive advantage in obtaining new business. Consequently, we believe it is important to protect our brand identity through trademark registrations. The name and logo of our proprietary software, MuniMagic®, are registered trademarks of MuniFinancial, and we are planning to file an application for a federal copyright registration for the source code for the MuniMagic® software. We license the MuniMagic® software to existing clients pursuant to licensing agreements that allow varying levels of access to data. This technology allows clients to view their own data and is a form of deliverable to our clients. The use of licensing provides us protection for this propriety technology. MuniMagic® is not a commercial product offered for sale.

Properties

        Our corporate headquarters are located in approximately 21,000 square feet of office space that we lease at 2401 East Katella Avenue, Anaheim, California. In addition, we lease office space in over 20 other locations principally in California, Nevada, Arizona and Washington. In total, our facilities contain approximately 150,000 square feet of office space and are subject to leases that expire through fiscal year 2013. We also rent additional office space on a month-to-month basis. We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any expansion of operations and for additional offices.

Legal Proceedings

        We are subject from time to time to claims and lawsuits, including those alleging professional errors or omissions, that arise in the ordinary course of business against firms, like ours, that operate in the engineering and consulting professions. We carry professional liability insurance, subject to certain deductibles and policy limits, for such claims as they arise and may from time to time establish reserves for litigation that is considered probable of a loss. Except as discussed below, we are unaware of any claims and do not currently have any lawsuits against us.

        We are currently involved in a dispute with the City of West Hollywood, California. This matter concerns a construction project in the City of West Hollywood for the improvement of Santa Monica Boulevard. The project required the reconstruction of approximately three miles of roadway. The city and the general contractor claimed that the structural design we prepared was inadequate for the volume and type of traffic on Santa Monica Boulevard. The City also claimed that we failed to control the costs of the project due to contractor claims for extra costs.

        In the fourth quarter of 2005, following a trial in the Los Angeles County Superior Court, the jury rendered a verdict against us and awarded damages to the City in the amount of $6.3 million, including attorney's fees, interest and costs. As of December 30, 2005, we believed that approximately $3.2 million of the damages was covered by our professional liability insurance policy. Therefore, in fiscal year 2005, we expensed $2.7 million of this judgment and recorded related interest expense of $0.4 million. In our consolidated balance sheet as of December 30, 2005, we reflected a total liability of $6.3 million and the related receivable of $3.2 million from the insurance company.

        Our insurance company has posted bonds and retained counsel to file an appeal with respect to this matter. During the appeal process, interest will accrue on the outstanding judgment at the rate of 10% per annum. We cannot predict the outcome of this appeal process.

        In the third quarter of 2006, we obtained a court ruling awarding us approximately $1.0 million on a claim for indemnity, recovering the settlement amount and interest thereon and attorney fees and costs in connection with an unrelated claim that arose in fiscal year 2002. Because the claim arose in 2002 and our insurance carrier previously paid the settlement amount, we will be able to replenish our insurance coverage by approximately $1.0 million for that policy year. As a result, we have approximately $1.0 million of additional insurance coverage available for the West Hollywood case discussed above since that claim also arose in 2002. Therefore, we reflected an additional receivable of approximately $1.0 million from our insurance company in the third quarter of 2006 and a corresponding reduction in the litigation accrual expense related to the West Hollywood case.

MANAGEMENT

Executive Officers, Directors and Significant Employees

        The following table sets forth information regarding our executive officers, directors and other significant employees, including their ages as of the date of this prospectus. Our board of directors currently consists of five members. Our directors hold office until their successors have been duly elected and qualified or until the earlier of their resignation or removal.

Executive Officers and Directors:	Age	Position
Win Westfall	73	President, Chief Executive Officer and Chairman of the Board of Directors
Mallory McCamant	43	Chief Financial Officer, Senior Vice President and Assistant Secretary
Richard Kopecky	66	Senior Vice President and President and Chief Executive Officer of Willdan subsidiary
Linda L. Heil	67	Director
W. Tracy Lenocker	61	Director
Keith W. Renken	72	Director
Chell Smith	52	Director
Significant Employees:
Del Conrad	60	Vice President of Financial Reporting & Compliance
Frank G. Tripepi	59	President and Chief Executive Officer of MuniFinancial subsidiary
Ross Khiabani	56	President and Chief Executive Officer of Arroyo Geotechnical subsidiary
Kenneth L. Bayless	60	President and Chief Executive Officer of American Homeland Solutions subsidiary

        Win Westfall has served as our President, Chief Executive Officer and Chairman of the Board since May 2006, and has been a member of our board of directors since 2001. Mr. Westfall was our Senior Vice President of Corporate Relations from January 2004 to May 2006, and was a regional manager in northern California from 1998 through January 2004. Mr. Westfall has over 35 years experience as a line manager for consulting engineering firms, and has served as city engineer for seven California cities. Mr. Westfall received his B.S. in Civil Engineering from the University of Southern California in 1962, and a M.B.A. from Pepperdine University in 1980. Mr. Westfall is a fellow of The Society of American Military Engineers and has been active in numerous other professional associations. During 1997, he served as the National President for The American Public Works Association, the first private consultant to hold this position. Mr. Westfall has served on and chaired national committees for the American Council of Engineering Companies, and in 2004 was made an Honorary CLOD (past president) of the County Engineers Association of California, the first private consultant to be accorded this honor, as well. He is a registered civil engineer in California, Hawaii, Idaho, Nevada and Washington.

        Mallory McCamant has served as our Chief Financial Officer since she rejoined us in January 2006. From January 2004 to December 2005, Ms. McCamant was the President and sole shareholder of Core Equities Corp., a business consulting firm in southern California which provided consulting services to Willdan and other business entities. From January 1996 to January 2004, Ms. McCamant served as our

Senior Vice President and Chief Financial Officer. During this period, Ms. McCamant also served for two years as the President and Chief Executive Officer of our subsidiary, MuniFinancial. Ms. McCamant's affiliation with us originally commenced in 1988 when she joined us as an administrative analyst. Prior to joining us she held positions at a financial institution and in commercial mortgage banking. Ms. McCamant received a B.A. in Political Science from the University of California, Irvine in 1984, and a M.B.A. in 1986, from the University of California, Irvine.

        Richard Kopecky has served as the President and Chief Executive Officer of our wholly owned subsidiary, Willdan, since 2000, and also is a Senior Vice President of Willdan Group, Inc. He was a member of our Board of Directors from 1994 until September 2006. Mr. Kopecky has been employed with us for over 27 years, serving as a Senior Vice President and regional manager for multiple Willdan operations. He also served as President and Chief Executive Officer of MuniFinancial from September 1999 until he became president of Willdan in 2001. Mr. Kopecky has over 41 years of engineering experience. He continues to manage engineering, building and safety and public works projects on a contract basis for several southern California cities. Mr. Kopecky received his B.S. in Civil Engineering from the University of Illinois in 1963. He is a registered civil engineer in California.

        Linda L. Heil has served as a member of our Board of Directors since May 2006 and currently is our largest individual stockholder. Mrs. Heil is the widow of Dan Heil who co-founded the company in 1964. Mr. Heil served as our Chief Executive Officer and Chairman from the company's inception until 1993, and then again from 1995 until his passing in May 2006. Mrs. Heil is retired from active employment but has been a licensed real estate agent since 1977 and has practiced periodically.

        W. Tracy Lenocker has served as a member of the Board of Directors periodically since the 1980's, and continuously since 1997. Mr. Lenocker is currently the President and majority owner of Civilsoft which provides civil engineering and geographic information systems, or GIS, software worldwide. He also founded Lenocker & Associates in 1995 which provides GIS services to public agencies. He has worked in both the public and private engineering sectors in California and Florida. Mr. Lenocker was a part-time instructor in civil engineering California State University, Long Beach from 1980 to 1991. He is past chairman of the American Society of Civil Engineers, or ASCE, Committee on Computer Practices and received the national ASCE award in Computing in Civil Engineering. Mr. Lenocker received a B.S. in Civil Engineering in 1975 from the University of Florida, and a M.S. in Civil Engineering from California State University, Long Beach in 1980. Mr. Lenocker is a registered civil engineer in California.

        Keith W. Renken joined our Board of Directors in September 2006. Mr. Renken retired in 1992 as Senior Partner and Chairman, Executive Committee of Southern California, for the public accounting firm Deloitte & Touche. He currently is an adjunct professor in the Marshall School of Business at the University of Southern California. He serves as a director on the boards of two publicly held companies, East West Bancorp, Inc. since 2000 and 21st Century Insurance Group since 2002. Mr. Renken is a Certified Public Accountant in the states of Arizona and California, as well as a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. He received a B.S. in Business Administration in 1957 from the University of Arizona, and a M.S. in Business Administration from the University of Arizona in 1959.

        Chell Smith joined our Board of Directors in September 2006. Ms. Smith was the Chief Executive Officer Americas for Capgemini, a global consulting and technology services company, formerly Cap Gemini Ernst & Young. Ms. Smith was responsible for Capgemini's North American operations from April 2004 until she retired in June 2005. Prior to holding this position, she served as Capgemini's Group Managing Director—Global Operations from December 2002 to April 2004 and its Managing Director—Technology Services from May 2000 to December 2002. Previously, she was Partner and Global Practice Leader—Critical Technologies for Ernst & Young, LLP from October 1997 to May 2000. Ms. Smith held other management and partnership positions within Ernst & Young from

January 1989 through October 1997. She currently serves as a director on the board of ITSolutions, LLC.

        Del Conrad has been our Vice President of Financial Reporting and Compliance since April 2006. He oversees our timely compliance with all applicable reporting requirements and regulations. From 2002 until joining us, he developed a consulting practice that specialized in addressing public companies' financial reporting problems and Sarbanes-Oxley compliance. From 1995 to 2002, Mr. Conrad was the Chief Financial Officer, Treasurer and Secretary at Troy Group, a technology company, where he managed its public offering. Prior to his work at Troy Group, Mr. Conrad spent 10 years as an audit partner with McGladrey & Pullen, LLP. He received a B.A. in Business Administration in 1972 from the University of Iowa.

        Frank G. Tripepi has been the President and Chief Executive Officer of our subsidiary, MuniFinancial, since June 2002. Prior to joining MuniFinancial, Mr. Tripepi served as the city manager of Rosemead, California for approximately 28 years. In April 2004, Mr. Tripepi received an appointment to the Board of Governors of the Rose Institute of State and Local Government. The Rose Institute conducts and publishes research on California government and politics. Mr. Tripepi received his B.A. in Political Science in 1969 from California State University, Fullerton.

        Ross Khiabani has been the President and Chief Executive Officer of our subsidiary, Arroyo Geotechnical, since September 2003. Prior to joining Arroyo Geotechnical, he was the President of Leighton Consulting, a division of Leighton Group, Inc., where he spent 23 years. Mr. Khiabani has over 30 years experience in geotechnical engineering, including assignments in commercial, residential, industrial and institutional development, ports and harbors, public works, transportation (including major bridges, local roads, freeways and toll roads) and water and wastewater facilities. Mr. Khiabani received a B.S. in Geology from Pahlavi University in Iran and a M.S. in Geotechnical Engineering from California State University, Long Beach. He is a registered civil engineer in California, Arizona and Nevada, and a registered geotechnical engineer in California.

        Kenneth L. Bayless is the President and Chief Executive Officer of our subsidiary, American Homeland Solutions, or AHS. He joined AHS in 2005, after his retirement as a Division Chief with the Los Angeles County Sheriff's Department, or LASD. During his 33 years of service with the LASD, he worked closely with the 40 cities under contract for law enforcement services, specializing in the design and implementation of risk management training. As a member of the LASD, Mr. Bayless was significantly involved in the planning and security for the 1984 Olympic Games held in Los Angeles, California. During the Games, he commanded the Olympic Security Coordination Center, a multi-jurisdictional command center which directed security and emergency operations for the dozens of local, state and federal law enforcement agencies involved in security for the Games. He also has extensive emergency operations experience, including field command assignments and emergency operations center command during response to riots, earthquakes and fires. Mr. Bayless holds a B.A. in Psychology from the University of California, Los Angeles and a M.A. in Public Administration from the University of Southern California.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a separate charter adopted by our board of directors. The composition and functioning of all of our committees complies with all applicable SEC rules and regulations and the Nasdaq Global Market listing standards.

        Audit Committee.    Our audit committee is comprised of Mr. Lenocker, Mr. Renken and Ms. Smith. Mr. Renken serves as the committee's chairman and also qualifies as the "audit committee financial expert" as defined by the SEC. The audit committee's responsibilities include:

    •
    appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

    •
    pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

    •
    reviewing, at least annually, a report by the independent registered public accounting firm regarding the independent registered public accounting firm's internal quality control procedures and various issues relating thereto;

    •
    reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

    •
    coordinating the oversight and reviewing the adequacy of our internal control over financial reporting with both management and the independent registered public accounting firm;

    •
    establishing policies and procedures for the receipt and retention of accounting related complaints and concerns, including a confidential, anonymous mechanism for the submission of concerns by employees;

    •
    periodically reviewing legal compliance matters, including securities trading policies, periodically reviewing significant accounting and other risks or exposures to our company, reviewing and, if appropriate, approving all transactions between our company or its subsidiaries and any related party (as described in Item 404 of Regulation S-K) and periodically reviewing business expenses of our Chief Executive Officer;

    •
    establishing policies for the hiring of employees and former employees of the independent registered public accounting firm; and

    •
    preparing the audit committee report required by SEC rules to be included in our annual proxy statement.

        Compensation Committee.    Our compensation committee is comprised of Mr. Lenocker, who is the chairman of the committee, Mr. Renken and Ms. Smith. Mr. Renken and Ms. Smith are "non-employee directors" within the meaning of Rule 16b-3(d)(3) promulgated under the Securities Exchange Act of 1934. Mr. Lenocker, however, will not be a "non-employee director" until our fiscal year 2008. Until the compensation committee is composed solely of non-employee directors, our board of directors will approve any grants and awards under our 2006 Stock Incentive Plan to its officers and directors as is required by Rule 16b-3(d)(1). Mr. Renken and Ms. Smith are also "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code, as amended. Mr. Lenocker will not be an "outside director" until fiscal year 2007. We will rely on the exception from compliance with Section 162(m) for new public companies until we have a compensation committee comprised entirely of outside directors. The compensation committee's responsibilities include:

    •
    annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

    •
    evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

    •
    reviewing and approving the compensation of our other executive officers;

    •
    overseeing and administering our compensation, welfare, benefit and pension plans and similar plans;

    •
    reviewing and making recommendations to the board of directors with respect to director compensation; and

    •
    preparing for inclusion in our proxy statement the report of the compensation committee required by the SEC.

        Nominating and Corporate Governance Committee.    Our Nominating and Corporate Governance Committee is comprised of Mr. Lenocker, who is the chairman of the committee, and Mr. Renken and Ms. Smith. The Nominating and Corporate Governance Committee's responsibilities include:

    •
    developing and recommending to the board of directors criteria for board of directors and committee membership;

    •
    identifying individuals qualified to become board of directors members;

    •
    recommending to the board of directors the persons to be nominated for election as directors and to each of the board of directors' committees;

    •
    developing and recommending to the board of directors a code of ethical conduct and a set of corporate governance policies and practices; and

    •
    monitoring and evaluating the performance of the board of directors and leading the board in an annual self-assessment of its practices and effectiveness.

Director Compensation

        We pay cash compensation to our current directors who are not employees of the company. In anticipation of this offering, we are compensating our non-employee directors as follows:

    •
    annual retainer: $30,000

    •
    personal attendance at board, stockholder or committee meetings: $2,500 per day

    •
    telephonic attendance at board, stockholder or committee meetings: $1,500 per day

    •
    annual retainer for audit committee chair: $5,000

    •
    annual retainer for compensation committee chair: $2,500

    •
    equity compensation: annual option grants to purchase 2,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant. The options shall vest in two equal annual installments beginning on the first anniversary of the grant date. The option grants shall be subject to the terms of our 2006 Stock Incentive Plan and the related option agreement.

        We have compensatory arrangements with certain current directors other than for director services, as described in the sections of this prospectus captioned "Executive Compensation" and "Certain Relationships and Related Party Transactions".

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Limitation of Liability and Indemnification

        As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the completion of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

    •
    any breach of the director's duty of loyalty to us or our stockholders;

    •
    any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

    •
    any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

    •
    any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

        In addition, our by-laws provide that:

    •
    we will indemnify our directors, officers and, at the discretion of our board of directors, certain employees and agents to the fullest extent permitted by the Delaware General Corporation Law; and

    •
    we will advance expenses, including attorneys' fees, to our directors and to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

        In connection with this offering, we have entered into indemnification agreements with each of our executive officers and directors. These agreements provide that we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

        We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        The above provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. The provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

Code of Ethical Conduct

        Our board of directors has adopted a code of ethical conduct applicable to our non-employee directors, principal executive officer, principal financial officer and employees in accordance with applicable rules and regulations of the SEC and the Nasdaq Global Market. Upon completion of this offering, our code of ethical conduct will be available on our website.

Executive Compensation

        Compensation Earned.    The following table summarizes the compensation earned during fiscal year 2005 by our former and current chief executive officer and our other executive officer on December 30, 2005. We refer to these individuals as our "named executive officers."

Summary Compensation Table

Name and Principal Position	Salary	Bonus	All Other Compensation(3)
Dan W. Heil(1)	$230,006	$200,000	$—
President, Chief Executive Officer and Chairman of the Board
Win Westfall(1)	$117,550	$50,000	$7,989
President, Chief Executive Officer and Chairman of the Board
Mallory McCamant(2)	—	—	—
Senior Vice President, Chief Financial Officer
Richard Kopecky	$203,861	$175,000	$5,964
Senior Vice President and President and Chief Executive Officer of Willdan subsidiary

(1)
Dan W. Heil passed away on May 15, 2006. On May 3, 2006, our board of directors elected Win Westfall to be our president and chief executive officer. Effective July 18, 2006, Mr. Westfall's compensation includes an annual base salary of $215,000 per year and a company-owned automobile. Prior to this, Mr. Westfall served as a senior vice president of corporate relations, and worked a reduced schedule. His compensation for fiscal year 2005 reflects that modified schedule. See "Certain Relationships and Related Party Transactions" for information on medical benefits extended to Mr. Westfall and his spouse, Patricia Westfall.

(2)
Ms. McCamant was not hired as an employee until January 1, 2006. Refer to the discussion below regarding her employment agreement under "—Employment and Severance Agreements." Prior to Ms. McCamant's return to the company, Mr. Heil served as our Chief Financial Officer.

(3)
All other compensation includes automobile allowances and the value of personal use of a company-owned automobile.

        We only recently adopted and approved our first stock incentive plan pursuant to which we may grant options to our employees. See "—2006 Stock Incentive Plan." Prior to the adoption of this plan, we did not have any incentive stock option plans nor any outstanding options to purchase shares of our common stock. Concurrent with the completion of this offering, we intend to grant an option to purchase 10,000 shares of our common stock to each of Win Westfall and Mallory McCamant at an exercise price equal to the initial public offering price of our common stock. Each option shall be fully vested upon the date of grant and shall expire two years from the date of grant.

Employment and Severance Arrangements

        We entered into a restated employment agreement, effective August 1, 2006, with Mallory McCamant, in her capacity as our Chief Financial Officer. Ms. McCamant's employment agreement provides for an annual base salary of $185,000, a bonus, an automobile allowance of $910 per month plus a gas allowance and additional benefits. Either party may terminate this agreement at any time. Pursuant to the agreement, should we terminate Ms. McCamant's employment without cause prior to December 31, 2006, we agree to pay Ms. McCamant her salary and benefits through June 30, 2007. Should we terminate Ms. McCamant's employment without cause at any time after December 31, 2006, we agree to pay her a severance benefit equal to six months salary plus the cash equivalent of six months of regular employee benefits. If she is terminated without cause during the first three months of 2007, she also will be provided with the 2006 bonus she otherwise would have been paid had she been employed through that period.

2006 Stock Incentive Plan

        In connection with this offering, our board of directors adopted our 2006 Stock Incentive Plan, which we refer to as the 2006 Plan. We plan to submit the 2006 Plan to our stockholders for approval following the completion of this offering. If our stockholders do not approve the 2006 Plan within twelve months of the date the 2006 Plan was approved by our board of directors, then any Award (as defined below) previously made will be automatically cancelled without any further act.

        The 2006 Plan will terminate ten years after it was approved by our board of directors. The 2006 Plan provides for the grant of incentive stock options, or ISOs, as defined in section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and nonstatutory stock options, which we refer to collectively as Awards, to our directors, executives, officers, employees, consultants and advisors.

  Shares Reserved

        Up to 300,000 shares of our common stock are reserved for issuance upon the grant or exercise of Awards under the 2006 Plan. The shares subject to the 2006 Plan, the limitations on the number of shares that may be awarded under the 2006 Plan and shares and option prices subject to awards outstanding under the 2006 Plan may be adjusted by the compensation committee of the board of directors to reflect any stock dividend or split, recapitalization, merger, consolidation, combinations or exchanges of shares or similar corporate change. As of October 31, 2006, we have not yet granted any Awards under the 2006 Plan. However, concurrent with the completion of this offering, we intend to grant an option to purchase 10,000 shares of our common stock to each of Win Westfall and Mallory McCamant at an exercise price equal to the initial public offering price of our common stock. Each option shall be fully vested upon the date of grant and shall expire two years from the date of grant.

        Shares withheld for taxes, shares used to pay the exercise price of an option in a net exercise and shares tendered to us to pay the exercise price of an Award may be available for future grants of Awards under the 2006 Plan. In addition, shares subject to Awards that have expired, been forfeited or otherwise terminated without having been exercised may be subject to new Awards. Shares issued under the 2006 Plan may be previously authorized but unissued shares, treasury shares or reacquired shares bought on the open market.

  Administration

        Generally, the compensation committee of our board of directors administers the 2006 Plan. The committee has the authority to

    •
    select the individuals who will receive Awards;

    •
    determine the type or types of Awards to be granted;

    •
    determine the number of Awards to be granted and the number of shares to which an Award will relate;

    •
    determine the terms and conditions of any Award, including the exercise price, the exercisability of an Award, and any restrictions or limitations;

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    determine the terms of settlement of any Award;

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    prescribe the form of Award agreement;

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    decide all other matters that must be determined in connection with an Award;

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    establish, adopt or revise rules for administration of the 2006 Plan;

    •
    interpret the terms of the 2006 Plan and any matters arising under the 2006 Plan or any Award agreement; and

    •
    make all other decisions and determinations as may be necessary to administer the 2006 Plan.

        The compensation committee, with the approval of the board of directors, may also terminate or amend the 2006 Plan. Termination of, or amendments to, the 2006 Plan are subject to stockholder approval to the extent required by law, or the rules or regulations of the Nasdaq Global Market (or any national securities exchange on which our shares are listed). Additionally, stockholder approval will be specifically required to increase the number of shares available for issuance under the 2006 Plan, to permit the granting of options for our common stock with an exercise price that is below fair market value on the date of grant, or to extend the term of an option beyond ten years.

  Eligibility

        Awards under the 2006 Plan may be granted to individuals who are directors, officers, executives, employees, and our consultants and advisors. However, options that are intended to qualify as ISOs may only be granted to employees.

  Awards

        The following will briefly describe the principal features of the various Awards that may be granted under the 2006 Plan.

        Options.    Options provide for the right to purchase our common stock at a specified price, and usually will become exercisable at the discretion of the compensation committee in one or more installments after the grant date. The option exercise price may be paid in cash, by check, promissory note, shares of our common stock, which have been held by the option holder for longer than six months, or other property with equal value acceptable to the compensation committee, or through other methods as the compensation committee may approve from time to time. Options may take two forms, nonstatutory stock options, or NSOs, and incentive stock options, or ISOs.

        NSOs may be granted for any term specified by the compensation committee, but shall not exceed ten years. Unless an Award agreement provides otherwise, NSOs will lapse immediately upon termination of the participant's employment with us for cause. NSOs may not be granted at an exercise price that is less than the fair market value of our common stock on the date of grant.

        ISOs will be designed to comply with the relevant provisions of the Code, including regulations promulgated thereunder, and will be subject to certain restrictions contained in the Code in order to qualify as ISOs. Among such restrictions ISOs must:

    •
    have an exercise price not less than the fair market value of our common stock on the date of grant or, if granted, to certain individuals who own or are deemed to own at least 10%

      of the total combined voting power of all of our classes of stock, or 10% stockholders, then such exercise price may not be less than 110% of the fair market value of our common stock on the date of grant;

    •
    be granted only to our employees and employees of our subsidiary corporations;

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    expire with a specified time following the option holder's termination of employment;

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    be exercised within ten years after the date of grant, or with respect to 10% stockholders, no more than five years after the date of grant; and

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    not be first exercisable for more than $100,000, determined based on the exercise price.

        No ISO may be granted under the 2006 Plan after 10 years from the date our board of directors approved the 2006 Plan. No participant may be granted an option to purchase more than 100,000 shares in any fiscal year.

  Change of Control

        Upon a change of control as defined in the 2006 Plan, all Awards will become fully exercisable and all restrictions will lapse if the Awards are converted, assumed, or replaced by a successor and the participant's employment with us is terminated without cause within 90 days following the date of the change of control. If a change of control occurs and Awards are not converted, assumed, or replaced by a successor, all outstanding Awards shall become fully exercisable and all restrictions will lapse. In addition, the compensation committee may cause the Awards to terminate but will give the holder of the Awards the right to exercise their outstanding Awards for a period of time prior to the change of control, the length of which shall be determined by the compensation committee in its sole and absolute discretion.

  Adjustments upon Certain Events

        The number and kind of securities subject to an Award and the exercise price or base price may be adjusted at the discretion of the compensation committee to reflect any stock dividend or split, recapitalization, merger, consolidation, combination or exchanges of shares or similar corporate change.

  Awards Not Transferable

        The Awards may not be pledged, encumbered or hypothecated other than to the Company or one of our subsidiaries. Generally, the Awards may not be assigned or transferred other than by will or by laws of descent and distribution. A participant may, in a manner determined by the compensation committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any Award upon the participant's death.

  Miscellaneous

        As a condition to the issuance or delivery of stock or payment of other compensation pursuant to the exercise or lapse of restrictions on any Award, we require participants to discharge all applicable withholding tax obligations. Shares held by or to be issued to a participant may also be used to discharge tax withholding obligations, subject to the discretion of the compensation committee to disapprove of such use.

        The 2006 Plan will expire and no further Awards may be granted after the tenth anniversary of its approval by our board of directors.

2006 Employee Stock Purchase Plan

        We have adopted our 2006 Employee Stock Purchase Plan, which is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

        We have reserved 300,000 shares of our common stock for issuance under the plan, with no more than 100,000 shares being issuable in any one calendar year. The plan has semi-annual periods beginning on each January 1 and ending on each June 30 and beginning on each July 1 and ending on each December 31. The first offering period will commence on January 1, 2007 and will end on June 30, 2007.

        Individuals who customarily work more than 20 hours per week and for more than five months per calendar year may join on the first day of any offering period. However, no employee is eligible to participate in the plan if that employee would, immediately upon enrollment, be deemed to own, for purposes of Section 423(b)(3) of the Code, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of our stock or the participating subsidiary. Eligible employees must file a properly executed enrollment form with us at least two weeks prior to the first day of an offering period. When an employee first files a properly completed enrollment form the employee must select a contribution level of not less than 1% nor more than 10% of such employee's salary and wages, including overtime but excluding bonuses. Our board of directors may specify a lower minimum rate or higher maximum rate, but only in compliance with Section 423 of the Code. After enrolling in the plan, each participant will be automatically re-enrolled in the plan for the next offering period at the same contribution level unless the participant withdraws from the plan, changes his or her contribution level or is no longer eligible to participate.

        Participants make contributions under the plan only by means of payroll deductions each payroll period. The accumulated contributions will be applied to the purchase of shares. Shares will be purchased under the plan on, or as soon as practicable after, the last day of the offering period. The purchase price per share will equal 95% of the fair market value of a share on the last day of such offering period. If the number of shares to be purchased for an offering period exceeds the number of shares then available under the plan, the board of directors will make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

        In the event of any extraordinary dividend or other distribution, recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange or other similar corporate transaction or event affecting the stock, the number and kind of shares subject to the plan will be proportionately adjusted, as determined by our board of directors.

401(k) Plan

        We maintain a 401(k) plan for employees meeting certain service requirements. Generally, the plans allow eligible employees to contribute a portion of their compensation, with the company matching a percentage thereof.

Cash Bonus Plans

        Certain of our employees are eligible to earn bonus compensation pursuant to the terms of our incentive compensation plans, based upon attainment of corporate, subsidiary, region, division and individual performance goals. Target bonuses range from 10% to 25% of base salary for corporate executive officers, subsidiary company presidents, and regional managers, and 5% to 15% for division managers and employees of an equivalent level. Bonuses are paid only if the threshold corporate target is met. Participants must have been actively employed for the last six months of the calendar year for which a bonus is paid in order to be eligible for a bonus, and must be employed with the company at the time bonuses are paid. Other employees may also receive cash bonuses, at the discretion of the board of directors, as recommended by the company presidents. In addition, all employees are eligible for our "hot hand" bonus program, which pays on-the-spot awards of up to $2,500 for outstanding performance.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since 2001 we have had an agreement to receive sub-consultant services from Lenocker & Associates. Tracy Lenocker, the former president, principal and majority owner of Lenocker & Associates, has been a director of our company periodically since the 1980's and continuously since 1997. During fiscal years 2003, 2004 and 2005, we paid to Lenocker & Associates $77,385, $43,195 and $67,817, respectively. We paid $23,430 to Lenocker & Associates from the beginning of fiscal year 2006 to July 1, 2006, the date at which Mr. Lenocker was no longer affiliated with Lenocker & Associates.

        Since 1987, we have had a legislative representation agreement with Joe A. Gonsalves & Son. Anthony Gonsalves, the principal and sole owner of Joe A. Gonsalves & Son, Inc. was a director of our company from March 2005 until September 2006. During fiscal years 2003, 2004 and 2005, we paid to Joe A. Gonsalves & Son $20,045, $35,480 and $41,978, respectively. We paid $32,159 to Joe A. Gonsalves & Son in the first nine months of fiscal year 2006.

        Prior to or upon the completion of this offering, we will enter into a Tax Agreement Relating to S Corporation Distributions with each of our stockholders, including Mrs. Heil, Ms. McCamant (former stockholder), and Messrs. Westfall, Kopecky, Lenocker and Gonsalves. Pursuant to these agreements, we have agreed to indemnify, defend and hold harmless each stockholder on an after-tax basis against additional income taxes, plus interest and penalties resulting from adjustments made, as a result of a final determination made by a competent tax authority, to the taxable income we reported as an S Corporation. Such indemnification will also include any losses, costs or expenses, including reasonable attorneys' fees, arising out of a claim for such tax liability.

        Mrs. Heil has provided personal guarantees to our lender in connection with our term loan and $8.0 million revolving line of credit. As of September 29, 2006, the outstanding balance of the term loan was $0.3 million and there was no outstanding balance on the revolving line of credit. We intend to obtain releases of the foregoing personal guarantees upon the completion of this offering. As a result of obtaining these releases, we expect that our minimum tangible net worth covenant under our credit facility will increase from $9 million to $16 million.

        On May 19, 2006, our board of directors approved the extension of lifetime medical benefits to Mrs. Heil and Mr. Westfall and his spouse, Patricia Westfall. Mrs. Heil's eligible dependents are included through the maximum age allowable under our benefits plan.

        In connection with this offering, we entered into an Indemnification Agreement with Mrs. Heil, as trustee of The 1994 Dan W. Heil and Linda Lee Heil Revocable Trust, the selling stockholder in this offering. Pursuant to this agreement, we agreed to indemnify the selling stockholder against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the selling stockholder may be required to make for certain liabilities.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth the beneficial ownership information of our common stock at October 31, 2006, and as adjusted to reflect the sale of the shares of common stock in the offering, for:

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    each person known to us to be the beneficial owner of more than 5% of our common stock;

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    each executive officer;

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    each of our directors;

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    all of our executive officers and directors as a group; and

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    the selling stockholder.

        To our knowledge, the selling stockholder purchased the shares of our stock in the ordinary course of business and, at the time of acquiring the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

        Unless otherwise noted below, the address of the persons listed on the table is c/o Willdan Group, Inc., 2401 East Katella Avenue, Suite 300, Anaheim, California 92806. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. We believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 4,712,640 shares of common stock outstanding on October 31, 2006, and 6,712,640 shares of common stock outstanding upon completion of this offering.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Executive Officers and Directors	Number	Percent	Shares Offered	Number	Percent
Win Westfall	800	*	—	800	*
Mallory McCamant	—	—	—	—	—
Linda L. Heil(1)	1,820,120	38.6%	900,000	920,120	13.7%
Richard Kopecky(2)	336,020	7.1%	—	336,020	5.0%
W. Tracy Lenocker(3)	200,000	4.2%	—	200,000	3.0%
Keith W. Renken	—	—	—	—	—
Chell Smith	—	—	—	—	—
Executive officers and directors as a group (7 persons)	2,356,940	50.0%	900,000	1,456,940	21.7%

5% Stockholder
John F. Knipe(4)	320,800	6.8%	—	320,800	4.8%

*
Represents beneficial ownership less than 1%.

(1)
Represents shares of common stock held in The 1994 Dan W. Heil and Linda Lee Heil Revocable Trust ("Trust"). Mrs. Heil is the sole trustee and beneficiary of the Trust, and has voting and investment control over our shares of common stock held therein.

(2)
Represents shares of common stock held in The Richard & Patricia Kopecky 1994 Family Trust.

(3)
Represents shares of common stock held in The 1996 Tracy and Joanne Lenocker Family Trust.

(4)
Represents shares of common stock held in The John & Alice Knipe 1999 Family Trust.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

Common Stock

        As of October 31, 2006, there were 4,712,640 shares of our common stock outstanding and held of record by 75 stockholders.

        Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described below in "—Provisions of our Certificate of Incorporation and By-Laws and Delaware Anti-Takeover Law," a majority vote of common stockholders is generally required to take action under our certificate of incorporation and by-laws.

Preferred Stock

        Our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. Currently, we have not designated any series of preferred stock or otherwise issued any shares of preferred stock. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock.

Provisions of our Certificate of Incorporation and By-Laws and Delaware Anti-Takeover Law

        Our certificate of incorporation and by-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

        No Written Consent of Stockholders.    Our by-laws provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

        Meetings of Stockholders.    Our by-laws provide that our president, a majority of the members of our board of directors then in office, or stockholders owning at least 25% of the outstanding shares may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

        Amendment to By-Laws and Certificate of Incorporation.    Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our certificate of incorporation, thereafter be approved by not less than 75% of the outstanding shares entitled to vote on the amendment. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws, certificate of incorporation or Delaware General Corporation Law; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment.

        Blank Check Preferred Stock.    Our certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law

        Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

    •
    before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    •
    upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

    •
    at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Nasdaq Global Market Listing

        Our common stock has been approved for listing on the Nasdaq Global Market under the trading symbol "WLDN."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although our common stock has been approved for listing on the Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock.

        Upon completion of this offering, we will have outstanding an aggregate of 6,712,640 shares of common stock, assuming the issuance of 2,000,000 shares of common stock offered hereby by us. Of our total outstanding shares, the 2,900,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below.

        The remaining 3,812,640 shares of common stock held by existing stockholders will be subject to "lock-up" agreements with the underwriters on the effective date of this offering. See "Underwriting." Upon expiration of the lock-up agreements 180 days after the effective date of this offering (subject to extension of the period), all 3,812,640 shares will become eligible for sale, subject in most cases to the limitations of Rule 144.

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate, would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

    •
    1% of the number of shares of our common stock then outstanding, which will equal approximately 67,126 shares immediately after this offering; or

    •
    the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are generally subject to the availability of current public information about us.

        Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

        We intend to file registration statements on Form S-8 under the Securities Act of 1933 to register all shares of common stock subject to stock options and common stock issued or issuable under our 2006 Stock Incentive Plan and 2006 Employee Stock Purchase Plan. We expect to file the registration statements shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act of 1933, subject to the lock-up agreements.

UNDERWRITING

        Wedbush Morgan Securities Inc. is the underwriter of this offering. Subject to the terms and conditions described in an underwriting agreement among us, the selling stockholder and the underwriters, we and the selling stockholder agreed to sell to the underwriter, and the underwriter agreed to purchase from us and the selling stockholder, 2,900,000 shares.

        The underwriter agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the over-allotment option described below.

        We have granted to the underwriter an option to purchase up to 435,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriter may exercise this option for 30 days from the date of this prospectus solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. If the underwriter exercises this option, the underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase all of the additional shares requested by the underwriter to be purchased.

        We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make for certain liabilities.

        Wedbush Morgan Securities Inc. has advised us that it proposes to offer the shares of common stock directly to the public initially at the public offering price set forth on the cover page of this prospectus, and to dealers at the public offering price less a selling concession not in excess of $0.42 per share. The underwriter also may allow, and the dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the initial public offering, the underwriter may change the offering price and other selling terms.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholder. The information assumes either no exercise or full exercise by the underwriter of its over-allotment option.

	Per Share	Without Over-allotment Exercise	With Over- allotment Exercise
Public offering price	$10.00	$29,000,000	$33,350,000
Underwriting discount payable by us	0.70	2,030,000	2,334,500
Proceeds, before expenses, to us	9.30	18,600,000	22,645,500
Proceeds, before expenses, to the selling stockholder	9.30	8,370,000	8,370,000

        The expenses of the offering, not including the underwriting discount, are estimated at $1,750,000 and are payable by us. These expenses include a portion of the fees and expenses of the underwriter's counsel.

        Upon purchase by the underwriters of the 2,900,000 shares of common stock offered hereby, we will sell to Wedbush Morgan Securities Inc. for its own account, five-year stock purchase warrants covering an aggregate of 290,000 shares of common stock exercisable at a price equal to 120% of the initial public offering price set forth on the cover of this prospectus. Wedbush Morgan Securities Inc. will pay a price of $0.001 per share issuable upon exercise of the warrant, or $290.00. Wedbush Morgan Securities Inc.'s warrants may be exercised as to all or any lesser number of shares of common stock commencing 12 months after the effective date of this offering. Wedbush Morgan Securities Inc.'s warrants will contain provisions that require us, under certain circumstances, to register one time for sale or to qualify for an exemption from time to time under applicable securities laws the shares of common stock issuable upon exercise of Wedbush Morgan Securities Inc.'s warrants. Wedbush Morgan Securities Inc.'s warrants also have additional registration rights permitting the warrant holders, with certain restrictions, to elect to participate in registered public offerings of securities by us. For a period of 180 days after the effective date of this offering, the warrants issued to Wedbush Morgan Securities Inc. may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrant or the shares issued upon exercise of the warrant by any person, except that this restriction will not prohibit (i) the transfer of the warrant or the shares issued upon exercise of the warrant by operation of law or by reason of our reorganization, (ii) the transfer of the warrant or the shares issued upon exercise of the warrant to officers or partners of Wedbush Morgan Securities Inc. and members of any selling group in connection with this offering and/or their officers or partners, provided that portions of the warrant or the shares issued upon exercise of the warrant so transferred remain subject to this restriction for the remainder of the 180-day time period, or (iii) any other sale, transfer, assignment, pledge, hypothecation or other transaction permitted or not prohibited by NASD rules. Wedbush Morgan Securities Inc.'s warrants' exercise price and the number of shares of common stock are subject to adjustment to protect the warrant holders against dilution in certain events.

        We and each of our executive officers, directors and stockholders have agreed that, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, which we refer to as the restricted period, neither we nor our executive officers, directors and stockholders will, without the prior consent Wedbush Morgan Securities Inc., directly or indirectly (1) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934 and the rules and regulations of the SEC promulgated thereunder, with respect to our common stock or securities convertible into or exchangeable or exercisable for our common stock, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or securities convertible into or exchangeable or exercisable for our common stock, whether any such transaction is to be settled by delivery of common stock or any such securities, in cash or otherwise, or (3) publicly announce an intention to effect any transaction specified in clause (1) or (2) above. We and each of our executive officers, directors and stockholders have also agreed that, subject to certain exceptions, during the restricted period neither we nor our executive officers, directors and stockholders will, without the prior consent Wedbush Morgan Securities Inc., make any demand for or exercise any right with respect to, the registration of any securities. The 180-day restricted period will be extended if (a) during the 17 calendar days before the last day of the restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (b) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period after the end of the restricted period.

        Wedbush Morgan Securities Inc. may release any of the securities subject to these lock-up agreements at any time without notice. Wedbush Morgan Securities Inc. has advised us that it will determine to waive or shorten the lock-ups on a case-by-case basis after considering such factors as the current equity market conditions, the performance of the price of our common stock since the offering, the likely impact of any waiver on the price of our common stock and the requesting party's reason for making the request. Wedbush Morgan Securities Inc. has advised us that it has no present intent or arrangement to release any of the securities subject to these lock-up agreements.

        Before this offering, there has been no public market for our common stock. The public offering price has been determined through negotiations among us and the underwriter. In addition to prevailing market conditions, the factors considered in determining the public offering price were:

    •
    the valuation multiples of publicly traded companies that the underwriter believes to be comparable to us;

    •
    our financial information;

    •
    the history of, and the prospects for, our company and the industry in which we compete;

    •
    an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

    •
    the present state of our development; and

    •
    the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the public offering price.

        In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriter's option to purchase additional shares from us in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to it. "Naked" short sales are any sales in excess of such option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriter in the open market prior to the completion of the offering.

        The underwriter also may impose a penalty bid, whereby the underwriter may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for its account if the underwriter repurchase the shares in stabilizing or covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

        Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor the underwriter makes any representation that Wedbush Morgan Securities Inc. will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

        The underwriter will not execute sales in discretionary accounts without the prior written specific approval of the customers.

        The underwriter has reserved for sale at the initial public offering price up to 290,000 shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriter to the general public on the same terms as the other shares.

        The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. The underwriter and its affiliates have received customary fees and commissions for these transactions.

LEGAL MATTERS

        Snell & Wilmer L.L.P., Costa Mesa, California, will pass upon the validity of the shares of common stock offered hereby. O'Melveny & Myers LLP, Los Angeles, California, will pass upon legal matters relating to this offering for the underwriters.

EXPERTS

        The consolidated financial statements of Willdan Group, Inc. and subsidiaries as of December 30, 2005 and December 31, 2004 and for each of the fiscal years in the three-year period ended December 30, 2005 are included herein and in the registration statement in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We filed a registration statement on Form S-1 with the SEC with respect to the registration of the common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. You may also request copies of these filings, at no cost, by telephone at (800) 424-9144 or by mail to: Willdan Group, Inc., 2401 East Katella Avenue, Suite 300, Anaheim, California 92806, Attention: Chief Financial Officer.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act of 1934, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the SEC referred to above. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent registered accounting firm.

WILLDAN GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004, December 30, 2005 and September 29, 2006 (unaudited)	F-3
Consolidated Statements of Operations for the fiscal years 2003, 2004 and 2005 and for the fiscal nine months ended September 30, 2005 (unaudited) and September 29, 2006 (unaudited)	F-4
Consolidated Statements of Redeemable Common Stock for the fiscal years 2003, 2004 and 2005 and for the fiscal nine months ended September 29, 2006 (unaudited)	F-5
Consolidated Statements of Cash Flows for the fiscal years 2003, 2004 and 2005 and for the fiscal nine months ended September 30, 2005 (unaudited) and September 29, 2006 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Willdan Group, Inc.:

We have audited the accompanying consolidated balance sheets of Willdan Group, Inc. and subsidiaries (Successor to The Willdan Group of Companies and subsidiaries) as of December 30, 2005 and December 31, 2004 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended December 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willdan Group, Inc. and subsidiaries as of December 30, 2005 and December 31, 2004 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 30, 2005 in conformity with U.S. generally accepted accounting principles.

        As discussed in note 2, the consolidated financial statements as of and for the fiscal year ended December 30, 2005 have been restated.

/s/ KPMG LLP
Los Angeles, California August 3, 2006, except as to note 2, which is as of November 1, 2006

WILLDAN GROUP, INC. AND SUBSIDIARIES
(Successor to The Willdan Group of Companies and Subsidiaries)

Consolidated Balance Sheets

	December 31, 2004	December 30, 2005	September 29, 2006
		(as restated)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$266,000	$3,066,000	$1,843,000
Accounts receivable, net of allowance for doubtful accounts of $430,000, $492,000 and $653,000 (unaudited) at December 31, 2004, December 30, 2005 and September 29, 2006, respectively	9,493,000	11,680,000	13,575,000
Costs and estimated earnings in excess of billings on uncompleted contracts	7,184,000	7,229,000	8,029,000
Prepaid expenses	865,000	1,323,000	1,950,000
Other receivables	231,000	3,415,000	4,445,000

Total current assets	18,039,000	26,713,000	29,842,000
Equipment and leasehold improvements, net	2,027,000	2,802,000	4,371,000
Goodwill	2,763,000	2,763,000	2,911,000
Other assets	394,000	519,000	669,000

Total assets	$23,223,000	$32,797,000	$37,793,000

Liabilities and Redeemable Common Stock
Current liabilities:
Excess of outstanding checks over bank balance	$196,000	$372,000	$294,000
Borrowings under line of credit	1,663,000	—	—
Accounts payable	1,134,000	1,044,000	1,950,000
Accrued liabilities	5,724,000	13,080,000	12,563,000
Billings in excess of costs and estimated earnings on uncompleted contracts	960,000	1,356,000	1,500,000
Current portion of notes payable	946,000	1,230,000	367,000
Current portion of notes payable to related parties	10,000	5,000	73,000
Current portion of capital lease obligations	115,000	147,000	162,000
Deferred state income taxes	96,000	58,000	106,000

Total current liabilities	10,844,000	17,292,000	17,015,000

Notes payable, excluding amount due to related parties, less current portion	367,000	253,000	—
Notes payable to related parties	250,000	—	65,000
Capital lease obligations, less current portion	192,000	223,000	361,000
Deferred lease obligations	93,000	369,000	510,000
Redeemable common stock ($14,250,000, $17,043,000 aggregate redemption value at December 31, 2004 and December 30, 2005, respectively and $21,978,000 (unaudited) estimated aggregate redemption value at September 29, 2006):
Common stock, $0.01 par value and 40,000,000 shares authorized as of September 29, 2006; no par and 15,000,000 shares authorized at December 31, 2004 and December 30, 2005 shares; issued and outstanding 3,760,000, 4,708,000 and 4,713,000 (unaudited) shares at December 31, 2004, December 30, 2005 and September 29, 2006, respectively	5,209,000	11,141,000	47,000
Additional paid-in capital	—	—	10,848,000
Receivable from stockholders	(16,000)	(38,000)	(4,000)
Retained earnings	6,284,000	3,557,000	8,951,000

Total redeemable common stock	11,477,000	14,660,000	19,842,000

Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—	—
Commitments and contingencies
Total liabilities and redeemable common stock	$23,223,000	$32,797,000	$37,793,000

See accompanying notes to consolidated financial statements.

WILLDAN GROUP, INC. AND SUBSIDIARIES
(Successor to The Willdan Group of Companies and Subsidiaries)

Consolidated Statements of Operations

				Fiscal Nine Months Ended
	Fiscal Year
				September 30, 2005	September 29, 2006
	2003	2004	2005
			(as restated)	(Unaudited)	(Unaudited)
Contract revenues	$54,485,000	$58,263,000	$67,263,000	$50,350,000	$59,047,000

Direct costs of contract revenues:
Salaries and wages	14,522,000	15,623,000	20,918,000	15,548,000	18,570,000
Production expenses	1,327,000	1,497,000	1,529,000	1,228,000	1,149,000
Subconsultant services	7,360,000	6,089,000	4,745,000	3,748,000	3,166,000

Total direct costs of contract revenues	23,209,000	23,209,000	27,192,000	20,524,000	22,885,000

General and administrative expenses:
Salaries and wages, payroll taxes and employee benefits	17,473,000	19,711,000	22,720,000	16,704,000	19,661,000
Facilities	3,466,000	3,267,000	3,481,000	2,574,000	2,979,000
Stock-based compensation	—	—	2,737,000	525,000	—
Depreciation and amortization	865,000	1,056,000	1,257,000	832,000	1,137,000
Litigation accrual	—	—	2,686,000	—	(1,049,000)
Other	6,202,000	6,923,000	7,935,000	5,698,000	7,663,000

Total general and administrative expenses	28,006,000	30,957,000	40,816,000	26,333,000	30,391,000

Income (loss) from operations	3,270,000	4,097,000	(745,000)	3,493,000	5,771,000

Other income (expense):
Interest	(366,000)	(272,000)	(630,000)	(237,000)	(596,000)
Other, net	1,000	(6,000)	11,000	(9,000)	2,368,000

Total other income (expense)	(365,000)	(278,000)	(619,000)	(246,000)	1,772,000

Income (loss) before income taxes	2,905,000	3,819,000	(1,364,000)	3,247,000	7,543,000
Income tax provision	53,000	47,000	17,000	37,000	79,000

Net income (loss)	$2,852,000	$3,772,000	$(1,381,000)	$3,210,000	$7,464,000

Net income (loss) per share:
Basic and diluted	$0.79	$1.03	$(0.35)	$0.85	$1.58

Weighted-average shares outstanding:
Basic and diluted	3,633,000	3,653,000	3,994,000	3,767,000	4,712,000

Pro Forma Data (unaudited):
Pro forma provision for income taxes	$1,162,000	$1,528,000	$549,000	$1,509,000	$2,117,000
Pro forma net income (loss)	$1,743,000	$2,291,000	$(1,913,000)	$1,738,000	$5,426,000
Pro forma earnings per common share, basic and diluted	$0.48	$0.63	$(0.48)	$0.46	$1.15

See accompanying notes to consolidated financial statements.

WILLDAN GROUP, INC. AND SUBSIDIARIES
(Successor to The Willdan Group of Companies and Subsidiaries)

Consolidated Statements of Redeemable Common Stock

	Redeemable Common stock
						Total redeemable common stock
			Additional paid-in capital	Receivable from stockholders	Retained earnings
	Shares	Amount
Balance at December 27, 2002	3,576,000	$3,462,000	$—	$(3,000)	$2,441,000	$5,900,000
Shares purchased and canceled in connection with buy/sell stock plan	(36,000)	(40,000)	—	—	(48,000)	(88,000)
Shares issued in connection with buy/sell stock plan	180,000	412,000	—	(18,000)	—	394,000
Receipt of stockholder receivable	—	—	—	3,000	—	3,000
Increase in the difference between the aggregate redemption amount and the carrying amount for redeemable common stock	—	305,000	—	—	(305,000)	—
Distributions	—	—	—	—	(400,000)	(400,000)
Net income	—	—	—	—	2,852,000	2,852,000

Balance at January 2, 2004	3,720,000	4,139,000	—	(18,000)	4,540,000	8,661,000
Shares purchased and canceled in connection with buy/sell stock plan	(168,000)	(94,000)	—	—	(407,000)	(501,000)
Shares issued in connection with buy/sell stock plan	208,000	628,000	—	(16,000)	—	612,000
Receipt of stockholder receivable	—	—	—	18,000	—	18,000
Increase in the difference between the aggregate redemption amount and the carrying amount for redeemable common stock	—	536,000	—	—	(536,000)	—
Distributions	—	—	—	—	(1,085,000)	(1,085,000)
Net income	—	—	—	—	3,772,000	3,772,000

Balance at December 31, 2004	3,760,000	5,209,000	—	(16,000)	6,284,000	11,477,000
Shares purchased and canceled in connection with buy/sell stock plan	(6,000)	(9,000)	—	—	(16,000)	(25,000)
Shares issued in connection with buy/sell stock plan	954,000	3,594,000	—	(38,000)	—	3,556,000
Stock-based compensation (as restated)	—	2,737,000	—	—	—	2,737,000
Receipt of stockholder receivable	—	—	—	16,000	—	16,000
Decrease in the difference between the aggregate redemption amount and the carrying amount for redeemable common stock	—	(390,000)	—	—	390,000	—
Distributions	—	—	—	—	(1,720,000)	(1,720,000)
Net loss (as restated)	—	—	—	—	(1,381,000)	(1,381,000)

Balance at December 30, 2005 (as restated)	4,708,000	11,141,000	—	(38,000)	3,557,000	$14,660,000
Shares issued in connection with buy/sell stock plan (unaudited)	5,000	18,000	—	—	—	18,000
Receipt of stockholder receivable	—	—	—	34,000	—	34,000
Decrease in the difference between the aggregate redemption amount and the carrying amount for redeemable common stock	—	—	(264,000)	—	264,000	—
Distributions	—	—	—	—	(2,334,000)	(2,334,000)
Net income (unaudited)	—	—	—	—	7,464,000	7,464,000
Reclassification from common stock to additional paid in capital	—	(11,112,000)	11,112,000	—	—	—

Balance at September 29, 2006 (unaudited)	4,713,000	$47,000	$10,848,000	$(4,000)	$8,951,000	$19,842,000

See accompanying notes to consolidated financial statements.

WILLDAN GROUP, INC. AND SUBSIDIARIES
(Successor to The Willdan Group of Companies and Subsidiaries)

Consolidated Statements of Cash Flows

				Fiscal Nine Months Ended
	Fiscal Year
				September 30, 2005	September 29, 2006
	2003	2004	2005
			(as restated)	(Unaudited) (Unaudited)
Cash flows from operating activities:
Net income (loss)	$2,852,000	$3,772,000	$(1,381,000)	$3,210,000	$7,464,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	865,000	1,056,000	1,274,000	836,000	1,138,000
Loss (gain) on sale of equipment	19,000	18,000	24,000	20,000	(13,000)
Allowance for doubtful accounts	227,000	257,000	321,000	216,000	406,000
Stock-based compensation	—	—	2,737,000	525,000	—
Changes in operating assets and liabilities:
Accounts receivable	(1,336,000)	(906,000)	(2,508,000)	(2,196,000)	(2,301,000)
Costs and estimated earnings in excess of billings on uncompleted contracts	(901,000)	(1,056,000)	(45,000)	(173,000)	(800,000)
Prepaid expenses	(30,000)	110,000	(458,000)	277,000	424,000
Other receivables	(88,000)	(95,000)	(3,184,000)	67,000	(1,030,000)
Other assets	(2,000)	(211,000)	(115,000)	(86,000)	(60,000)
Accounts payable	93,000	(43,000)	(90,000)	119,000	906,000
Accrued liabilities	605,000	1,139,000	7,356,000	(409,000)	(517,000)
Billings in excess of costs and estimated earnings on uncompleted contracts	364,000	(257,000)	396,000	631,000	144,000
Deferred state income taxes	—	69,000	(38,000)	—	48,000
Deferred lease obligations	(46,000)	26,000	276,000	298,000	141,000

Net cash provided by (used in) operating activities	2,622,000	3,879,000	4,565,000	3,335,000	5,950,000

Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(650,000)	(981,000)	(1,885,000)	(1,357,000)	(2,418,000)
Proceeds from sale of equipment	13,000	36,000	28,000	12,000	4,000
Purchase of other assets	—	—	(15,000)	—	(100,000)

Net cash used in investing activities	(637,000)	(945,000)	(1,872,000)	(1,345,000)	(2,514,000)

Cash flows from financing activities:
Changes in excess of outstanding checks over bank balance	287,000	(497,000)	176,000	197,000	(78,000)
Payments on notes payable	(1,463,000)	(1,393,000)	(1,964,000)	(1,794,000)	(1,128,000)
Proceeds from notes payable	1,488,000	602,000	2,134,000	1,275,000	—
Borrowings under line of credit	14,061,000	15,682,000	29,390,000	29,318,000	11,655,000
Repayments of line of credit	(15,673,000)	(16,228,000)	(31,053,000)	(29,641,000)	(11,655,000)
Principal payments on capital leases	(97,000)	(126,000)	(148,000)	(95,000)	(117,000)
Payments on liabilities to stockholders	(250,000)	(250,000)	(255,000)	(257,000)	(3,000)
Proceeds from stockholder receivables	3,000	18,000	16,000	16,000	34,000
Proceeds from issuance of common stock	394,000	612,000	3,556,000	683,000	18,000
Distributions to stockholders	(400,000)	(1,085,000)	(1,720,000)	(1,720,000)	(2,334,000)
Payments to acquire retired stock	(88,000)	(501,000)	(25,000)	(22,000)	—
Payment of deferred offering costs	—	—	—	—	(1,051,000)

Net cash provided by (used in) financing activities	(1,738,000)	(3,166,000)	107,000	(2,040,000)	(4,659,000)

Net increase (decrease) in cash and cash equivalents	247,000	(232,000)	2,800,000	(50,000)	(1,223,000)
Cash and cash equivalents at beginning of the period	251,000	498,000	266,000	266,000	3,066,000

Cash and cash equivalents at end of the period	$498,000	$266,000	$3,066,000	$216,000	$1,843,000

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$371,000	$266,000	$239,000	$242,000	$126,000
Income taxes	15,000	35,000	79,000	65,000	55,000
Supplemental disclosures of noncash investing and financing activities:
Equipment acquired under capital leases	$102,000	$223,000	$211,000	$174,000	$349,000
Amounts receivable from issuance of common stock	18,000	16,000	38,000	—	—
Note payable issued in connection with acquisition of assets	—	—	—	—	150,000

See accompanying notes to consolidated financial statements.

WILLDAN GROUP, INC. AND SUBSIDIARIES
(Successor to The Willdan Group of Companies and Subsidiaries)

Notes to the Consolidated Financial Statements

1. ORGANIZATION AND OPERATIONS OF THE COMPANY

  Nature of Business

        Willdan Group, Inc. and subsidiaries (the Company) is a provider of outsourced services to small and mid-sized public agencies in California and other western states. Outsourcing enables these agencies to provide a wide range of specialized services, without having to incur and maintain the overhead necessary to develop staffing in-house. The Company provides a broad range of services to public agencies including civil engineering, building and safety services, geotechnical engineering, financial and economic consulting, and disaster preparedness and homeland security. Clients primarily consist of cities, counties, redevelopment agencies, water districts, school districts and universities, state agencies, federal agencies, a variety of other special districts and agencies, and trial governments.

        Willdan Group, Inc., a Delaware corporation, is the successor to The Willdan Group of Companies, a California corporation. Willdan Group, Inc. was formed during fiscal year 2006, as a subsidiary of The Willdan Group of Companies, and on June 30, 2006, the assets and liabilities of The Willdan Group of Companies were transferred to Willdan Group, Inc. Since the transaction occurred between entities under common control, the transfer was recorded at historical carrying values in a manner similar to the pooling of interests method of accounting. Hereinafter, Willdan Group refers to both Willdan Group, Inc and its predecessor, The Willdan Group of Companies.

        The Company, which is owned by its employees, board members and a service provider, with the consent of its stockholders, has elected to be treated as an S Corporation for purposes of federal and state income taxes. Effective upon completion of the Company's proposed initial public offering (IPO), the S Corporation status will terminate and thereafter the Company will be subject to federal and state income taxes as a C Corporation.

2. RESTATEMENT

        As discussed in note 7, the Company recorded stock-based compensation expense during fiscal year 2005 for sales of the Company's stock that were considered to be in contemplation of an IPO. Initially, the Company recorded the stock-based compensation expense based on an estimated fair value of the Company's stock of $5.87 per share. The Company has revised its estimate of the fair value to $6.64 per share for the dates our stock was purchased from August to October 2005, and as a result, has restated its consolidated financial statements as of and for the fiscal year ended December 30, 2005. The only effect of the restatement on the consolidated balance sheet as of December 30, 2005 is a reclassification between common stock and retained earnings of $735,000. Following are the effects of the restatement on the fiscal year 2005 consolidated statement of operations and pro forma data:

	As Previously Reported	Adjustments	As Restated
Stock-based compensation expense	$2,002,000	$735,000	$2,737,000
Total general and administrative expenses	40,081,000	735,000	40,816,000
Income (loss) from operations	(10,000)	(735,000)	(745,000)
Income (loss) before income taxes	(629,000)	(735,000)	(1,364,000)
Net income (loss)	(646,000)	(735,000)	(1,381,000)
Net income (loss) per share, basic and diluted	(0.16)	(0.19)	(0.35)
Pro forma net income (loss) (unaudited)	(1,178,000)	(735,000)	(1,913,000)
Pro forma earnings per common share, basic and diluted (unaudited)	(0.29)	(0.19)	(0.48)

        Certain amounts in notes 7 and 10 to the consolidated financial statements have been restated to reflect the effect of the adjustment discussed above.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

        The consolidated financial statements include the accounts of Willdan Group and its wholly owned subsidiaries, Willdan, MuniFinancial, and Arroyo Geotechnical, which was previously a division of Willdan. Additionally, two other wholly owned subsidiaries, American Homeland Solutions and Public Agency Resources, were formed during fiscal year 2004 and began operations in fiscal year 2005. All significant intercompany balances and transactions have been eliminated in consolidation.

  Fiscal Years

        The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to December 31. Fiscal year 2003 was a 53-week year. Fiscal years 2004 and 2005 were 52-week years. All references to years in the notes to consolidated financial statements represent fiscal years.

  Stock Dividend

        On August 4, 2004, the Company's board of directors declared a four-for-one stock split effected in the form of a stock dividend. Stockholders of record as of the close of business on January 1, 2005 received three additional shares for each share held on the record date. Share and per share data for all periods presented in the consolidated financial statements and related disclosures have been adjusted to give effect to this stock dividend.

  Cash and Cash Equivalents

        All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash and cash equivalents include money market funds and various deposit accounts. Outstanding checks in excess of cash on deposit have been reclassified to current liabilities.

        The Company from time to time may be exposed to credit risk with its bank deposits in excess of the FDIC insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

  Fair Value of Financial Instruments

        As of December 31, 2004 and December 30, 2005, the carrying amounts of the Company's cash and cash equivalents, accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, prepaid expenses, other receivables, accounts payable, excess of outstanding checks over bank balance, accrued liabilities, billings in excess of costs and estimated earnings on uncompleted contracts, and payable to stockholders approximate their fair values because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying amounts of notes payable under lines of credit, note payable to stockholders and other notes payable approximate their fair values since the terms are comparable to terms currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

  Segment Information

        The Company consists of six legal entities organized as a holding company with five subsidiary companies. The Company presents segment information externally the same way management uses financial data internally to make operating decisions and assess performance. Willdan Group, the holding company, performs all administrative functions on behalf of the subsidiary companies, such as treasury, legal, accounting, information systems and human resources, and earns revenues that are only incidental to the activities of the enterprise. As a result, Willdan Group does not meet the definition of an operating segment. Three of the five subsidiary companies are aggregated into one segment since they have similar characteristics including the nature of services, the methods used to provide services and the type of customer. The remaining two subsidiary companies each comprise an operating segment.

  Off-Balance Sheet Financings and Liabilities

        Other than lease commitments, legal contingencies incurred in the normal course of business, and employment contracts, the Company does not have any off-balance sheet financing arrangements or liabilities. In addition, the Company's policy is not to enter into derivative instruments, futures or forward contracts. Finally, the Company does not have any majority-owned subsidiaries or any interests in, or relationships with, any special-purpose entities that are not included in the consolidated financial statements.

  Accounting for Contracts

        The Company enters into contracts with its clients that contain three principal types of pricing provisions: fixed fee, time-and-materials, and unit-based. Revenues on fixed fee contracts are recognized on the percentage-of-completion method based generally on the ratio of direct costs incurred to date to estimated total direct costs at completion. Revenue on time-and-materials and unit-based contracts are recognized as the work is performed in accordance with specific terms of the contract. Revenue for amounts that have been billed but not earned is deferred and such deferred revenue is referred to as billings in excess of costs and estimated earnings on uncompleted contracts in the accompanying consolidated balance sheets.

        Adjustments to contract cost estimates are made in the periods in which the facts requiring such revisions become known. When the revised estimate indicates a loss, such loss is provided for currently in its entirety. Claims revenue is recognized only upon resolution of the claim. Change orders in dispute are evaluated as claims. Costs related to unpriced change orders are expensed when incurred and recognition of the related contract revenue is based on an evaluation of the probability of recovery of the costs. Estimated profit is recognized for unpriced change orders if realization of the expected price of the change order is assured beyond a reasonable doubt.

        Applying the percentage-of-completion method of recognizing revenue requires the Company to estimate the indicated outcome of its long-term contracts. The Company forecasts such outcomes to the best of its knowledge and belief of current and expected conditions and its expected course of action. Differences between the Company's estimates and actual results often occur resulting in changes to reported revenues and earnings. Such changes could have a material effect on future consolidated financial statements.

        Direct costs of contract revenues consist primarily of that portion of technical and nontechnical salaries and wages that has been incurred in connection with revenue producing projects. Direct costs of contract revenues also include production expenses, subconsultant services and other expenses that are incurred in connection with revenue producing projects. Direct costs of contract revenues exclude that portion of technical and nontechnical salaries and wages related to marketing efforts, vacations, holidays and other time not spent directly generating revenues under existing contracts. Such costs are included in general and administrative expenses. Additionally, payroll taxes, bonuses and employee benefit costs for all Company personnel are included in general and administrative expenses in the accompanying consolidated statements of operations since no allocation of these costs is made to direct costs of contract revenues. No allocation of facilities costs is made to direct costs of contract revenues nor is depreciation and amortization allocated to direct costs. Other companies may classify as direct costs of contract revenues some of the costs that the Company classifies as general and administrative costs. We expense direct costs of contract revenues when incurred.

        Accounts receivables are carried at original invoice amount less an estimate made for doubtful receivables based upon a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Credit risk is minimal with governmental entities. Accounts receivables are written off when deemed uncollectible. Recoveries of accounts receivables previously written off are recorded when received.

        The value of retainage is included in accounts receivable in the accompanying consolidated financial statements. Retainage represents the billed amount that is retained by the customer, in accordance with the terms of the contract, generally until performance is substantially complete. At December 31, 2004 and December 30, 2005, the Company had retained accounts receivable of approximately $53,000 and $67,000, respectively.

  Leases

        All of the Company's office leases are classified as operating leases and rent expense is included in facilities expense in the accompanying consolidated financial statements. Some of the lease terms include rent concessions and rent escalation clauses, all of which are taken into account in computing minimum lease payments. Minimum lease payments are recognized on a straight-line basis over the minimum lease term. The excess of rents recognized over the amounts contractually due pursuant to the underlying leases is reflected as a liability in the accompanying consolidated balance sheets. The cost of improvements that we make to the leased office space is capitalized as leasehold improvements.

  Equipment and Leasehold Improvements

        Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Equipment under capital leases is stated at the present value of the minimum lease payments. Depreciation and amortization on equipment are calculated using the straight-line method over estimated useful lives of two to five years. Leasehold improvements and assets under capital leases are amortized using the straight-line method over the shorter of estimated useful lives or the term of the related lease.

        Following are the estimated useful lives used to calculate depreciation and amortization:

Category	Estimated Useful Life
Furniture and fixtures	5 years
Computer hardware	2 years
Computer software	3 years
Automobiles and trucks	3 years
Field equipment	5 years

        Equipment and leasehold improvements are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

  Goodwill

        Goodwill represents the excess of costs over fair value of the assets acquired. The goodwill, which has an indefinite useful life, is not amortized, but instead tested for impairment at least annually or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. As of December 31, 2004 and December 30, 2005, all of the goodwill relates to MuniFinancial assets acquired. As of September 29, 2006, goodwill also includes amounts related to the acquisition of the assets of an entity that developed and delivered training courses (unaudited).

  Accounting for Claims Against the Company

        The Company records liabilities to claimants for probable and estimable claims on its consolidated balance sheet, which is included in accrued liabilities, and records a corresponding receivable from the insurance company for the portion of the claim that is probable of being covered by insurance, which is included in other receivables. The estimated claim amount net of the amount estimated to be recoverable from the insurance company is included in general and administrative expense.

  Redeemable Common Stock

        Prior to fiscal year 2005, the Company recognized no compensation expense related to its book value stock purchase plan based on changes in the formula price during the employment period since the employees make a substantive investment that would be at risk for a reasonable period of time.

        Book value shares granted under the purchase plan during fiscal year 2005 were considered to have been granted in contemplation of the IPO, and, accordingly, compensation cost was recorded for the difference between the formula value and the estimated fair value of those shares.

        In the evaluation of the fair value of the stock considered to be issued in contemplation of the IPO, the Company considered the proximity of the issuance to the offering, intervening events, market conditions, transfer restrictions and exercise dates, and profitability and financial condition of the Company.

  Income Taxes

        For federal income tax purposes, the Company reports as an S Corporation wherein the Company elected and the stockholders consented to be taxed in a manner similar to partners in a general partnership. Since federal income taxes on S Corporation income are the responsibility of the individual stockholders, no federal tax provision is included in the accompanying consolidated financial statements. Effective January 1, 2002, the Company elected to be treated as an S Corporation for state tax purposes and has provided for state income taxes at the applicable statutory rate.

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Operating Cycle

        In accordance with industry practice, amounts realizable and payable under contracts, which may extend beyond one year, are included in current assets and liabilities.

  Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  New Accounting Pronouncement

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the awards. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The Company adopted this Statement on January 1, 2006 under the modified prospective method of application. Under that method, compensation costs are recognized for new grants of share-based awards, awards modified after the adoption date, and the remaining portion of the fair value of the unvested awards at the adoption date; however, the Company has no unvested awards as of the adoption date. The adoption of SFAS 123R did not have any effect on the Company's consolidated financial statements as of the date of adoption.

  Unaudited Interim Consolidated Financial Information

        The accompanying consolidated financial statements as of September 29, 2006 and for the fiscal nine months ended September 29, 2006 and September 30, 2005 are unaudited and they do not include all of the disclosures required by U.S. generally accepted accounting principles (GAAP) for complete financial statements. In the opinion of management, such financial statements reflect all adjustments necessary for a fair presentation of the results of the respective interim periods in accordance with GAAP. All such adjustments are of a normal and recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be obtained for the full fiscal year.

4. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

        Equipment and leasehold improvements consist of the following:

	December 31, 2004	December 30, 2005
Furniture and fixtures	$3,630,000	$4,061,000
Computer hardware and software	3,108,000	3,126,000
Leasehold improvements	643,000	791,000
Equipment under capital leases	485,000	618,000
Automobiles, trucks, and field equipment	330,000	373,000

	8,196,000	8,969,000
Accumulated depreciation and amortization	6,169,000	6,167,000

	$2,027,000	$2,802,000

        Included in accumulated depreciation and amortization is $107,000 and $139,000 of amortization related to equipment held under capital leases in 2004 and 2005, respectively.

5. ACCRUED LIABILITIES

        Accrued liabilities consist of the following:

	December 31, 2004	December 30, 2005
Accrued bonuses	$1,987,000	$2,934,000
Paid leave bank	1,306,000	1,453,000
Compensation and payroll taxes	1,112,000	1,376,000
Accrued legal	261,000	73,000
Accrued workers' compensation insurance	206,000	257,000
Litigation accrual	—	5,951,000
Accrued interest	5,000	377,000
Other	847,000	659,000

	$5,724,000	$13,080,000

6. NOTES PAYABLE AND LINE OF CREDIT

        Notes payable, excluding amount due to stockholder, consist of the following:

	2004	2005
Note payable to bank, bearing interest at prime plus 0.25% (7.50% at December 30, 2005), payable in monthly principal and interest installments of $40,000 with maturity on July 1, 2007, secured by accounts receivable and equipment, guaranteed by a principal stockholder	$—	$718,000
Unsecured notes payable to insurance companies to finance insurance premiums, interest at 4.93%, payable in monthly principal and interest installments of $96,000 through August 2006	406,000	755,000
Notes payable for automobiles, 36-48-month terms, bearing interest at 6.25% to 7.20%, payable in monthly principal and interest installments of $3,000 and $1,000 at December 31, 2004 and December 30, 2005, respectively, maturing through 2007, secured by Company vehicles	94,000	10,000
Equipment term loan payable to bank for equipment financing, secured by equipment purchased, bearing interest at the prime rate plus 1.00% (6.25% at December 31, 2004), this note was repaid during 2005	121,000	—
Note payable to bank, secured by substantially all the assets of the
Company, bearing interest at the prime rate plus 0.75% (6.0% at
December 31, 2004), this note was repaid during 2005	528,000	—
Note payable to bank for equipment financing, bore interest at the prime rate plus 1.25% (6.50% at December 31, 2004), this note was repaid during 2005	121,000	—
Note payable to a former stockholder of the Company bearing interest equal to the interest on a three-year US Treasury Note plus 1.00% (2.29% at December 31, 2004), adjusted annually, this note was repaid during 2005	43,000	—

	1,313,000	1,483,000
Less current portion	946,000	1,230,000

Other notes payable, excluding amount due to stockholder, less current portion	$367,000	$253,000

        Under a revolving line of credit dated June 24, 2005, the Company has available an $8,000,000 line of credit facility with a bank. The line of credit, which matures on July 31, 2007, bears interest at prime plus 0.25% (7.50% at December 30, 2005), is secured by substantially all assets of the Company and is personally guaranteed by a principal stockholder. Additionally, pursuant to the Company's stock buy/sell agreement, where a stockholder is, or has been, required to guarantee the debts of the Company, each of the remaining stockholders has agreed to share such guarantee in proportion to their ownership interest in the Company. There were no outstanding borrowings under this agreement as of December 30, 2005 or as of September 29, 2006 (unaudited).

        The loan agreements for the revolving line-of-credit and the note payable for which $718,000 is outstanding as of December 30, 2005, limits dividend distributions other than to enable stockholders to satisfy income tax obligations and require the Company to obtain written consent to enter into certain transactions with its stockholders. Borrowings outstanding under these agreements are subject to repayment acceleration and a defined default rate of interest in the event of default in the performance or observance, when due, of any term, covenant, or condition of the agreements. At December 30, 2005 the Company was in compliance with covenants included in the line-of-credit and term loan agreements.

        The Company had available a $5,500,000 line of credit with a bank that expired in June 2005, of which $1,663,000 was outstanding at December 31, 2004. The line of credit bore interest at the prime rate plus 0.5% (5.75% at December 31, 2004) and was secured by substantially all assets of the Company and was guaranteed by a principal stockholder.

        As of December 31, 2004, the Company had an outstanding note payable with a principal stockholder of the Company. This subordinated note, secured by the accounts receivable of the Company, bore interest at the prime rate plus 1.5% and was due January 1, 2006; however, the note was repaid in full during fiscal year 2005. Interest paid to the stockholder amounted to approximately $43,000, $29,000 and $14,000 during fiscal years 2003, 2004 and 2005, respectively.

        Principal maturities of notes payable as of December 30, 2005 are as follows:

2006	$1,230,000
2007	253,000

$1,483,000

7. BOOK VALUE STOCK PURCHASE PLAN

      The Company has a program whereby selected employees, contract employees, officers and directors of the Company may purchase redeemable shares of the Company's stock. The purpose of the program is to provide for continuity of management by establishing a plan under which the stock of the Company will remain in the hands of those individuals who are or will be actively responsible for the continued success of the Company and who desire to own such stock. The existing stockholders must approve additional sales of stock and the Company's board of directors determines which individuals and how many shares each of these individuals may purchase. Company employees and directors own most of the Company's stock and every share of the Company's stock is covered by the stock buy/sell agreement (the Agreement).

        The stockholders may not transfer ownership of the stock other than to hold title to the stock in a trust for the benefit of the stockholder and/or his or her spouse, children or estate. Stockholders who wish to sell the stock must tender an offer of the stock to the Company or to another Company stockholder. Termination of employment with the Company does not trigger a requirement to sell the stock back to the Company. However, the Company has the right to repurchase any of the stock at any time from any stockholder.

        All purchases and repurchases of stock are priced based on the same formula and there is no vesting period. The Company has various options with respect to repurchasing the stock tendered by the stockholders as specified in the Agreement. If the repurchase of stock is involuntary (i.e., the Company demands the repurchase), then the Company must immediately pay cash for 100% of the shares.

        The Agreement shall terminate upon agreement of all parties, dissolution or bankruptcy of the Company, and if the Company becomes a public company.

        During fiscal year 2005, individuals purchased 954,000 shares of the Company's redeemable common stock at $3.77 per share pursuant to awards of stock purchase rights granted by the Company's board of directors. At the time of the stock sales, the Company was considering becoming a public company in addition to other forms of financing that would not have resulted in the Company becoming publicly traded. During the Company's year-end close process in February 2006, the Company determined it was possible the Company could be within one year of an IPO. Accordingly, the fiscal year 2005 sales of common stock were considered to be in contemplation of the Company's proposed IPO and the difference between the aggregate estimated fair value of the shares and the aggregate formula-based price was recorded as an expense in fiscal year 2005. The expense totaled $2.7 million (as restated, see note 2) and is included as stock based compensation within general and administrative expenses.

        In the evaluation of the fair value of the stock considered to be issued in contemplation of the IPO, the Company considered the profitability and financial condition of the Company, the proximity of the issuance to the offering, intervening events, transfer restrictions and exercise dates.

8. COMMITMENTS

  Leases

        The Company is obligated under capital leases for certain furniture and office equipment that expire at various dates through the year 2009.

        The Company also leases certain office facilities under noncancelable operating leases that expire at various dates through the year 2012 and is committed under noncancelable operating leases for the lease of computer equipment and automobiles through the year 2008.

        Future minimum rental payments under capital and noncancelable operating leases are summarized as follows:

	Capital	Operating
Fiscal year:
2006	$165,000	$3,228,000
2007	140,000	3,215,000
2008	76,000	2,494,000
2009	25,000	1,800,000
2010	—	1,530,000
Thereafter	—	1,850,000

Total future minimum lease payments	$406,000	$14,117,000

Amount representing interest (at rates ranging from 4.75% to 10.0%)	36,000

Present value of net minimum lease payments under capital leases	370,000
Less current portion	147,000

	$223,000

        Rent expense and related charges for common area maintenance for all facility operating leases for 2003, 2004 and 2005 was approximately $2,236,000, $2,322,000 and $2,483,000, respectively.

  Employee Benefit Plans

        The Company has a qualified profit sharing plan (the Plan) pursuant to Code Section 401(a) and qualified cash or deferred arrangement pursuant to Code Section 401(k) covering substantially all employees. Employees may elect to contribute up to 50% of compensation limited to the amount allowed by tax laws. Company contributions are made solely at the discretion of the Company's Board of Directors. The Company made matching contributions of approximately $201,000, $224,000 and $231,000 during 2003, 2004 and 2005, respectively.

        The Company has an incentive bonus plan for regional managers, division managers and others as determined by the Company president. Bonuses are awarded under this plan based on five to twenty-five percent of the eligible employee's annual salary if certain financial goals are achieved. The financial goals are not stated in the plan; rather they are judgmentally determined each year. In addition, the Board of Directors may declare discretionary bonuses to key employees and all employees are eligible for what the Company refers to as the "hot hand" bonus program, which pays awards for outstanding performance. Bonuses declared for fiscal years 2003, 2004 and 2005 totaled approximately $1,602,000, $2,427,000 and $3,322,000, respectively, of which approximately $1,987,000 and $2,934,000, which represents annual performance bonuses, is included in accrued liabilities at December 31, 2004 and December 31, 2005, respectively.

  Post employment health benefits (unaudited)

        In May 2006, the Company's board of directors approved providing lifetime health insurance coverage for the Company's chief executive officer and his spouse and for the widow of the Company's former chief executive officer, Mrs. Heil, who is also a Company board member. Additionally, the board approved health insurance coverage for Mrs. Heil's two dependents until they reach the maximum age for dependent coverage under the Company's health insurance policy.

        During the second fiscal quarter of 2006, the Company recorded general and administrative expense equal to the present value of the expected payments for health insurance coverage for Mrs. Heil and her dependents and began to amortize, to general and administrative expense, the present value of the expected payments for post employment health coverage for the Company's chief executive officer and his spouse over the period from approval of the benefit to the estimated date of retirement.

9. INCOME TAXES

        The provision (benefit) for income taxes consists of:

	Fiscal Year
	2003	2004	2,005
Current state taxes	$26,000	$46,000	$55,000
Deferred state taxes	27,000	1,000	(38,000)

	$53,000	$47,000	$17,000

        The provision (benefit) for income taxes differ from the amount of income tax determined by applying the U. S. federal income tax rate to pretax income due to the lack of federal income taxes resulting from the Company's S Corporation election and due to state income taxes.

        The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets are as follows:

	December 31, 2004	December 30, 2005
Deferred tax assets:
Accrued litigation judgment	$—	$46,000
Accounts receivable allowance	4,000	4,000
Equipment and leasehold improvement depreciation	5,000	7,000
Other accrued liabilities	13,000	9,000

	22,000	66,000

Deferred tax liabilities:
Deferred revenue	(106,000)	(105,000)
Goodwill amortization	(12,000)	(15,000)
Other	—	(4,000)

	(118,000)	(124,000)

Net deferred tax assets (liabilities)	$(96,000)	$(58,000)

        Management believes it is more likely than not that the Company will realize the benefit of the deferred tax assets existing at December 30, 2005. Further, management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. There can be no assurance, however, that the Company will generate taxable earnings or any specific level of continuing earnings in the future.

10. SEGMENT INFORMATION

        The Company has three segments, engineering services, public finance services and homeland security services. The engineering services segment includes Willdan, Arroyo Geotechnical and Public Agency Resources. The engineering services segment performs services for a broad range of public agency clients and offers a full complement of engineering, building and safety, construction management, and municipal planning services to clients throughout the western United States. The public finance services segment, which consists of MuniFinancial, provides expertise and support for the various financing techniques employed by public agencies to finance their operations and infrastructure along with the mandated reporting and other requirements associated with these financings. The homeland security services segment, which consists of American Homeland Solutions, provides homeland security and public safety consulting services to cities, counties and related municipal service agencies.

        The accounting policies applied to determine the segment information are the same as those described in the summary of significant accounting policies. There were no intersegment sales for each of the fiscal years in the three-year period ended December 30, 2005. Management evaluates the performance of each segment based upon income or loss before year-end performance bonuses and income taxes. Certain segment asset information including expenditures for long-lived assets has not been presented as it is not reported to or reviewed by the chief operating decision maker. In addition, enterprise-wide service line contract revenues are not included as it is impracticable to report this information for each group of similar services.

        Financial information with respect to the reportable segments and reconciliation to the amounts reported in the Company's consolidated financial statements follows:

	Engineering Services	Public Finance Services	Homeland Security Services	Unallocated Corporate		Intersegment	Consolidated Total
Fiscal Year 2003
Contract revenue	$45,498,000	$8,987,000	$—	$—		$—	$54,485,000
Depreciation and amortization	627,000	238,000	—	—		—	865,000
Interest expense	317,000	49,000	—	—		—	366,000
Segment profit before bonuses and income taxes	2,996,000	1,165,000	—	—		—	4,161,000
Annual performance bonuses	799,000	267,000	—	190,000		—	1,256,000
Income tax provision	39,000	13,000	—	1,000		—	53,000
Net income (loss)	2,158,000	885,000	—	(191,000	)(2)	—	2,852,000
Segment assets	16,673,000	6,766,000	—	7,672,000	(3)	(9,651,000)	21,460,000
Fiscal Year 2004
Contract revenue	48,615,000	9,648,000	—	—		—	58,263,000
Depreciation and amortization	786,000	270,000	—	—		—	1,056,000
Interest expense	229,000	43,000	—	—		—	272,000
Segment profit before bonuses and income taxes	4,229,000	1,576,000	—	1,000		—	5,806,000
Annual performance bonuses	1,137,000	411,000	—	439,000		—	1,987,000
Income tax provision	29,000	17,000	—	1,000		—	47,000
Net income (loss)	3,063,000	1,148,000	—	(439,000	)(1)	—	3,772,000
Segment assets	19,754,000	8,236,000	—	8,356,000	(2)	(13,123,000)	23,223,000
Fiscal Year 2005
Contract revenue	56,908,000	10,265,000	90,000	—		—	67,263,000
Depreciation and amortization	969,000	283,000	5,000	—		—	1,257,000
Interest expense	578,000	40,000	12,000	—		—	630,000
Segment profit (loss) before bonuses and income taxes (as restated, see note 2)	3,583,000	1,118,000	(352,000)	(2,779,000)		—	1,570,000
Annual performance bonuses	1,967,000	340,000	20,000	607,000		—	2,934,000
Income tax provision	3,000	1,000	1,000	12,000		—	17,000
Net income (loss) (as restated, see note 2)	1,613,000	777,000	(373,000)	(3,398,000	)(1)	—	(1,381,000)
Segment assets	29,757,000	9,013,000	97,000	13,385,000	(2)	(19,455,000)	32,797,000

(1)
The following sets forth the amounts included in the net income (loss) that was Unallocated Corporate for fiscal years 2003, 2004 and 2005:

	Fiscal Year 2003	Fiscal Year 2004	Fiscal Year 2005
			(as restated, see note 2)
Unallocated net income (loss):
Annual performance bonuses	$190,000	$439,000	$607,000
Special bonuses	—	—	42,000
Stock-based compensation	—	—	2,737,000
Income tax provision	1,000	—	12,000

	$(191,000)	$(439,000)	$(3,398,000)

  Most types of overhead costs incurred by Willdan Group are allocated to the Company's segments. However, because management makes operating decisions and assesses performance of the Company's segments based on financial information before bonuses, the bonuses for Willdan Group employees were not allocated to the segments. The stock compensation expense incurred during fiscal year 2005 as a result of the proposed IPO was not allocated for a similar reason.

(2)
The following sets forth the assets that are included in Unallocated Corporate for fiscal years 2003, 2004 and 2005.

	Fiscal Year 2003	Fiscal Year 2004	Fiscal Year 2005
Assets:
Cash	$64,000	$112,000	$2,912,000
Prepaid expenses	131,000	184,000	1,093,000
Intercompany receivables	1,829,000	2,108,000	3,028,000
Other receivables	13,000	98,000	40,000
Equipment and leasehold improvements, net	172,000	304,000	779,000
Investments in subsidiaries	5,354,000	5,354,000	5,354,000
Other assets	109,000	196,000	179,000

	$7,672,000	$8,356,000	$13,385,000

        Financial information with respect to the reportable segments for the fiscal nine months ended September 30, 2005 (all unaudited) and the fiscal nine months ended September 29, 2006 (all unaudited) follows:

Fiscal Nine Months Ended September 30, 2005	Engineering Services	Public Finance Services	Homeland Security Services	Unallocated Corporate	Consolidated Total
Contract revenue	$42,850,000	$7,460,000	$40,000	$—	$50,350,000
Segment profit before bonuses and income taxes	5,227,000	731,000	(257,000)	(494,000)	5,207,000
Annual performance bonuses	1,471,000	197,000	—	292,000	1,960,000
Net income (loss)	3,754,000	533,000	(258,000)	(819,000)	3,210,000
Fiscal Nine Months Ended September 29, 2006	Engineering Services	Public Finance Services	Homeland Security Services	Unallocated Corporate	Consolidated Total
Contract revenue	$49,768,000	$8,562,000	$717,000	$—	$59,047,000
Segment profit before bonuses and income taxes	7,098,000	1,003,000	(194,000)	1,817,000	9,724,000
Annual performance bonuses	1,603,000	266,000	—	312,000	2,181,000
Net income (loss)	5,493,000	736,000	(195,000)	1,430,000	7,464,000

11. OTHER RELATED PARTY TRANSACTIONS

        Included in subconsultant services expenses in the accompanying consolidated statements of operations are expenses for services provided to the Company by an affiliate of a member of the Company's board of directors totaling $77,000, $43,000 and $68,000 for fiscal years 2003, 2004 and 2005, respectively.

        Included in other general and administrative expenses in the accompanying consolidated statements of operations are expenses for services provided to the Company by an affiliate of a member of the Company's board of directors totaling $20,000, $35,000 and $42,000 for fiscal years 2003, 2004 and 2005, respectively.

12. PRO FORMA INCOME TAXES (UNAUDITED)

        Upon completion of the proposed IPO (as more fully described in Note 1), the Company will not qualify as an S corporation. Thus, the Company will be taxed at regular corporate rates. For informational purposes, the Company's consolidated statements of operations include pro forma adjustments for income taxes at a 40% rate that would have been recorded if the Company was a C corporation. The pro forma tax provision for fiscal year 2005 reflects the non-deductibility of stock based compensation expense and the pro forma tax provision for the fiscal nine months ended September 29, 2006 reflects the nontaxability of life insurance proceeds.

        Assuming the proposed IPO closed September 29, 2006, the company would have recorded a one-time noncash charge of approximately $2.2 million to adjust its deferred tax accounts resulting from the change in the Company's tax status.

13. CONTINGENCIES

  Claims and Lawsuits

        The Company is subject from time to time to various claims and lawsuits, including those alleging professional errors or omissions that arise in the ordinary course of business against firms that operate in the engineering and consulting professions. The Company carries professional liability insurance, subject to certain deductibles and policy limits, for such claims as they arise and may from time to time establish reserves for litigation that is considered probable of loss.

        The Company is currently involved in a dispute with the City of West Hollywood that was initiated in fiscal year 2002. This matter concerns a construction project in the City of West Hollywood, California, for the improvement of Santa Monica Boulevard. The project required the reconstruction of approximately three miles of roadway. The city and the general contractor claimed that the structural design the Company prepared was inadequate for the volume and type of traffic on Santa Monica Boulevard.

        In the fourth quarter of 2005, following a trial in the Los Angeles County Superior Court in California, the jury rendered a verdict against the Company and awarded damages in the amount of $6.3 million, including attorney's fees, interest and costs. As of December 30, 2005, management estimated that approximately $3.2 million of the damages was covered by the Company's professional liability insurance policy. Accordingly, in fiscal year 2005, the Company expensed $2.7 million of this judgment, and recorded related interest expense of $0.4 million. Related to this matter, the Company has recorded $3.2 million in other receivables and $6.3 million in accrued liabilities in the accompanying consolidated balance sheet as of December 30, 2005.

        The Company's insurance carrier has posted bonds and retained counsel to file an appeal with respect to this matter. During the appeal process, interest will accrue on the outstanding judgment at the rate of 10% per annum. The Company cannot predict the outcome of this appeal process.

  Rescission Offer

        The Company's redeemable common stock issued during fiscal year 2005 may not have been exempt from registration or qualification under federal and state securities laws and the Company may not have obtained the required registrations or qualifications. Accordingly, the Company made rescission offers to the holders of these shares during July 2006 as permitted under California securities law. Each of the holders who purchased shares during fiscal year 2005 irrevocably rejected the Company's rescission offer. Prior to the rescission offer, management believed there was only a remote likelihood that a rescission offer would be accepted by any of the affected stockholders and prior to issuing the fiscal year 2005 consolidated financial statements, all of the holders of these shares had rejected the rescission offer, which further substantiated management's belief that the likelihood of rescission was remote. Further, management believes that the 2005 stock offering satisified the Section 4(2) exemption of the Securites Act of 1933, as amended, based on the limited nature of the offering, the level of knowledge and relationships of the purchasers and the information provided by the Company to the purchasers.

14. SUBSEQUENT EVENTS

  Life Insurance Proceeds

        On May 15, 2006, the Company's co-founder and chief executive officer, Dan W. Heil, passed away. The Company carried two life insurance policies on Mr. Heil totaling $2.3 million in coverage. In June 2006, the proceeds from the $0.3 million policy were received by the Company. In July 2006, the Company received the proceeds from the $2.0 million policy. The $2.3 million is included in other, net under other income (expense) in the accompanying consolidated statement of operations for the fiscal nine months ended September 29, 2006 (unaudited). Accordingly, $2.3 million is included in net cash provided by operating activities in the accompanying consolidated statement of cash flows for the fiscal nine months ended September 29, 2006 (unaudited).

  Litigation

        In the third fiscal quarter of 2006, the Company obtained a court ruling awarding the Company approximately $1.0 million that had been previously paid by the Company's insurance policy in an unrelated claim that arose in fiscal year 2002. Because the claim arose in 2002, the Company will be able to replenish its insurance coverage and deductible by $1.0 million for that policy year. As a result, the Company has $1.0 million of additional insurance coverage available for the West Hollywood case discussed in note 13 since that claim also arose in 2002. Therefore, the Company has reflected an additional receivable of approximately $1.0 million from the insurance company in the third fiscal quarter of 2006 and a corresponding reduction in the litigation accrual expense related to the West Hollywood litigation (unaudited).

2,900,000 Shares

Common Stock

PROSPECTUS

Wedbush Morgan Securities

November 20, 2006

        Until December 15, 2006 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

QuickLinks

  Filed Pursuant to Rule 424(b)(4) Registration No. 333-136444
TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
MARKET AND INDUSTRY DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Projected Changes in State Populations: 2000 to 2030
Federal Department of Homeland Security Grant Program—Fiscal Year 2006
MANAGEMENT
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
WILLDAN GROUP, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
WILLDAN GROUP, INC. AND SUBSIDIARIES (Successor to The Willdan Group of Companies and Subsidiaries) Consolidated Balance Sheets
WILLDAN GROUP, INC. AND SUBSIDIARIES (Successor to The Willdan Group of Companies and Subsidiaries) Consolidated Statements of Operations
WILLDAN GROUP, INC. AND SUBSIDIARIES (Successor to The Willdan Group of Companies and Subsidiaries) Consolidated Statements of Redeemable Common Stock
WILLDAN GROUP, INC. AND SUBSIDIARIES (Successor to The Willdan Group of Companies and Subsidiaries) Consolidated Statements of Cash Flows
WILLDAN GROUP, INC. AND SUBSIDIARIES (Successor to The Willdan Group of Companies and Subsidiaries) Notes to the Consolidated Financial Statements